    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1996

                                                       REGISTRATION NO. 333-4739
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              WIRED VENTURES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE                                            2721                              94-3241954
(STATE OR OTHER JURISDICTION OF         (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)          CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                         520 THIRD STREET, FOURTH FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 276-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             ---------------------

                                 JEFFREY SIMON
                            CHIEF FINANCIAL OFFICER
                              WIRED VENTURES, INC.
                         520 THIRD STREET, FOURTH FLOOR
                            SAN FRANCISCO, CA 94107
                                 (415) 276-5000
                                JSIMON@WIRED.COM
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             ---------------------

                                   COPIES TO:

                KENNETH L. GUERNSEY                                     ROBERT T. CLARKSON
                  JODIE M. BOURDET                                      KENNETH M. SIEGEL
                  ISOBEL A. JONES                                       TAMARA G. MATTISON
                BRADLEY P. MACMILLIN                         WILSON, SONSINI, GOODRICH & ROSATI, P.C.
                 COOLEY GODWARD LLP                                     650 PAGE MILL ROAD
           ONE MARITIME PLAZA, 20TH FLOOR                              PALO ALTO, CA 94304
              SAN FRANCISCO, CA 94111                                     (415) 493-9300
                   (415) 693-2000

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 1996
4,750,000 SHARES

[WIRED LOGO]

WIRED VENTURES, INC.

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)
--------------------------------------------------------------------------------

Of the 4,750,000 shares of Common Stock offered, 3,800,000 shares are being offered hereby in the United States and 950,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

All of the shares of Common Stock offered hereby are being sold by Wired Ventures, Inc. (the "Company"). Prior to the offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WWWW", subject to official notice of issuance.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
              INITIAL PUBLIC           UNDERWRITING            PROCEEDS TO
              OFFERING PRICE           DISCOUNT(1)             COMPANY(2)
--------------------------------------------------------------------------------
Per Share    $                         $                       $
Total(3)     $                         $                       $


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $1,300,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 712,500 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, and proceeds to
         Company will be $        , $       , and $       , respectively. See
         "Underwriting".
--------------------------------------------------------------------------------

The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about
October    , 1996, against payment therefor in immediately available funds.


GOLDMAN, SACHS & CO.                              ROBERTSON, STEPHENS & COMPANY
--------------------------------------------------------------------------------

The date of this Prospectus is          , 1996.

          Wired(R) is a registered trademark and HotWired(TM), HardWired(TM), HotBot(SM), Wired TV(TM), and Wired Online(TM) and certain other terms used in this Prospectus are trademarks or service marks of the Company. Trade names, trademarks, and service marks of other companies appearing in this Prospectus are the property of their respective holders.

          The contents of the Company's Web sites and other media products are not part of this Prospectus.

          ----------------------------------------------------------------------

          IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

          ----------------------------------------------------------------------

                   [ARTWORK - DESCRIPTION OF COMPANY PRODUCT]

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Except where otherwise indicated, all share and per-share information in this Prospectus has been adjusted to reflect
(i) the completion in May 1996 of the Reorganization described in "The Company,"
(ii) the repricing by the Company of certain outstanding stock options in September 1996, (iii) a one-for-two reverse split of the Preferred and Common Stock of the Company to be effected in October 1996, and (iv) the conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock (based on an assumed initial public offering price of $13.00 per share), which will occur automatically upon the completion of the offerings. In addition, unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. See "Description of Capital Stock" and "Underwriting."

THE COMPANY

Wired Ventures, Inc. (the "Company") is a new kind of global, diversified media company engaged in creating compelling, branded content. Its current businesses include publishing Wired magazine and programming original content on the World Wide Web (the "Web") primarily through its HotWired network of online content sites (the "HotWired Network"). The Company also launched a series of book titles in September 1996 and is developing a television program based on its The Netizen online program. The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age.


Wired magazine and the Company's online content sites have award-winning content and design that have attracted large and rapidly growing audiences with young, well educated, and affluent demographics that the Company believes are highly sought after by advertisers. The Company also believes that with its creative, research, technological, sales, and management expertise, and its established brands, it has created a platform from which to launch additional brands across multiple media. In addition, the Company believes that its brands and media properties are well positioned to capitalize on the expected growth in the use of the Internet and the Internet advertising market. Industry sources estimate that total spending for online advertising will reach $4.8 billion by 2000, up from $80 million in 1996.



Wired magazine was launched in January 1993 to cover the Digital Revolution, a term popularized by the Company that describes the profound changes caused by the convergence of the computer, media, and communications industries. With Wired magazine's blend of compelling editorial content and highly innovative design, the Company has created a unique magazine genre. Wired magazine is not a computer magazine; it is about the people, companies, and ideas of the Digital Revolution. Wired magazine's paid circulation has grown from 90,000 at the end of 1993 to an estimated 325,000 at the end of September 1996, while average advertising revenues have grown from $265,000 per issue for 1993 to over $1.5 million per issue for the first nine issues of 1996. The magazine's advertisers range from consumer goods companies such as The Saturn Corporation to technology and telecommunications companies such as Motorola, Inc. Wired magazine has won a number of prestigious awards, including a 1994 National Magazine Award for General Excellence and the 1996 National Magazine Award for Design, both given by the American Society of Magazine Editors.


The Company's online programming is primarily distributed through the Web. Its flagship offering, the HotWired Network, was launched in October 1994 and features original content on topics such as politics, travel, technology, arts, entertainment, health, careers, and lifestyle, as well as content based on Wired magazine. The HotWired Network also includes HotBot, a Web-wide search engine designed to search the complete text of all documents on the Web, launched in June 1996. Users can access the HotWired Network's programs through the main HotWired Network site (http://www.hotwired.com) or in most cases through each program's own distinct Web address. The Company also produces the popular Suck.com online content site (http://www.suck.com), a source of sharp commentary on the Web and popular culture. During September 1996, the Company's Web sites received between 137,000 and 206,000 visitors per weekday, up from 12,000 to 19,000 visitors per weekday in September 1995. The Company's online advertisers range from consumer products companies such as VISA International to technology and telecommunications companies such as Intel Corporation. The HotWired Network has won a number of prestigious awards, including the Digital Hollywood Best of Digital Hollywood award (1995) and Best Site of the Year award (1996) and the National Information Infrastructure Arts & Entertainment Award (1995).



The Company has devoted and will continue to devote substantial resources to extending its brands into new print, online, and television media properties, all of which are aimed at the core demographic groups reached by Wired magazine and the HotWired Network. The Company, through its HardWired book brand, is in the process of publishing several book titles. The first two of these have been chosen as a Book of the Month Club selection and a featured alternate, respectively. The Company is also developing a television program based on the HotWired Network's The Netizen political commentary program (http://www.netizen.com) with funding partially provided under an agreement between the Company and MSNBC Cable Channel, L.L.C., a joint venture of National Broadcasting Company, Inc. and Microsoft Corporation. In addition, the Company is developing an online news service that will provide news from the perspective of the digital generation. This service is expected to attract additional traffic to the HotWired Network and, along with other HotWired content, will also be distributed through alternative channels such as the PointCast Network. The Company is also exploring several new magazine, online, and television concepts that are editorially and creatively distinct from the Company's current products. Although over 90% of the Company's revenues to date have been from Wired magazine, as of September 30, 1996, approximately half of the Company's employees were devoted to operating and developing the Company's online operations.


The Company aims to create "smart media for smart people around the world" - high-quality information and entertainment products aimed at a well educated, affluent, technologically savvy, and influential consumer group. Its mission is to build a new kind of global, diversified media company for the 21st century utilizing its ability to create compelling, branded content across multiple media, its research and technological capabilities, its strong connection to consumers and advertisers, and its commitment to journalistic and artistic excellence.

RISK FACTORS

For a discussion of considerations relevant to an investment in the Common Stock, see "Risk Factors."

THE OFFERINGS

Common Stock offered:
  U.S. Offering...........................   3,800,000 shares
  International Offering..................   950,000 shares
     Total................................   4,750,000 shares
Common Stock to be outstanding after the
  offerings...............................   20,961,518 shares(1)
Use of proceeds...........................   Repayment of approximately $5.0
                                             million of indebtedness, product
                                             development, international
                                             expansion, and working capital and
                                             other general corporate purposes.
                                             See "Use of Proceeds."
Proposed Nasdaq National Market symbol....   WWWW


(1) Based on shares outstanding as of September 30, 1996. Excludes: (i) 2,435,364 shares issuable upon the exercise of stock options outstanding as of such date with a weighted average exercise price of $8.72 per share; (ii) 2,481,432 shares reserved for future issuance under the Company's 1996 Equity Incentive Plan; and (iii) 50,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                                   NINE MONTHS
                                                                                      ENDED
                                              YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                            ----------------------------       --------------------
                                            1993        1994        1995        1995         1996
                                           ------      ------      ------      ------      --------
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Total revenues...........................  $ 2,928     $ 9,181     $25,255     $16,736     $ 25,109
Total costs and expenses.................    3,952      12,718      33,188      21,098       67,896(1)
Operating loss...........................   (1,024)     (3,537)     (7,933)     (4,362)     (42,787)(1)
Net loss.................................   (1,036)     (3,457)     (6,505)     (3,334)     (42,038)(1)
Pro forma net loss per share(2)..........                          $ (0.37)                $  (2.47)



                                                                          SEPTEMBER 30, 1996
                                                                      -------------------------
                                                                      ACTUAL      AS ADJUSTED(3)
                                                                     -------       -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  3,997     $ 55,124
Working capital (deficit)..........................................    (6,791)      49,336
Total assets.......................................................    18,271       69,398
Long-term note payable.............................................     1,272        1,272
Accumulated deficit................................................   (36,830)     (36,830)
Total stockholders' equity (deficit)...............................      (448)      55,679


--------------------------------------------------------------------------------

(1) Includes non-cash operating charges of $20.5 million resulting from the write-off of in-process research and development recorded in connection with the Business Combination described in "The Company" and $6.4 million compensation expense relating to stock options granted and stock issued during the first six months of 1996.

(2) See Note 2 of Notes to Consolidated Financial Statements.
(3) As adjusted to reflect the sale by the Company of 4,750,000 shares of Common Stock in the offerings at an assumed initial public offering price of $13.00 per share and deduction of the estimated underwriting discount and offering expenses and application of the net proceeds therefrom as described herein. See "Use of Proceeds" and "Capitalization."


This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

RISK FACTORS

In addition to the other information presented in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

LIMITED OPERATING HISTORY AND ANTICIPATION OF LOSSES


The Company commenced the publishing of Wired magazine in January 1993 and launched the HotWired Network in October 1994. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company has incurred operating losses since inception, including operating losses of $1.0 million for 1993, $3.5 million for 1994, $7.9 million for 1995, and $42.8 million for the nine months ended September 30, 1996, partially as a result of a one-time, non-cash charge of approximately $20.5 million resulting from the write-off of in-process research and development recorded in connection with the Business Combination described in "The Company." Moreover, deferred compensation expense of $9.9 million relating to stock options granted and stock issued prior to May 31, 1996 will be recognized over the vesting periods of the options. Of such amount, $6.4 million was recognized in the nine months ended September 30, 1996, and the balance will be amortized over the remaining vesting periods of the options, including $380,000 to be recognized in the three months ending December 31, 1996. Although over 90% of the Company's revenues to date have been from Wired magazine, the Company has devoted and will continue to devote substantial resources to extending its brands into new print, online, and television media properties. The Company and its prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by new media companies and companies in the new and rapidly evolving market for online products and services. To address these risks, the Company must, among other things, continue to respond to competitive developments, attract, retain, and motivate qualified personnel, continue to successfully execute its advertising and print sales strategies, and develop and successfully commercialize new media properties. There can be no assurance that the Company will be successful in addressing these risks. The Company's ability to maintain or increase its revenues or become profitable depends on many factors, including its ability to increase advertising rate bases and the resulting revenues for its print publications and online content sites and increase the paid circulation of its print publications. There can be no assurance that the Company will be successful in any of these efforts. Since its inception, the Company has experienced substantial growth, which has required it to significantly increase the scale of its operations and, correspondingly, its operating expenses. The increase in operating expenses reflects the hiring of additional personnel in all functional areas, an increase in sales and marketing activities, and the funding of development of new products and technologies. The Company expects that operating expenses will increase faster than revenues for at least the next 18 months and, as a result, the Company expects to incur operating and net losses through at least 1997. There can be no assurance that the Company can maintain or increase its revenues in the future to offset its increased operating expenses. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Business -- Development Projects."


FLUCTUATIONS IN OPERATING RESULTS

As a result of the Company's limited operating history, the Company does not have relevant historical financial information for a significant number of periods on which to base planned revenues and operating expenses. The Company expects to experience significant fluctuations in future quarterly and annual operating results that may be caused by many factors, including

(i) the seasonal nature of the advertising business, where the second and fourth calendar quarters for magazine publishers are generally characterized by higher advertising revenues; (ii) the ability of the Company to maintain or increase the paid circulation for Wired magazine and future publications; (iii) the cost of paper, postage, and other costs associated with magazine production and distribution; (iv) the ability to maintain or increase print and online advertising rate bases; (v) the ability to reasonably predict newsstand and store sales of its magazines and books and thereby limit the returns of unsold products; (vi) the anticipated increases in operating expenses to support the expansion of its existing print and online businesses, the development of new magazine and online content sites, and the Company's book publishing and television efforts; (vii) the size and rate of growth of the market for Internet products and online content; (viii) the introduction by others of products that are competitive with those of the Company; and (ix) the general economic conditions in the United States and worldwide. As a result of the foregoing, period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company believes that advertising sales in traditional media, such as magazines and television, are generally lower in the first and third calendar quarters than in the respective preceding quarters and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Web is accepted as an advertising medium, seasonality and cyclicality in the level of advertising expenditures generally could become more pronounced for Web advertising. Seasonality and cyclicality in advertising expenditures generally, or with respect to Web-based advertising specifically, could have a material adverse effect on the Company's business, financial condition, and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FUTURE CAPITAL NEEDS

The Company will require substantial additional funding to meet its future operating and capital expenditure requirements. The Company believes that the net proceeds from the sale of the Common Stock to be sold in the offerings will be sufficient to meet its product development, international expansion, working capital and capital expenditure requirements through at least the end of 1997. However, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhance existing products, respond to competitive pressures, acquire complementary businesses, assets or technologies, or respond to unanticipated requirements. The Company may seek to raise additional funds through private or public sales of securities, strategic relationships, bank or lease financing, or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, and such securities may have rights, preferences, and privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available when needed on terms favorable to the Company, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop new or enhance existing products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which would have a material adverse effect on the Company's business, financial condition, and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

DEVELOPING MARKET FOR ONLINE MEDIA; UNCERTAIN ACCEPTANCE OF THE INTERNET AS AN ADVERTISING MEDIUM

The Company's future growth is dependent to a significant extent upon its ability to increase the amount of revenue it derives from advertising through online media, principally the Web and proprietary online services. The market for advertising through online media has only recently begun to develop, is rapidly evolving, and is characterized by an increasing number of market entrants who have introduced or developed products and services for information, entertain-ment, and commerce through the Web and online services. Demand and market acceptance for recently introduced online products and services are subject to a high level of uncertainty. There can be no assurance that the market for commerce, entertainment, and information through online media will continue to grow. The use of the Web and online services as a medium for advertising, particularly by those individuals and enterprises that have historically relied upon traditional means of marketing and advertising, generally requires the acceptance of a new way of conducting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of advertising may be particularly reluctant or slow to adopt advertising through online media. If the Web and online services do not develop as a significant means for companies to advertise their products and services, there will be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Products."

In connection with the development and expansion of the Company's online products and distribution channels, the Company is exploring new methods of deriving and increasing revenues, including long-term advertising contracts and frequency discounts, cross-publication advertising packages, co-branding of program content, user-customized online advertising, use of detailed demographic data of online and print consumers, and relationships with online services for the delivery of online content in exchange for royalties based on user fees. There can be no assurance that the Company will be able to negotiate such arrangements with advertisers or strategic partners or that any such arrangements will generate revenues sufficient to offset the costs incurred by the Company in developing and maintaining such business arrangements.

The Company's ability to derive revenues from online advertising will also depend on a robust online industry and the infrastructure for providing Internet access and carrying Internet traffic, particularly with respect to the Web. The Internet in general and the Web in particular may not prove to be viable commercial marketplaces because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of affordable complementary products, such as high-speed modems and accurate methods for auditing online usage and advertising. Because global commerce and the exchange of information on the Internet are new and evolving, it is difficult to predict with any assurance whether the Internet or the Web will prove to be and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet and the Web, including security, technical reliability, cost, ease of use and access, and quality of service, remain unresolved and may impact the growth of Internet and Web use. If the necessary infrastructure or complementary products are not developed, or if the Internet or the Web does not continue to develop as a viable commercial marketplace, there will be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Advertising Sales."

NO ASSURANCE OF SUCCESSFUL EXPANSION OR DIVERSIFICATION OF OPERATIONS

To date, more than 90% of the Company's revenues have been attributable to its magazine operations. The Company believes its future success is in part dependent on its ability to expand its editorial and creative vision to new magazines and online media products and to other media, including books and television. The development of such new products generally involves significant expense and diversion of management, creative, technical, and personnel resources from the Company's current businesses. The Company's past performance in print and online media is not an indicator of the performance of future products, if developed. There can be no assurance that the Company will be successful in developing, marketing, or selling new magazines or online media products, or that the cost of establishing such products, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results. For example, during the beta test period following the Company's introduction of the HotBot Web-wide search engine in May 1996, some users experienced difficulties with HotBot, such as improperly displayed graphics, long query times, and incomplete searches. While the Company and its HotBot strategic partner, Inktomi Corporation, substantially resolved these technical issues with the HotBot service prior to the time the service began accepting paid advertising in June 1996, there can be no assurance that the Company will not experience similar or other difficulties in connection with future online product introductions or that technical problems will not arise once a site or other product is in operation. In addition, the Company and its management have only limited prior experience in book publishing, television, and other media. The Company began distribution of its first book title in September 1996, and the planned airing of the Company's first television program did not occur as originally scheduled in the Summer of 1996. There can be no assurance that the Company will be able to successfully develop, market, sell, or deliver its book products or television programming or that the cost of establishing a business in either medium, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Development Projects."


DEPENDENCE ON TECHNOLOGICAL ENHANCEMENTS

A key element of the Company's strategy is to continue to develop technological innovations for its online media properties that allow it to enhance the user's experience and strengthen relationships with advertisers. The Company believes such technological leadership is required for the Company to remain competitive. There can be no assurance that the Company will be able to conceive, develop, or acquire such technological innovations successfully or that the Company's competitors will not successfully implement features on their online media properties that are superior to those of the Company's online media properties. Moreover, the cost associated with developing new technology can be significant. There can be no assurance that these costs will not have a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Products."

MANAGEMENT OF A CHANGING BUSINESS

Since its inception, the Company has experienced significant change and expansion in its business and operations, which have placed significant demands on the Company's administrative, operational, financial, and other resources. Future growth, if any, could place a significant strain on the Company's management, operational, financial, and other resources. The Company's ability to manage future growth will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures, and controls. Moreover, the Company will need to continue to train, motivate, and manage its employees and attract and retain qualified senior managers and technical professionals. If the Company's management is unable to manage growth effectively, there could be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Employees" and "Management."

DEPENDENCE ON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

The Company's performance is substantially dependent on the performance of its executive officers and other key personnel. The Company is dependent on its ability to retain and motivate high quality personnel, especially its editorial, creative, and management personnel. The loss of the services of any of the Company's key personnel, particularly its co-founders Louis Rossetto and Jane Metcalfe, who are domestic partners, could have a material adverse effect on the Company's business, financial condition, and operating results. Ms. Metcalfe currently anticipates taking a leave of absence of approximately three months beginning in the first quarter of 1997. The Company does not have "key person" life insurance policies on any of its employees.

The Company's future success also depends on its continuing ability to identify, hire, train, and retain other highly qualified creative, technical, and managerial personnel with compatible creative visions. The Company has had difficulties in the past identifying qualified personnel to lead certain of its proposed new products. Additionally, the Company has experienced turnover of key personnel in connection with its proposed The Netizen television program. The Company anticipates hiring a large number of new employees in all functional areas within the next two years. Competition for highly qualified personnel is intense. There can be no assurance that the Company will be successful in attracting, assimilating, and retaining such personnel, and the failure to do so could delay the launch of new products or otherwise have a material adverse effect on the Company's business, financial condition, and operating results. Moreover, in the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its proprietary technology, practices, procedures, or customer lists. See "Business -- Employees" and "Management."

COMPETITION


The Company faces significant competition from a large number of companies, many of which have significantly greater financial, creative, technical, and marketing resources than the Company. These companies may be better positioned to compete in the evolving media and technology industries. In addition, the Company faces broad competition for advertising revenue from other media companies that produce magazines, newspapers, online content, radio, and television, as well as other promotional vehicles such as direct mail, coupons, and billboard advertising. Each of the Company's products competes with other media and many other types of leisure activities for audiences and advertising revenue. Overall competitive factors in these segments include editorial and design quality, price, and customer service. Competition for advertising dollars is primarily based on advertising rates, reader response to advertisers' products and services, and effectiveness of sales teams. There can be no assurance that one or more of the Company's competitors will not significantly undermine the sales efforts of the Company or reduce the Company's audiences, either of which would have a material adverse effect on the Company's business, financial condition, and operating results. Moreover, to the extent the Company develops new magazines and other media products, there can be no assurance that one or more of such new products will not compete with the Company's current products for audiences and advertising revenues, which could have a material adverse effect on the Company's business, financial condition, and operating results.



Competition in the magazine publishing business is also intense with respect to subscription sales and single copy distribution and display. Wired magazine is editorially unique, covering a broad range of topics relating to the Digital Revolution, including technology, business, and lifestyle. As such, the Company competes with many general interest magazines, including computer magazines such as BYTE and PC Magazine, business magazines such as Fortune and BusinessWeek, and lifestyle magazines such as GQ. There can be no assurance that one or more other magazines or online content sites, including new magazines or online content sites developed by the Company, will not significantly undermine the marketing efforts of Wired magazine or significantly impact the sources of its circulation or advertising revenues. If this were to occur, there would be a material adverse effect on the Company's business, financial condition, and operating results.



To the extent that the Internet infrastructure is expanded and access to the Web is made easier and less expensive, the Company expects the number of Web users to continue to grow at a rapid rate. In response to this anticipated growth, there is an increasing number of companies, some with significantly greater resources than the Company, developing online content and services for delivery on the Web, and competing for audiences and the advertising dollars that are currently being devoted to the Web. The Company's online content sites compete with other online content sites such as America Online's Global Network Navigator, cnet, Starwave's ESPNet, and Time-Warner's Pathfinder. The Company's HotBot search engine service competes with services such as AltaVista, Excite, Infoseek, Lycos, and Yahoo!. All of the Company's online media properties compete for advertising dollars with Web browser companies such as Netscape Communications Corporation and Microsoft Corporation. There can be no assurance that one or more of the Company's competitors or the Company's own media properties will not significantly undermine the Company's marketing efforts for its online media properties or attract a significant amount of advertising revenues away from the Company.



The Company's book publishing operations compete for sales with numerous other publishers and retailers, as well as with other media, including the Company's own print and online media products. In addition, the acquisition of publishing rights to books by leading authors is highly competitive, and the Company competes with numerous other book publishers. There can be no assurance that the Company's book publishing efforts will be successful, or that the costs of such efforts will not have a material adverse effect on the Company's business, financial condition, and operating results.


The creation, production, and distribution of television programming is a highly competitive business, as each television program competes with other television programming and with other forms of entertainment. Furthermore, competition in the television industry is expected to increase as the number and variety of basic cable and pay television services available continue to grow. There is active competition among all production companies in these industries for the services of producers, directors, actors, and others and for the acquisition of literary properties. With respect to the distribution of television product, there is significant competition from independent producers and distributors as well as major studios. Revenues for filmed entertainment product depend in part on general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. There can be no assurance that the Company's efforts in television programming will result in programming that is marketable to advertisers and distributors or will be commercially successful, or that the cost of creating and producing television programming, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results.

UNCERTAINTY OF CONTENT AVAILABILITY

The success of the Company's products is largely dependent on the availability of high quality editorial and artistic content that will appeal to consumers and, in the case of the Company's print publications, generate circulation revenue. Without strong consumer interest in the Company's publications, advertisers will not begin or continue to advertise with the Company, and the Company's ability to generate revenues from advertising will be materially and adversely affected. The Company believes the most important factor influencing consumer acceptance and support of its products is the quality of the content. There can be no assurance that the Company's direct content development efforts will produce media products that attract consumer interest and generate advertising and subscription revenues in the future. The failure of the Company to create compelling content and generate and maintain consumer and advertiser interest would risk diluting its brands and would have a material adverse effect on the Company's business, financial condition, and operating results.

In addition to its own direct content development efforts, the Company depends substantially on third parties, including both occasional and regular outside contributors, to create content for the Company's media products. The dependence on third party content providers is expected to continue in the future. In many cases, the Company is required to compete with other business opportunities for the attention of these content providers, including other print and online publications that are or will be directly competitive with the Company's media products. There can be no assurance that the Company will succeed in attracting and retaining third party contributors in sufficient numbers or quality to supply the requisite content for its products to succeed. The inability of the Company to retain third parties that develop high quality content that appeals to consumers would have a material adverse effect on the success of the Company's publications and its business, financial condition, and operating results. See "Business -- Products."

DEPENDENCE ON INFORMATION TECHNOLOGY INDUSTRIES

The Company's products are generally targeted toward users and developers of information technology and are susceptible to shifts in this rapidly changing market. The information technology industries are characterized by intense competition among various technologies and their respective proponents. The markets for the technologies to which the Company's editorial content and product distribution are devoted, including the Internet, are in the early stages of development. The Company's growth is dependent upon a developing market for these technologies. If information technologies, including the Internet, develop more slowly than anticipated, or become obsolete, there will be a material adverse effect on the revenues from the Company's products devoted to or reliant on such technologies, and on the Company's business, financial condition, and operating results as a whole. Furthermore, even if these segments of the information technology market do develop as the Company anticipates, there can be no assurance that the demand for the Company's products and services will also increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

A component of the Company's strategy is further expansion into international markets. The Company has only limited experience in developing localized versions of its print and digital publications and marketing and distributing them internationally. Moreover, the Company believes that in order for it to expand internationally, it must continue to enter into strategic alliances with companies outside of the United States. There can be no assurance that the Company will be able to obtain such alliances on terms favorable to the Company, if at all, or that any strategic alliance will be successful. In addition, there are certain risks inherent in doing business in international markets, such as unexpected changes in regulatory requirements, currency fluctuations, state-imposed restrictions on the repatriation of funds, potentially adverse tax consequences, import and export duties and restrictions, difficulties in staffing and managing multinational operations, the uncertainty of product acceptance by different cultures, and seasonal reductions in business activity during the summer months in Europe and certain other parts of the world. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition, and operating results. As a result of the foregoing, there can be no assurance that the Company will be able to successfully market, sell, and deliver its products and services in international markets. See "Business -- Products."

DEPENDENCE ON ADVERTISERS


The majority of the Company's revenues has been and is expected to continue to be attributable to advertising. In 1995 and the first nine months of 1996, 66% and 64%, respectively, of the Company's total revenues were from advertising. The majority of the Company's print magazine advertising space is sold on a monthly basis. Longer-term advertising contracts with magazine and online advertisers are subject to cancellation upon advance notice of 30 days or less. In addition, the nature of certain of the Company's editorial materials has from time to time resulted in the loss of advertising accounts. To the extent that the Company's major advertisers do not continue to advertise in the Company's products and the Company is unable to replace these advertisers, there would be a material adverse effect on the Company's business, financial condition, and operating results. See "Business -- Advertising Sales."

UNCERTAINTY OF GOVERNMENT REGULATION

Laws and regulations may be enacted with respect to the Internet, covering issues such as access to content, pricing, user privacy, and characteristics and quality of products and services. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for advertising and increase the Company's cost of doing business, or could otherwise have a material adverse effect on the Company's business, financial condition, and operating results.

In February 1996, the Communications Decency Act ("CDA") was signed into law as part of the Telecommunications Act of 1996. Under its provisions, the CDA creates criminal liability for the expression of "indecent" and similar communications via online systems accessible to minors, and carries penalties generally consisting of minimum monetary fines of approximately $250,000 or up to two years of incarceration for each occurrence. Through a federal court challenge of certain aspects of the statute by a variety of traditional and new media publishers, access service providers, and other organizations, including the Company, the United States District Court for the Eastern District of Pennsylvania enjoined the government from enforcing certain portions of the CDA on the basis that such portions are unconstitutional. The government is currently appealing this ruling. There can be no assurance that the injunction against enforcement of the provisions of the new law that might apply to the Company's online products will not be overturned or that material created by or on behalf of the Company or that is otherwise distributed through the Company's online sites, including those provided via online services such as America Online, will not be deemed in violation of the CDA. In addition, there can be no assurance that similar state, federal, or international laws have not or will not be enacted and enforced that would criminalize or otherwise penalize or restrict such communications. The inability of the Company to continue publishing any of its current or planned online content or displaying the online submissions of its users as a result of the CDA or similar laws, or any penalties incurred by the Company under such laws, could have a material adverse effect on the Company's business, financial condition, and operating results.

RISKS ASSOCIATED WITH CLAIMS OF DEFAMATION

Publishing of print and online content and television programming involves the risk of claims of libel or other forms of defamation. Civil and criminal liability for libelous or otherwise defamatory content posted to the interactive spaces in the Company's online publications is not settled under law. Although the Company has obtained what it believes to be adequate insurance coverage for potential claims of libel and other forms of defamation, there can be no assurance the Company will not be exposed to litigation, forcing the Company to expend funds and other resources not anticipated in the current operating budgets and projections. Any such litigation, whether or not resulting in a ruling requiring the payment of damages, could have a material adverse effect on the Company's business, financial condition, and operating results. The Company has already defended and settled, without payment or other concession but at significant expense, one defamation lawsuit. See "Business -- Litigation."

RISKS ASSOCIATED WITH INTELLECTUAL PROPERTY RIGHTS

The Company regards its copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to its success, and the Company relies upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with its employees, strategic partners, and others to protect its proprietary rights. The Company pursues the registration of its material trademarks in the United States and, based upon anticipated use, in certain other countries. The Company has applied for or registered the "Wired" mark in a variety of classes in the United States and numerous other countries and has applied for the registration of certain of its other trademarks and service marks, including "HotWired," "Wired TV," "HardWired," "HotBot," and "Wired Online." Effective trademark, copyright, and trade secret protection may not be available in every country in which the Company's products are available. The Company has licensed in the past, and it expects that it may license in the future, elements of its trademarks, trade dress, and similar proprietary rights to third parties, including in connection with Wired magazine's international editions and other media properties that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Moreover, while the Company believes that it has the right to use Wired, HotWired, and its other marks in connection with its business, and it generally has the right to prohibit others from using such marks in certain fields of use, there can be no assurance that the Company will be able to maintain such rights. From time to time the Company has been, is, and expects to continue to be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. For example, the Company has been involved in a dispute with America Online regarding the scope of use of the mark "Netizen." While the Company believes that it will be able to resolve this dispute on terms satisfactory to the Company, there can be no assurance in this regard. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition, and results of operations. See "Business -- Litigation."

CONCENTRATION OF STOCK OWNERSHIP

Upon the completion of the offerings, the present directors, executive officers, and greater than 5% stockholders and their respective affiliates will beneficially own approximately 56% of the outstanding Common Stock of the Company (54% of the outstanding Common Stock if the Underwriters' over-allotment option is exercised in full). As a result of their ownership, the directors, executive officers, and greater than 5% stockholders and their respective affiliates collectively will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Capital Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

Prior to the offerings, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market for the Company's Common Stock will develop or be sustained after the offerings. The initial public offering price will be determined by negotiation between the Company and the representatives of the U.S. Underwriters based upon several factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new media properties by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and other events or factors. Moreover, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the market price of the Company's Common Stock would likely be materially and adversely affected. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock, regardless of the Company's operating performance.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS


Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offerings, the Company will have outstanding 20,961,518 shares of Common Stock (assuming no exercise of outstanding options after September 30, 1996). Of these shares, the 4,750,000 shares sold in the offerings will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"), which shares will be subjected to the resale limitations of Rule 144. All of the remaining 16,211,518 shares (the "Pre-IPO Shares") outstanding upon the completion of the offerings are subject to lock-up agreements (the "Lock-up Agreements") entered into between the stockholders and the Representatives of the U.S. Underwriters as described below. Beginning 180 days after the date of the Prospectus upon the expiration of the Lock-up Agreements, 4,025,052 of the Pre-IPO Shares held by non-Affiliates will become freely tradeable and 11,224,930 additional Pre-IPO Shares held by Affiliates will become eligible for public resale subject to compliance with certain volume restrictions set forth in Rule 144. The remaining 961,536 of the Pre-IPO Shares (including 76,925 shares held by Affiliates) will become eligible for public resale subject to compliance with certain timing, manner of sale, and volume restrictions set forth in Rule 144 beginning in or after May 1998.


All of the stockholders of the Company have entered into Lock-up Agreements with the Representatives of the U.S. Underwriters providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale of, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Other than the 4,750,000 shares being offered in the offerings, as of the date of this Prospectus no shares of Common Stock will be eligible for immediate sale in the public market until the expiration of the 180-day Lock-up Agreements with the Representatives of the U.S. Underwriters. Goldman, Sachs & Co. may, in its sole discretion and at any time with or without notice, release all or any portion of the securities subject to Lock-up Agreements, in which case such shares would be eligible for sale immediately upon release. Goldman, Sachs & Co. has informed the Company that it has no current intention to release shares from the Lock-up Agreements prior to the expiration thereof. Any request for release would be evaluated by Goldman, Sachs & Co. in light of, and the decision whether or not to permit early release of shares would be dependent upon, the facts and circumstances existing at the time of the request.


As of September 30, 1996, options to purchase an aggregate of 2,435,364 shares of Common Stock were outstanding. Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates subject to all provisions of Rule 144 except the two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options that will permit the resale of such shares, subject to the Rule 144 volume limitations applicable to Affiliates, vesting restrictions with the Company, and Lock-up Agreements between the option holders and the Company and the Representatives of the U.S. Underwriters.


Holders of 15,835,904 shares of outstanding Common Stock (including 11,275,492 shares held by Affiliates) have the right to require the Company to register their shares of Common Stock under the Securities Act. If such registration rights are exercised, the shares registered can be sold without any holding period or sales volume limitation. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock -- Registration Rights."

ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW

After the completion of the offerings, the Board of Directors will have the authority to issue up to 7,500,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock. Finally, certain aspects of Delaware law applicable to the Company may have the effect of discouraging takeover attempts. See "Description of Capital Stock."

NO SPECIFIC USE OF PROCEEDS

The Company has not designated any specific use for the net proceeds from the sale by the Company of Common Stock offered hereby, except for the application of approximately $5.0 million of such net proceeds for the repayment and termination of the Company's revolving credit facility. Rather, the Company intends to use the remaining net proceeds primarily for product development and international expansion. Remaining proceeds will be used for working capital and other general corporate purposes. Accordingly, management will have significant flexibility in applying the net proceeds of the offerings. See "Use of Proceeds."

DILUTION


The initial public offering price is higher than the book value per outstanding share of Common Stock. Accordingly, purchasers in the offerings will suffer immediate and substantial dilution of $10.51 (as of September 30, 1996) in the net tangible book value per share of Common Stock from the initial public offering price. Additional dilution will occur upon the exercise of outstanding stock options. See "Dilution."

THE COMPANY

Wired Ventures, Inc. is a new kind of global, diversified media company engaged in creating compelling, branded content. Its current businesses include publishing Wired magazine and programming original content on the Web primarily through the HotWired Network. The Company also launched a series of book titles beginning in September 1996 and is developing a television program based on its The Netizen online program. The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age. Although over 90% of the Company's revenues to date have been from Wired magazine, the Company has devoted and will continue to devote substantial resources to extend its brands into new print, online, and television media properties.

The Company's businesses historically have been conducted in partnership and limited liability company form through Wired Partners, a California general partnership (from its formation in October 1992 through January 1993), Wired USA Ltd., a California limited partnership (from its formation in January 1993 through January 1994), Wired Ventures, Ltd., a California limited partnership (from its formation in January 1994 through May 28, 1996), and Wired Ventures, Ltd.'s majority interest in HotWired Ventures LLC, a California limited liability company (from its formation in January 1995 through May 28, 1996). All operations and operating assets and liabilities resided in Wired Ventures, Ltd. and HotWired Ventures LLC from January 1994 through May 28, 1996.

Except for the historical financial information presented in this Prospectus and as otherwise indicated, all information in this Prospectus: (i) gives effect to a reorganization transaction effected on May 28, 1996 in which (a) the Company succeeded to the assets, liabilities and businesses of Wired Holdings Inc., a California corporation, Wired USA Ltd., and Wired Ventures, Ltd. and issued approximately 14,000,000 shares of the Company's Series A Preferred Stock therefor (the "Recapitalization"); and (b) the Company acquired the minority participants' interests in HotWired Ventures LLC in exchange for approximately 1,250,000 shares of the Company's Series A Preferred Stock (the "Business Combination") (the Recapitalization and the Business Combination being collectively referred to as the "Reorganization"); (ii) gives effect to a financing transaction on May 28, 1996 in which 625,000 shares of the Company's Series B Preferred Stock (convertible into 961,534 shares of Common Stock based on an assumed initial public offering price of $13.00 per share) were issued to investors for $20.00 in cash per share (the "Preferred Stock Financing"); (iii) gives effect to the repricing by the Company of certain outstanding stock options in September 1996; (iv) gives effect to a one-for-two reverse split of the Preferred and Common Stock of the Company to be effected in October 1996; and (v) assumes no exercise of the Underwriters' over-allotment option. Unless otherwise indicated, all references to the "Company" in this Prospectus include the above-named predecessors in interest to the Company as a result of the Reorganization and the wholly owned subsidiaries of the Company: HardWired, Inc., a Delaware corporation; HotWired, Inc., a Delaware corporation; Wired Magazine Group, Inc., a California corporation; Wired Television, Inc., a Delaware corporation; Wired New York, a California corporation; Wired World, L.L.C., a Delaware limited liability company; and Wired UK, a United Kingdom unlimited company. See "Certain Transactions" and "Description of Capital Stock."

The Company was incorporated in Delaware in March 1996. The Company's executive offices are located at 520 Third Street, Fourth Floor, San Francisco, California 94107, and its telephone number is (415) 276-5000.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the 4,750,000 shares of Common Stock offered in the offerings are estimated to be approximately $56,127,000 ($64,742,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $13.00 per share and after deducting the estimated underwriting discount and offering expenses.

The principal purposes of the offerings are to obtain additional capital, to create a public market for the Company's Common Stock, and to facilitate future access by the Company to the public equity markets. The Company anticipates that it will use the net proceeds primarily for product development and international expansion. Remaining proceeds will be used for working capital and other general corporate purposes. The Company also intends to use approximately $5.0 million of such net proceeds for the repayment and termination of the Company's revolving credit facility, which bears interest at a rate equal to adjusted LIBOR plus 3.25% and is due in September 2000. The borrowings under this line of credit have been used for direct mail activities to increase the subscription base for Wired magazine. Although the Company may use a portion of the net proceeds to license or acquire new products or technologies from others or to acquire or invest in businesses complementary to the Company's current business, the Company currently has no specific agreements or commitments in this regard.

The Board of Directors and management of the Company will have significant flexibility in applying the net proceeds from the offerings. The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development efforts, competition, and marketing and sales activities. Pending such uses, the Company intends to invest the net proceeds from the offerings in short-term, investment-grade, interest-bearing securities. See "Risk Factors -- No Specific Use of Proceeds."

DIVIDEND POLICY

The Company has not declared or paid any cash dividends since its inception. The Company currently intends to retain future earnings, if any, for use in the operation and expansion of the business. The Company does not intend to pay any cash dividends in the foreseeable future.

DILUTION


The negative net tangible book value of the Company as of September 30, 1996 was approximately $4.0 million, or $0.25 per share of Common Stock on a pro forma basis after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock. "Pro forma net tangible book value per share" is determined by dividing the pro forma number of outstanding shares of Common Stock into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the sale by the Company of the 4,750,000 shares of Common Stock offered in the offerings at an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discount and offering expenses, the pro forma net tangible book value of the Company as of September 30, 1996 would have been approximately $52.1 million, or $2.49 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $2.74 per share to the Company's existing stockholders and an immediate dilution in pro forma net tangible book value of $10.51 per share to new investors purchasing shares of Common Stock in the offerings. The following table illustrates the per share dilution in pro forma net tangible book value to new investors:

--------------------------------------------------------------------------------


     Assumed initial public offering price per share........               $13.00
       Pro forma net tangible book value per share
          as of September 30, 1996..........................   $(0.25)
       Increase per share attributable to new investors.....     2.74
                                                                -----
     Pro forma net tangible book value per share after the
       offerings............................................                 2.49
                                                                           ------
     Dilution per share to new investors....................               $10.51
                                                                           ------


--------------------------------------------------------------------------------


The following table summarizes, on a pro forma basis as of September 30, 1996, assuming the exercise of all options to purchase Common Stock that were vested as of September 30, 1996, the number of (and percentages of) shares of Common Stock purchased from or issuable by the Company, the total (and percentages of) consideration paid or to be paid to the Company and the average price per share paid or payable by existing stockholders, vested optionholders as of September 30, 1996, and the investors purchasing shares of Common Stock in the offerings, based upon an assumed initial public offering price of $13.00 per share (before deducting the estimated underwriting discount and offering expenses):

--------------------------------------------------------------------------------


                                   SHARES PURCHASED           TOTAL CONSIDERATION        WEIGHTED
                                ----------------------        --------------------     AVERAGE PRICE
                                  NUMBER        PERCENT        AMOUNT       PERCENT      PER SHARE
                                ----------      ------       -----------    ------     ------------
     Existing stockholders...   16,211,518        74.4%      $24,109,759      26.5%       $  1.49
     Vested
       optionholders(1)......      821,223         3.8         4,983,451       5.5           6.07
     New investors...........    4,750,000        21.8        61,750,000      68.0          13.00
                                   ------------------------------------------------
                                21,782,741       100.0%      $90,843,210     100.0%
                                ===========      =====       ============    =====


--------------------------------------------------------------------------------

(1) Includes vested options to purchase a total of 562,038 shares, with a weighted average exercise price of $5.24 per share, held by existing stockholders.



The foregoing table assumes the exercise of all stock options outstanding and vested as of September 30, 1996. Assuming such options are not exercised, the shares purchased by new investors would represent 22.7% of the total number of shares purchased and the consideration paid by new investors would represent 71.9% of the total consideration paid.



The foregoing table assumes no exercise of outstanding unvested stock options. As of September 30, 1996, there were unvested options to purchase a total of 1,611,017 shares of Common Stock with a weighted average exercise price of $10.06 per share. To the extent that any of these options are exercised, there will be further dilution to new investors. See "Capitalization" and Note 7 of Notes to Consolidated Financial Statements.

CAPITALIZATION


The following table sets forth: (i) the capitalization of the Company as of September 30, 1996; and (ii) the pro forma capitalization of the Company as adjusted as of such date to give effect to the conversion into shares of Common Stock of all outstanding shares of Preferred Stock, the sale of the 4,750,000 shares of Common Stock offered in the offerings at an assumed initial public offering price of $13.00 per share and the deduction of the estimated underwriting discount and offering expenses, and the repayment of the Company's short-term debt.

--------------------------------------------------------------------------------


                                                                                  SEPTEMBER 30, 1996
                                                                                 --------------------
                                                                                            PRO FORMA
                                                                                 ACTUAL    AS ADJUSTED
                                                                                -------    ----------
                                                                                (IN THOUSANDS, EXCEPT
                                                                                     SHARE DATA)
Short-term debt...............................................................  $  5,000    $       --
                                                                                  --------------------
Long-term note payable........................................................     1,272         1,272
Stockholders' equity(1):
  Preferred Stock, $0.001 par value per share; 50,000,000 shares authorized,
     15,874,982 shares issued and outstanding actual; 7,500,000 shares
     authorized, none issued or outstanding pro forma as adjusted.............        16            --
  Common Stock, $0.001 par value per share; 60,000,000 shares authorized, 2 shares issued and outstanding actual; 75,000,000 shares authorized,
     20,961,518 shares issued and outstanding pro forma as adjusted(2)........        --            21
Additional paid-in capital....................................................    40,005        96,127
Deferred compensation.........................................................    (3,578)       (3,578)
Accumulated deficit...........................................................   (36,830)      (36,830)
Other.........................................................................       (61)          (61)
                                                                                  --------------------
Total stockholders' equity (deficit)..........................................  $   (448)   $   55,679
                                                                                  --------------------
Total capitalization..........................................................  $    824    $   56,951
                                                                                  --------------------


--------------------------------------------------------------------------------
(1) See Note 7 of Notes to Consolidated Financial Statements.


(2) Excludes: (i) 2,435,364 shares issuable upon the exercise of stock options outstanding on September 30, 1996 with a weighted average exercise price of $8.72 per share; (ii) 2,481,432 shares reserved for future issuance under the Company's 1996 Equity Incentive Plan; and (iii) 50,000 shares reserved for future issuance under the Company's 1996 Non-Employee Director Stock Option Plan.

SELECTED CONSOLIDATED FINANCIAL DATA


The selected consolidated financial data set forth below as of December 31, 1994, 1995 and September 30, 1996, and for the years ended December 31, 1993, 1994 and 1995 and the nine-month period ended September 30, 1996 are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included elsewhere herein. The consolidated balance sheet data as of December 31, 1993 is derived from audited consolidated financial statements of the Company that are not included in this Prospectus. The selected consolidated financial data set forth below for the nine-month period ended September 30, 1995 are unaudited but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for these periods. Historical results are not necessarily indicative of the results of operations to be expected in the future. The selected consolidated financial information set forth below should be read in conjunction with "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

--------------------------------------------------------------------------------


                                                                                       NINE MONTHS
                                                           YEARS ENDED                    ENDED
                                                          DECEMBER 31,                SEPTEMBER 30,
                                                    -------------------------       -----------------
                                                   1993       1994       1995        1995        1996
                                                  ------     ------     ------     -------     -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA(1):
Revenues:
  Print.........................................  $ 2,928    $ 8,833    $23,313    $ 15,388    $ 22,761
  Online........................................       --        348      1,942       1,348       2,348
                                                         ----------------------------------------------
         Total revenues.........................    2,928      9,181     25,255      16,736      25,109
                                                         ----------------------------------------------
Costs and expenses:
  Print production and distribution.............    2,356      7,638     14,897       9,981      14,958(2)
  Online production and development.............       51        318      1,854       1,004       5,488(2)
  Sales and marketing...........................      748      2,795      9,776       5,809      12,861(2)
  General and administrative....................      797      1,967      6,661       4,304      14,089(2)
  Write-off of in-process research and development...      --      --        --          --      20,500
                                                         ----------------------------------------------
         Total costs and expenses...............    3,952     12,718     33,188      21,098      67,896
                                                         ----------------------------------------------
         Operating loss.........................   (1,024)    (3,537)    (7,933)     (4,362)    (42,787)
Interest income (expense), net..................      (10)        98        156          72         (88)
Minority interest (3)...........................       --         --        427         107         846
Wired UK preacquisition loss (3)................       --         --        854         854          --
                                                         ----------------------------------------------
Loss before taxes...............................   (1,034)    (3,439)    (6,496)     (3,329)    (42,029)
Tax expense.....................................       (2)       (18)        (9)         (5)         (9)
                                                         ----------------------------------------------
         Net loss...............................  $(1,036)   $(3,457)   $(6,505)   $ (3,334)   $(42,038)
                                                         ----------------------------------------------
  Pro forma net loss per share(4)...............                        $ (0.37)               $  (2.47)
                                                         ----------------------------------------------



                                                             DECEMBER 31,
                                                    ------------------------------       SEPTEMBER 30,
                                                   1993         1994          1995           1996
                                                  ------       ------       -------       -----------
                                                                     (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................  $   645      $ 1,750      $  7,234       $   3,997
Working capital deficit.........................      (12)        (797)       (1,244)         (6,791)
Total assets....................................    1,859        5,111        13,218          18,271
Long-term note payable..........................       --           --         1,185           1,272
Accumulated deficit.............................   (1,252)      (4,709)      (11,214)        (36,830)
Total stockholders' deficit.....................     (381)        (153)       (1,507)           (448)


--------------------------------------------------------------------------------
(1) The Company began operations in October 1992. For the period from October 1992 (inception) to December 31, 1992, the Company had no revenues and the net loss was approximately $216,000.


(2) For the nine months ended September 30, 1996, print production and distribution, online production and development, sales and marketing, and general and administrative expenses included non-cash compensation expense relating to stock options granted and stock issued of $1.3 million, $644,000, $549,000, and $3.9 million, respectively.


(3) See Note 4 of Notes to Consolidated Financial Statements.


(4) See Note 2 of Notes to Consolidated Financial Statements. In accordance with APB Opinion No. 15, net loss per share has been supplementally computed assuming the issuance as of the beginning of each period presented of a sufficient number of shares of Common Stock in the offerings to permit repayment of the Company's revolving credit facility with the net proceeds thereof. The resulting supplemental net loss per share amounts for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been $(0.37) and $(2.40), respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

The Company commenced operations in October 1992. Wired magazine was launched in January 1993 and is now in its fourth year of publishing. In October 1994, the Company launched the HotWired Network, a network of online content sites available on the Web. The Company is actively pursuing the extension of its editorial and creative vision to other media, including books and television, and the development of new media products, including online media properties, magazines, books, television, and international editions of existing media products.


From inception through September 30, 1996, the Company generated cumulative revenues of approximately $62.5 million, more than 90% of which were attributable to magazine operations, and realized cumulative operating losses of approximately $55.5 million. Although the Company has experienced significant growth in revenues each year since its inception, prior growth rates are not necessarily indicative of future operating results. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will be realized in the future. Moreover, the Company expects to continue to incur operating losses through at least 1997.


Since its inception, the Company has experienced substantial growth, which has required it to significantly increase the scale of its operations and, correspondingly, its operating expenses. The increase in operating expenses reflects the hiring of additional personnel in all functional areas, an increase in sales and marketing activities, and the funding of development of new products and technologies. The Company expects that operating expenses will increase faster than revenues for at least the next 18 months and, as a result, the Company expects to incur operating and net losses through at least 1997. There can be no assurance that the Company can maintain or increase its revenues in the future to offset its increased operating expenses.

The Company recognizes print advertising revenue and magazine production costs at the time the issue is circulated. Subscription circulation revenue for Wired magazine is deferred and recognized over the life of the subscription period, generally one to two years. Sales to single copy distributors are recognized as revenue in the month of distribution utilizing historical experience to estimate the ultimate single copy sales of magazines. The Company recognizes online advertising revenue over the period in which the advertisements are displayed. Product development expenditures are expensed as incurred.

The Company's businesses historically have been conducted in partnership and limited liability company form through Wired Partners, Wired Holdings Inc., Wired USA Ltd., Wired Ventures, Ltd., and Wired Ventures, Ltd.'s majority ownership interest in HotWired Ventures LLC. The Reorganization, which resulted in the restructuring of the Company into its current holding company/operating company structure, was completed in May 1996. See "The Company." The Recapitalization component of the Reorganization, which consisted of the combination of the various equity interests in Wired Ventures, Ltd., including those of Wired Holdings Inc. and Wired USA Ltd., to form Wired Ventures, Inc., reflects a combination of companies under common control and has been accounted for on a historical cost basis. The Business Combination component of the Reorganization, which consisted of the acquisition of the minority interests in HotWired Ventures LLC, has been accounted for under the purchase method. The allocation of the purchase price of the minority interests in HotWired Ventures LLC included the recording of intangible assets, net of deferred income taxes, of approximately $24.5 million, of which approximately $20.5 million was expensed in the second quarter of 1996 as in-process research and development in a one-time, non-cash charge. The $4.0 million balance of these intangible assets will be amortized over their estimated useful lives of three years.


The Company has recorded deferred compensation of $9.9 million for the difference between the grant price and the deemed fair market value of the Company's Common Stock for shares subject to options granted and stock issued in the first six months of 1996. Of such amount, $6.4 million was recognized in the nine months ended September 30, 1996 and the balance will be amortized over the remaining vesting period of the options, including $380,000 to be recognized in the three months ending December 31, 1996.


RESULTS OF OPERATIONS

The following table sets forth, as a percentage of total revenues, consolidated statement of operations data for the periods indicated:
--------------------------------------------------------------------------------


                                                                                   NINE MONTHS
                                                        YEARS ENDED                   ENDED
                                                        DECEMBER 31,              SEPTEMBER 30,
                                                   ---------------------          --------------
                                                  1993      1994      1995       1995        1996
                                                  ---       ---       ---        ----        ---
Revenues:
  Print.........................................  100 %      96 %      92 %        92 %        91%
  Online........................................   --         4         8           8           9
                                                  -----------------------------------------------
         Total revenues.........................  100       100       100         100         100
                                                  -----------------------------------------------
Costs and expenses:
  Print production and distribution.............   80        83        59          59          59
  Online production and development.............    2         4         7           6          22
  Sales and marketing...........................   26        31        39          35          51
  General and administrative....................   27        21        26          26          56
  Write-off of in-process research and
    development.................................   --        --        --          --          82
                                                  -----------------------------------------------
         Total costs and expenses...............  135       139       131         126         270
                                                  -----------------------------------------------
         Operating loss.........................  (35 )     (39 )     (31 )       (26 )      (170)
Minority interest...............................   --        --         2           1           3
Wired UK preacquisition loss....................   --        --         3           5          --
                                                  -----------------------------------------------
         Net loss...............................  (35 )%    (39 )%    (26 )%      (20 )%     (167)%
                                                  -----------------------------------------------
-------------------------------------------------------------------------------------------------


Revenues


Print revenues consist principally of print advertising and circulation (subscription and single copy sales) revenues. Online revenues consist of advertising revenues. Total revenues were $2.9 million, $9.2 million, and $25.3 million in 1993, 1994, and 1995, respectively. Total revenues were $16.7 million and $25.1 million for the nine months ended September 30, 1995 and 1996, respectively. The increases were attributable to increases in all components of revenue. Print advertising revenues were $1.6 million, $4.5 million, and $14.8 million for 1993, 1994, and 1995, respectively. Print advertising revenues were $8.9 million and $13.8 million for the nine months ended September 30, 1995 and 1996, respectively. The increases in print advertising revenues from 1993 to 1995 were primarily due to increases in the number of advertising pages per issue and increased advertising rate bases corresponding to increased circulation. The increase in print advertising revenues for the nine months ended September 30, 1996 as compared to the nine months ended September 30, 1995 was primarily attributable to increased advertising rate bases corresponding to increased circulation and an increase in the average number of advertising pages per issue. The advertising rate base per issue was not reported until October 31, 1994, when it was first reported as 100,000. From that time, it was: 100,000 until December 31, 1994; 130,000 from January 1, 1995 to January 31, 1995; 170,000 from February 1, 1995 to July 31, 1995; 240,000 from August 1, 1995 to December 31, 1995; 300,000 from January 1, 1996 to July 31, 1996; and 325,000 from August 1, 1996 to the present. The average number of advertising pages per issue was 32, 60, and 102 in 1993, 1994, and 1995, respectively. The average number of advertising pages per issue was 98 and 100 for the nine months ended September 30, 1995 and 1996, respectively. The Company expects the average number of advertising pages per issue to vary from quarter to quarter; however, to date the number of advertising pages in the last three issues of the calendar year has been generally higher than other issues. Circulation revenues were $1.3 million, $4.0 million, and $7.8 million in 1993, 1994, and 1995, respectively. Circulation revenues were $5.8 million and $7.8 million for the nine months ended September 30, 1995 and 1996, respectively. The increases in circulation revenues were attributable to increased subscriptions and, to a lesser extent, increased single copy sales. While the Company cannot predict with certainty the amounts or sources of its future revenues, it currently anticipates that subscription revenues will increase as a percentage of total revenues.



Online advertising revenues were $348,000 and $1.9 million in 1994 and 1995, respectively, and there were no online advertising revenues in 1993. Online advertising revenues were $1.3 million and $2.3 million for the nine months ended September 30, 1995 and 1996, respectively. The increases in online revenues were primarily due to growth in the number of advertisements on the HotWired Network. While the Company cannot predict with certainty the amounts or sources of its future revenues, it currently anticipates that online advertising revenues will increase as a percentage of total revenues.



Print Production and Distribution Costs



Print production and distribution costs include editorial, production, and design expenditures associated with the Company's magazine and book products. Print production and distribution costs were $2.4 million, $7.6 million, and $14.9 million in 1993, 1994, and 1995, respectively. Print production and distribution costs were $10.0 million and $15.0 million for the nine months ended September 30, 1995 and 1996, respectively. Approximately $1.3 million of these costs for the nine months ended September 30, 1996 are attributable to the amortization of deferred compensation expense. Excluding this compensation expense, the increases are attributable to the growth in circulation of Wired magazine and the costs associated with increased staffing in the editorial and design areas. Print production costs as a percentage of print revenues increased from 80% in 1993 to 86% in 1994, declined to 64% in 1995, and increased to 66% for the first nine months of 1996 (excluding amortization of deferred compensation expense). The overall decline in print production and distribution costs as a percentage of print revenues was primarily attributable to the increase in print advertising revenues as a percentage of print revenues, increased operating efficiencies, and a change in the mix of single copy sales and subscriptions as components of total circulation. Subscription revenues, which generally carry lower distribution costs per unit sold than single copy revenues, have increased as a percentage of total circulation revenues in each period presented. The Company expects print production costs to increase in absolute dollars to the extent its circulation increases, but to remain relatively flat or decline as a percentage of print revenues. However, there can be no assurance that the Company's print revenues will grow at a rate equal to or exceeding that of its print production and distribution costs, if at all.


Online Production and Development Costs


Online production and development costs consist primarily of the payroll costs associated with developing, producing, and delivering content on the Company's online media properties. Online production costs were $51,000, $318,000, and $1.9 million in 1993, 1994, and 1995, respectively. Online production and development costs were $1.0 million and $5.5 million for the nine months ended September 30, 1995 and 1996, respectively. Approximately $644,000 of these costs for the nine months ended September 30, 1996 are attributable to the amortization of deferred compensation expense. Excluding this compensation expense, these increases were attributable to increased staffing of editorial, design, engineering, and production departments to expand the Company's online programming. The Company anticipates substantial increases in online production costs in the future as it increases the scope of its online activities. There can be no assurance that the Company will be able to generate sufficient online revenues to cover its online production costs, and failure to do so will have a material adverse effect on the Company's business, financial condition, and operating results.


Sales and Marketing Expenses


Sales and marketing expenses consist primarily of direct mail costs associated with Wired magazine, payroll and related expenses, consulting fees, commission paid to sales representatives, and advertising expenses. Sales and marketing expenses were $748,000, $2.8 million, and $9.8 million in 1993, 1994, and 1995, respectively. Sales and marketing expenses were $5.8 million and $12.9 million for the nine months ended September 30, 1995 and 1996, respectively. Approximately $549,000 of these costs for the nine months ended September 30, 1996 are attributable to the amortization of deferred compensation expense. Excluding this compensation expense, these increases primarily resulted from expenditures on direct marketing campaigns for Wired magazine of $11,000, $1.6 million, and $5.7 million in 1993, 1994, and 1995, respectively, and $2.8 million and $7.2 million for the nine months ended September 30, 1995 and 1996, respectively. In addition, a portion of such increases is attributable to adding six new employees to the online sales force during the latter part of 1995. The Company anticipates a substantial increase in sales and marketing expenses in the future, both in absolute dollars and as a percentage of revenues, as it expands its print, online, and broadcast efforts.


General and Administrative Expenses


General and administrative expenses consist of payroll and related expenses for executive, finance, and administrative personnel, professional fees, and other general corporate expenses. General and administrative expenses were $797,000, $2.0 million, and $6.7 million in 1993, 1994, and 1995, respectively. General and administrative expenses were $4.3 million and $13.7 million for the nine months ended September 30, 1995 and 1996, respectively. Approximately $3.9 million of these costs for the nine months ended September 30, 1996 are attributable to the amortization of deferred compensation expense. Excluding this compensation expense, these increases are primarily attributable to the growth in the Company's finance, senior management, and support personnel associated with the online business. The Company expects general and administrative expenses to increase in absolute dollars in future periods as the Company incurs additional costs related to being a public company and expands its administrative staff and facilities.


Write-off of In-Process Research and Development


The acquisition of minority interests in HotWired Ventures LLC, which has been accounted for using the purchase method, resulted in the recording of intangible assets of approximately $24.5 million, net of deferred taxes, of which approximately $20.5 million has been expensed as in-process research and development as a one-time, non-cash charge during the nine months ended September 30, 1996. See Note 4 of Notes to Consolidated Financial Statements.


Minority Interest

Minority interest represents the minority participants' share of the losses of HotWired Ventures LLC prior to the Business Combination. See Note 4 of Notes to Consolidated Financial Statements.

Wired UK Preacquisition Loss


In 1994, the Company entered into a joint venture with Guardian Media Group plc ("Guardian") for the purpose of publishing the United Kingdom edition of Wired magazine. At formation, the Company contributed the right to use certain intellectual property to the joint venture and Guardian contributed cash of approximately $216,000 in exchange for their respective 50% interests. In July 1995, the Company purchased Guardian's 50% interest in the joint venture for a nominal amount. The Company recorded this acquisition using step acquisition accounting, has included the joint venture in its consolidated financial statements as though it had been acquired at the beginning of 1995, and has recorded in its consolidated statement of operations the preacquisition losses applicable to Guardian's 50% interest up to the date of acquisition. As a result, in 1995 the Company reduced its net loss by the $854,000 of preacquisition losses attributable to Guardian's interest in Wired UK up to the date of the acquisition. See Note 4 of Notes to Consolidated Financial Statements.


Income Taxes

From inception until the Recapitalization, because the Company was incurring net operating losses but was operating as a series of "flow through" entities (partnerships, "S" corporations, and limited liability companies) for tax purposes, it incurred minimal income tax expenses and has minimal net operating loss ("NOL") carryforwards. As a result of the Reorganization and incorporation of the Company's businesses into a taxable "C" corporation, losses incurred by the Company following the Reorganization will result in the accumulation of NOL carryforwards. Such NOL carryforwards should be available to offset future profits, if any.

QUARTERLY RESULTS OF OPERATIONS


The following tables set forth certain unaudited consolidated statement of operations data for each of the four quarters of 1995 and the first three quarters of 1996, as well as the percentage of the Company's total revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, that management believes necessary for a fair presentation of the financial position and results of operations for such periods. Such data should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. In view of the Company's recent growth and other factors, the Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

--------------------------------------------------------------------------------


                                                                THREE MONTHS ENDED
                                             --------------------------------------------------------
                                      MAR. 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30,
                                        1995      1995      1995       1995      1996      1996      1996
                                      -------   -------    -------    ------   -------   -------    -------
                                                            (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Print.............................  $ 3,936    $5,606    $ 5,846   $ 7,925   $ 7,124   $ 7,386   $  8,251
  Online............................      342       461        545       594       497       621      1,230
                                      ----------------------------------------------------------------------
         Total revenues.............    4,278     6,067      6,391     8,519     7,621     8,007      9,481
                                      ----------------------------------------------------------------------
Costs and expenses:
  Print production and
    distribution....................    3,147     3,386      3,448     4,916     4,309     5,587      5,062
  Online production and
    development.....................      166       311        527       850     1,245     2,184      2,059
  Sales and marketing...............    1,952     1,883      1,974     3,967     3,397     4,377      5,087
  General and administrative........    1,444     1,259      1,601     2,357     2,510     6,969      4,610
  Write-off of in-process research
    and development.................       --        --         --        --        --    20,500         --
                                      ----------------------------------------------------------------------
         Total costs and expenses...    6,709     6,839      7,550    12,090    11,461    39,617     16,818
                                      ----------------------------------------------------------------------
         Operating loss.............   (2,431 )    (772)    (1,159)   (3,571 )  (3,840 ) (31,610 )   (7,337 )
Interest income (expense), net......       15        15         42        84       (11 )     (75 )       (2 )
Minority interest...................       --        --        107       320       499       347         --
Wired UK preacquisition loss........       --        --        854        --        --        --         --
                                      ----------------------------------------------------------------------
Loss before taxes...................   (2,416 )    (757)      (156)   (3,167 )  (3,352 ) (31,338 )   (7,339 )
Tax expense.........................       (2 )      (1)        (2)       (4 )      (9 )      --         --
                                      ----------------------------------------------------------------------
         Net loss...................  $(2,418 )  $ (758)   $  (158)  $(3,171 ) $(3,361 ) $(31,338) $ (7,339 )
                                      ----------------------------------------------------------------------
PERCENT OF TOTAL REVENUES DATA:
Revenues:
  Print.............................       92 %      92%        91%       93 %      93 %      92 %       87 %
  Online............................        8         8          9         7         7         8         13
                                      ----------------------------------------------------------------------
         Total revenues.............      100       100        100       100       100       100        100
Costs and expenses:
  Print production and
    distribution....................       73        56         54        58        56        70         53
  Online production and
    development.....................        4         5          8        10        16        27         22
  Sales and marketing...............       46        31         31        46        45        55         54
  General and administrative........       34        21         25        28        33        87         48
  Write-off of in-process research
    and development.................       --        --         --        --        --       256         --
                                      ----------------------------------------------------------------------
         Total costs and expenses...      157       113        118       142       150       495        177
                                      ----------------------------------------------------------------------
         Operating loss.............      (57 )     (13)       (18)      (42 )     (50 )    (395 )      (77 )
Interest income (expense), net......       --        --          1         1        --        (1 )       --
Minority interest...................       --        --          2         4         6         4         --
Wired UK preacquisition loss........       --        --         13        --        --        --         --
                                      ----------------------------------------------------------------------
         Net loss...................      (57 )%    (13)%       (2)%     (37 )%    (44 )%   (392 )%     (77 )%
                                      ----------------------------------------------------------------------
-------------------------------------------------------------------------------------------------



The Company experienced a significantly larger net loss in the second quarter of 1996 compared to the prior and subsequent quarters partially as a result of two non-cash charges. First, the Company's acquisition of minority interests in HotWired Ventures LLC resulted in a one-time expense of $20.5 million attributable to the acquisition of in-process research and development. Second, for the nine months ended September 30, 1996, the Company recorded compensation expense totaling approximately $6.4 million (of which $6.0 million was recorded in the second quarter of 1996) of the total $9.9 million of deferred compensation expense attributable to stock options granted and stock issued during the first six months of 1996. The following discussion excludes the impact of these charges.

The Company's total revenues for the quarter ended September 30, 1996 increased due to higher online advertising revenues, which nearly doubled from the quarter ended June 30, 1996 as a result of the introduction of HotBot and other new online properties, and an increase in the number of advertising pages sold in Wired magazine. Excluding the impact of $26.4 million in non-cash charges recorded in the second quarter of 1996 and the related amortization of deferred compensation expense and intangible assets of approximately $700,000 in the third quarter of 1996, the net loss increased from the second quarter to the third quarter primarily as a result of additional growth in online development and marketing activities and the introduction of a direct mail campaign to build the circulation of the United Kingdom edition of Wired magazine.



Print revenues increased from quarter to quarter in 1995 and from quarter to quarter in 1996, reflecting the impact of growth in the magazine subscriber base on advertising rate bases. Over the quarterly periods presented, Wired magazine's paid circulation base has grown from an average of 200,000 for the first quarter of 1995 to an estimated 315,000 for the third quarter of 1996. This increase fueled growth in the magazine's average advertising rate base per issue, which grew from 156,000 for the first quarter of 1995 to 325,000 for the third quarter of 1996. The increase in print revenues from the third quarter of 1995 to the fourth quarter of 1995 as well as the decrease in print revenues from the fourth quarter of 1995 to the first two quarters of 1996 are the result of seasonal factors that generally result in higher print advertising revenues during the fourth quarter. Average advertising pages per issue were 97 in the third quarter of 1995, growing to 113 for the fourth quarter of 1995. The Company further capitalized on these seasonal factors by issuing a special 13th edition of the magazine in the fourth quarter of 1995.


Online revenues have generally increased from quarter to quarter, reflecting the impact of increased traffic to, and thus increased capacity for advertising on, the HotWired Network. Online revenues decreased from the fourth quarter of 1995 to the first quarter of 1996, reflecting the impact of eliminating from the HotWired Network one program that was not meeting the Company's expectations.


Generally, the Company's costs and expenses as a percentage of revenues were higher in the first and fourth quarters of 1995 and the first three quarters of 1996 resulting from two distinct development phases of the Company's business. During the first quarter of 1995, the Company was focused on building the circulation base of Wired magazine, and during the fourth quarter of 1995 and the first three quarters of 1996, the Company was expanding its online programming operations. Print production and distribution costs have increased from quarter to quarter, reflecting the impact of growing magazine circulation. Print production and distribution costs as a percentage of print revenues were higher in the first quarter of 1995 as compared to the second and third quarters of 1995 as a result of a higher proportion of single copy sales in total magazine circulation during the first quarter of 1995, and was higher in the fourth quarter of 1995 as a result of the production of a special edition of the magazine during the period. Online production costs, sales and marketing expenses, and general and administrative expenses increased most notably in the fourth quarter of 1995 and the first three quarters of 1996 as the online business developed and expanded its editorial, production, design, engineering, senior management, and finance staffs. Sales and marketing expenses as a percentage of total revenues were higher during the first and fourth quarters of 1995 and the first three quarters of 1996 due to the costs of significant direct mail campaigns undertaken in such periods.


Partly as a result of the emerging nature of the markets in which the Company competes, the Company is unable to accurately forecast its future revenues. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in actual revenues as compared to estimated revenues would have an immediate material adverse effect on the Company's business, financial condition, and operating results. In addition, the Company currently intends to increase substantially its operating expenses to develop new online and television programming, magazines, and books, and to expand its sales and marketing activities. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, financial condition, and operating results will be materially and adversely affected.

As a result of the Company's limited operating history, the Company does not have relevant historical financial information for a significant number of periods on which to base planned revenues and operating expenses. The Company expects to experience significant fluctuations in future quarterly and annual operating results that may be caused by many factors, including (i) the seasonal nature of the advertising business, where the second and fourth calendar quarters for magazine publishing are generally characterized by higher advertising revenues; (ii) the ability of the Company to maintain or increase the paid circulation for Wired magazine and future publications; (iii) the cost of paper, postage, and other costs associated with magazine production and distribution; (iv) the ability to maintain or increase print and online advertising rate bases; (v) the ability to reasonably predict newsstand and store sales of its magazines and books and thereby limit the returns of unsold products; (vi) the anticipated increases in operating expenses to support the expansion of its existing print and online businesses, the development of new magazine and online content sites, and the Company's book publishing and television efforts; (vii) the size and rate of growth of the market for Internet products and online content; (viii) the introduction by others of products that are competitive with those of the Company; and (ix) the general economic conditions in the United States and worldwide. As a result of the foregoing, period-to-period comparisons of the Company's results of operations are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company believes that advertising sales in traditional media, such as magazines and television, are generally lower in the first and third calendar quarters than in the respective preceding quarters and that advertising expenditures fluctuate significantly with economic cycles. Depending on the extent to which the Web is accepted as an advertising medium, seasonality and cyclicality in the level of advertising expenditures generally could become more pronounced for Web advertising. Seasonality and cyclicality in advertising expenditures generally, or with respect to Web-based advertising specifically, could have a material adverse effect on the Company's business, financial condition, or operating results.

Due to all of the foregoing factors, it is likely that the Company's operating results will fall below the expectations of the Company, securities analysts, or investors in some future quarter. In such event, the trading price of the Common Stock will be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES


Since its inception, the Company has financed its operations primarily through private sales of equity securities, the sale of products and advertising, and debt. Through September 30, 1996, the Company raised approximately $28.0 million from the sale of equity interests in private financings and debt. In 1993, 1994, and 1995, the Company used $769,000, $1.1 million, and $3.3 million, respectively, in operating activities. In the nine months ended September 30, 1996, the Company used $15.9 million in operating activities. Since inception, cash used in operating activities resulted primarily from operating losses and increases in accounts receivable associated with the increases in revenues, partially offset by increases in accrued expenses and deferred subscription revenues.



In 1993, 1994, and 1995 and for the nine months ended September 30, 1996, the Company's investing activities consisted primarily of purchases of capital equipment, primarily computer and communications equipment and software. Capital expenditures were $53,000, $688,000, $1.5 million, and $2.1 million in 1993, 1994, 1995, and the nine months ended September 30, 1996, respectively. The Company had no material commitments for capital expenditures as of September 30, 1996. The Company expects that its capital expenditures will increase as the Company's employee base continues to grow.

In September 1996, the Company secured a commitment from Signet Bank ("Signet") under which Signet will make available to the Company a new credit facility of $10.0 million in place of the existing $6.5 million line of credit it has provided to the Company. Outstanding borrowings under the line of credit facility will be secured by all tangible and intangible assets of the Company. The agreement prescribes that the first $5.0 million borrowed under the line of credit facility be used to repay the Company's existing short-term bank debt of $5.0 million. The remaining $5.0 million may be used to fund operating expenses. The Company will use $5.0 million of the net proceeds of the offerings to repay its existing short-term bank debt and does not anticipate any borrowings under the new credit facility. See Note 5 of Notes to Consolidated Financial Statements.



At September 30, 1996, the Company had cash and cash equivalents of $4.0 million and a working capital deficit of $6.8 million. The Company believes that the net proceeds from the sale of the Common Stock to be sold in the offerings will be sufficient to meet its product development, international expansion, working capital and capital expenditure requirements through at least the end of 1997. However, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhance existing products, respond to competitive pressures, acquire complementary businesses, assets or technologies, or respond to unanticipated requirements. The Company may seek to raise additional funds through private or public sales of securities, strategic relationships, bank or lease financings, or otherwise. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution, and such securities may have rights, preferences, and privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available when needed on terms favorable to the Company, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to develop new or enhance existing products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which would have a material adverse effect on the Company's business, financial condition, and operating results.

BUSINESS

The following discussion of the Company's business contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

Wired Ventures, Inc. is a new kind of global, diversified media company engaged in creating compelling, branded content. Its current businesses include publishing Wired magazine and programming original content on the Web primarily through its HotWired network of online content sites (the "HotWired Network"). The Company also launched a series of book titles in September 1996, and is developing a television program based on its The Netizen online program. The Company believes that it has developed Wired and HotWired into strong brands that symbolize new media and the digital age. Although over 90% of the Company's revenues to date have been from Wired magazine, the Company has devoted and will continue to devote substantial resources to extend its brands into new print, online, and television media properties.


Wired magazine and the Company's online content sites have award-winning content and design that have attracted large and rapidly growing audiences with young, well educated, and affluent demographics that the Company believes are highly sought after by advertisers. The Company also believes that with its creative, research, technological, sales, and management expertise, and its established brands, it has created a platform from which to launch additional brands across multiple media. In addition, the Company believes that its brands and media properties are well positioned to capitalize on the expected growth in the use of the Internet and the Internet advertising market. A report by Forrester Research in May 1996 estimated that total spending for online advertising will reach $4.8 billion by 2000, up from $80 million in 1996.


MISSION AND STRATEGY


The Company aims to create smart media for smart people around the world - high quality information and entertainment products aimed at a well educated, affluent, technologically savvy, and influential consumer group. Its mission is to build a new kind of global, diversified media company for the 21st century utilizing its ability to create compelling, branded content across multiple media, its technological and research capabilities, its strong connection to consumers and advertisers, and its commitment to journalistic and artistic excellence. The Company's strategy to achieve its mission includes the following elements:


Create Smart Media For Smart People Around The World

The Company believes that creating high quality information and entertainment products aimed at a well educated, affluent, technologically savvy, and influential consumer group is the key to sustaining the rapid growth of its audiences, attracting advertisers, and maintaining advertising rates generally higher than those of its competitors. In addition, the Company believes that by focusing on a demographic group that includes today's thought leaders and early adopters of new ideas and technologies, it will also attract a broader group of consumers who are influenced by this group's ideas and viewpoints.

Leverage Existing Brands and Create New Brands

The Company believes it has developed Wired, HotWired, and their related brands into brands that symbolize new media and the digital age. The Company intends to strengthen its existing brands by continuing to publish compelling print and online content for growing audiences and extending its existing brands across media including books and television. In addition, the Company intends to apply its creative resources and its expertise to develop new brands with distinct creative visions for print, online, and television. The Company believes that this diversi-fication will enable it to create products that appeal to wider audiences with demographic characteristics similar to those of its existing consumers. The Company also believes that its HotWired Network and other online media properties provide a platform from which to rapidly and cost-effectively launch and test new brands, which can then be extended across media.

Expand Globally


The Company's products are available to consumers worldwide by subscription or through the Web. Localized editions of Wired magazine, which contain a significant amount of original content, are currently published in Japan and the United Kingdom. The Company also expects to publish material in the German language in 1997. The Company believes that it has gained valuable experience from its Japanese and United Kingdom publishing activities. The Company intends to leverage this experience to new opportunities to broaden the global production and dissemination of its branded products and to create additional localized editions of its print and online properties.



Increase Technological Capabilities



The Company has pioneered the development of several new technologies for online media properties and intends to increase its technological capabilities in the future. The Company develops and acquires proprietary software technologies to deliver online content and services with advanced features that help create a richer experience for its users and strengthen advertiser relationships.


Capitalize on Consumer Profiling Capabilities

The Company believes that its ability to target and develop relationships with its consumers will enhance the success of its media properties. In addition to collecting and maintaining profiles of its magazine readers, the Company uses proprietary technologies to obtain, manage, and analyze large amounts of volunteered or observed data regarding its online users. This information is then used by the Company's sales team in soliciting specific advertiser categories. It is also used by the Company's online advertisers to target particular users with advertising messages and by the Company to generate personalized editorial material for its online users. The Company also frequently surveys a panel of more than 65,000 online members that have volunteered to answer in-depth queries. The Company believes these capabilities enable it to develop and refine its own content, enhance the user's experience, and develop and strengthen its relationships with advertisers, thereby supporting its premium advertising rates.

Develop Unique Advertising Programs

The Company intends to continue developing unique advertising programs that increase advertiser retention rates and leverage the favorable demographics of Wired magazine, the HotWired Network, and the Company's other products. To date, these programs have included advertising packages that involve placement across different Wired products, online placements that directly associate an advertiser's product with editorial content, and increased access to the Company's online marketing research and experience in exchange for increased advertising commitments. In addition, the Company is developing new forms of commercial sponsorship whereby the sponsor gains the full benefit of co-branding program content in exchange for ongoing financial and co-marketing commitments to the program. For example, the Levi Strauss Dockers(R) brand became the exclusive sponsor of the HotWired Network's Dream Jobs program in September 1996.

Develop and Maintain Strategic Relationships

Strategic relationships with publishers, online media, and television programmers and distributors are important to the Company's success. The Company develops and maintains such strategic relationships to expand brand awareness and to extend the reach of its products through product and content distribution, expansion into international markets, and the development of products for different media. For example: the Company is developing a new television program based on its The Netizen online program with funding partially provided under an agreement with MSNBC Cable Channel, L.L.C.; is publishing the Japanese edition of Wired magazine through a license agreement with Dohosha Publishing Co., Ltd.; is operating HotBot through a strategic alliance with Inktomi Corporation; and is developing content for future distribution through emerging interactive media channels in conjunction with several strategic partners, including the @Home Network and the PointCast Network.

The Company's strategy involves substantial risk. There can be no assurance that the Company will be successful in implementing its strategy or that its strategy, even if implemented, will lead to growth or profitability of the Company. If the Company is unable to implement its strategy effectively, the Company's business, financial condition, and operating results would be materially adversely affected.

PRODUCTS

Wired Magazine -- United States Edition


Background. Wired magazine was launched in January 1993 to cover the Digital Revolution, a term popularized by the Company that describes the profound changes caused by convergence of the computer, media, and communications industries. With Wired magazine's blend of compelling editorial content and highly innovative design, the Company has created a unique magazine genre. Wired is not a computer magazine; it is about the people, companies, and ideas of the Digital Revolution.


Wired magazine's standard monthly departments and columns include:
--------------------------------------------------------------------------------

Rants & Raves:  Reader feedback
Electric Word:  Bulletins from the front line of the Digital Revolution
Fetish:  The latest objects of technolust
Scans:  People, companies, and ideas that matter
Reality Check:  The real timetable for the implementation of new technologies
Follow the Money:  The art of the deal
Deductible Junkets:  Conferences and events for the digital vanguard
Electrosphere:  Short features on topics important to the Digital
  Revolution
Idees Fortes:  One-page pieces about interesting ideas
Street Cred:  User criticism of software, hardware and new media products
Net Surf:  Notable sites on the Web
Nicholas Negroponte:  Insight and ideas from MIT's Media Lab Director

--------------------------------------------------------------------------------

In addition to retaining its own staff writers, the Company draws from a community of well known contributors, including: Steven Levy, the author of Hackers; Po Bronson, the author of Bombardiers; Esther Dyson, Chair of the Electronic Frontier Foundation and publisher of Release 1.0; Nicholas Negroponte, Director of the MIT Media Lab and the author of Being Digital; Mitch Kapor, founder of Lotus Development Corporation; John Perry Barlow, the author of The Economy of Ideas; and Paul Saffo, Research Fellow at the Institute for the Future.

Wired magazine's growth has been strong from its launch, as shown in the following table:
--------------------------------------------------------------------------------


                                                                                        PERCENT OF
                                                      PAID            AVERAGE           CIRCULATION
                                                  CIRCULATION       ADVERTISING            FROM
                                                   AT PERIOD          REVENUES         SUBSCRIPTIONS
                     PERIOD                           END            PER ISSUE         AT PERIOD END
                     ------                        ---------         ----------        ------------
1993............................................  90,000            $ 265,000         25%
1994............................................  168,000           $ 377,000         37%
1995............................................  261,000           $1,136,000        60%
At September 30, 1996...........................  325,000           $1,510,000        64%


--------------------------------------------------------------------------------

Awards. Wired magazine has been reviewed favorably by industry sources. Listed below are some of the awards that Wired magazine has received:
--------------------------------------------------------------------------------

American Society of Magazine Editors: National Magazine Award for General Excellence (1994)
American Society of Magazine Editors: National Magazine Award for Design (1996) ADWEEK Magazine: Startup of the Year Award (1993)
Digital Hollywood Awards: Best Digital Magazine (1995 and 1996)
Folio Magazine: Editorial Excellence Award (1994, 1995, and 1996)
International Press Awards: Best International Smaller Publisher (1994)
Tenth Annual Computer Press Awards: Best Broad Interest Magazine (1994)
--------------------------------------------------------------------------------


Demographics. Wired magazine's readership is young, affluent, and well educated. The Company believes this group is largely comprised of people who are influential in making corporate and household purchasing decisions and are therefore highly sought after by advertisers. Based on an independent survey conducted by Intelliquest in 1995, the Company believes that Wired magazine was the magazine most effective in reaching senior management involved in worksite computer software purchase decisions, surpassing such competitors as Fortune, PC Magazine, and BusinessWeek. Wired magazine's 1995 Subscriber Survey, conducted by Beta Research Corp., showed that readers of Wired magazine spend an average of over two hours reading each issue of Wired magazine, a statistic the Company believes compares favorably with that of its competitors, and revealed the following demographics:

--------------------------------------------------------------------------------

Average age..........................................................             37
Average annual household income......................................       $122,000
Average household net worth..........................................  over $600,000
Percent with post-graduate study.....................................            48%
Percent working in managerial positions..............................            52%

--------------------------------------------------------------------------------

Advertisers. Wired magazine's advertisers range from consumer goods companies to computer software and hardware vendors. Wired magazine's top 50 advertisers in terms of advertising revenues for the first nine issues of 1996 are:
--------------------------------------------------------------------------------

Absolut Vodka
Accent Worldwide Inc.
Acer, Inc.
Anheuser-Busch
  Companies, Inc.
  (Budweiser division)
Apple Computer, Inc.
Bayer Corporation
Calvin Klein Inc.
Chrysler Corporation
COMPAQ Computer
  Corporation

Connectix Corporation


Creative Technology Ltd.

Decker Outdoor Corp. (Teva)
Dewar's
Digital Equipment
  Corporation
Epson America, Inc.
Fujitsu Ltd.
The GAP, Inc.
Global Village
  Communication, Inc.
Grand Metropolitan PLC
H&R Block, Inc.
The Hewlett-Packard
  Company
Hitachi, Ltd.

In Focus Systems, Inc.

Intel Corporation
International Business
  Machines Corporation
International Data Group
Kingston Technology Corp.
l.a. Eyeworks

Luckman Interactive, Inc.

Maxis
Motorola, Inc.
NEC Corporation
Origin Technology, Inc.

Pearson PLC


Philips Electronics NV


Robertson Stephens &


  Company LLC

Samsung Electronics
America/Information
  Systems Division
The Saturn Corporation
Silicon Graphics, Inc.
Sony Corp.
Symantec Corporation

Tommy Hilfiger

Toyota Motor Corp.

United Parcel Service of


  America, Inc.

UUNet Technologies Inc.
Video On Line
Volkswagen of America Inc.

7th Level, Inc.


--------------------------------------------------------------------------------

Such top 50 advertisers represented approximately 54% of Wired magazine's total advertising revenues for the first nine issues of 1996, with no single advertiser representing more than 5% of Wired magazine's total advertising revenues for such issues.


Since its inception, Wired magazine has been able to maintain a consistently high advertising rate, in terms of cost per thousand readers ("CPM"). In addition, in contrast to its competitors, which the Company believes offer significant volume-related discounts that are not disclosed on their published rate cards, the Company does not offer discounts not disclosed on its published rate cards. Over 50% of Wired magazine's advertisers during 1995 committed to at least six pages of advertising (generally one page in each of at least six issues). In 1995, six of Wired magazine's top 10 advertisers also purchased advertising on the HotWired Network. The Company has recently completed sales of advertising for its November 1996 issue, which will be its largest issue to date, with 166 pages of advertising.

Wired Magazine -- International Editions


Wired magazine is currently published in the United States, Japan, and the United Kingdom, is available by subscription worldwide, and is available for newsstand purchase in many countries. In addition, the Company expects to publish material in the German language in 1997. Each international edition of Wired magazine contains a significant amount of original content written specifically for such edition, as well as content taken from the United States or other international editions of Wired magazine. The Company believes that this global pool of editorial material gives the Company a global point of view that appeals to Wired magazine readers. The Company also believes that these features distinguish Wired magazine from other international publications, which are often merely translations of domestic editions, and also increase its chances for consumer acceptance. See "Risk Factors -- Risks Associated with International Expansion."


Interactive Media

The Company's current online media properties consist of multiple brands on the HotWired Network (including the recently launched HotBot search engine), the Suck.com online content site, and Wired magazine's content site on America Online. These online media content sites feature original, branded content that changes on a regular, and in many cases daily, basis. Underpinning the Company's online media enterprise is a commitment to technological leadership - the ability to anticipate and meet user and advertiser needs through innovative technology. The Company has developed several proprietary technologies, shared among all of the Company's online media properties, that the Company believes enable it to enhance the user's experience and strengthen advertiser relationships.

The HotWired Network

Background. The Company's flagship online media offering, launched in October 1994, is the HotWired Network, which features original editorial material on topics such as politics, travel, technology, arts, entertainment, health, careers, and lifestyle. In addition, it contains highlights of the current issues of Wired magazine and full text archives of past issues of Wired magazine and provides access to the Company's Web search engine service, HotBot. Users can access the HotWired Network's "programs" through the main HotWired Network site (http://www.hotwired.com) or in most cases through each program's own distinct Web address. The HotWired Network's users have the option to become members of the HotWired Network. Membership is free and gives members access to many features not available to non-members, including discounts on Wired magazine subscriptions, a personalized "What's New" feature that enables users to receive custom generated lists of materials the user has not yet viewed, and the ability to participate in the Company's interactive discussion spaces. The member registration system allows the Company to obtain and maintain online user profile data, which it then uses to create, maintain, and enhance user and advertiser relationships. In addition to providing strong editorial content, the Company believes it is breaking new ground in the use of digital audio and video on the Web and in its development and use of live chat and asynchronous discussion spaces.

Standard programming on the HotWired Network includes:
--------------------------------------------------------------------------------

Ask Dr. Weil (http://www.drweil.com): Dr. Andrew Weil, M.D., a Harvard-trained physician and best-selling author who is an expert in traditional and alternative medicine, answers questions about health and wellness in an interactive format, along with a database of helpful information on hundreds of common ailments
ClubWired (http://www.hotwired.com/club): The Company's auditorium space, based on its proprietary Java-based chat environment, which features guests ranging from U.S. Senators to popular musicians to prominent authors
Cocktail (http://www.cocktailtime.com): Includes classic drink recipes introduced every Friday, a mixologist's dream database of drinks, and opinionated bartender commentary
Dream Jobs (http://www.dreamjobs.com):  The editor's choice of the best jobs currently available in the media, technology, and online industries
HotBot (http://www.hotbot.com):  A comprehensive Web-wide search engine designed to search the complete text of all documents on the Web.
Net Surf Central (http://www.netsurfcentral.com):  A guided tour around the Web uncovering the quirky and the informative, the bizarre and the imaginative
The Netizen (http://www.netizen.com):  Political coverage designed to reflect the interests of the online community
Packet (http://www.packet.com): Daily reporting on Internet business, technology, culture, and gossip, along with a half-hour weekly audio program with industry personalities
Pop (http://www.pop.com):  Reporting on the arts and entertainment of the new digital culture
Rough Guides (http://www.hotwired.com/rough): Interactive database of travel destinations and discussion forums for independent travelers, provided through an alliance with the publishers of the Rough Guides travel book series
Talk.com (http://www.talk.com):  The Company's proprietary chat environment, written entirely in Sun Microsystems' Java language
Threads (http://www.hotwired.com/piazza/threads): The Company's proprietary conference space, where users can read and members can initiate, read, or respond to threaded discussions
Webmonkey (http://www.webmonkey.com): A service station for the Web, with regular columns on browsers, HTML, plug-ins, and technology, plus software demonstrations, tutorials, and an interactive database where members can "tune up" their browsers
Wired Magazine (http://www.hotwired.com/wired): Wired magazine content and highlights, as well as interactive forums where users can communicate with each other and with Wired magazine's writers, editors, and designers
Wired Source (http://www.wiredsource.com): The Wired editors' guide to research on the Net

--------------------------------------------------------------------------------

In addition, the Company is developing a continually updated online news service that will provide news from the perspective of the digital generation utilizing news feeds from outside sources and original content written by the Company's editors and contributors. This news service is expected to attract additional traffic to the HotWired Network by providing additional reasons to visit the HotWired Network several times a day. This news service is also expected to facilitate the distribution of the Company's content through alternative channels, such as the PointCast Network, the @Home Network and Netscape Mail. In addition to the daily news service, the Company expects to distribute certain regular HotWired Network programming, certain new media products, and advertising through these emerging distribution channels. It is anticipated that such channels will generate incremental advertising revenues, increase awareness of the Company's branded products, and drive additional traffic to the Company's Web sites.

The first of these alternative distribution channels is expected to be the HotWired channel on the PointCast Network(TM), scheduled to begin broadcast distribution during the first quarter of 1997. HotWired has agreed to provide a branded content channel available for selection by PointCast Network viewers on PointCast Network client software units distributed by PointCast and preconfigured as a default channel on the HotWired-branded version of the PointCast client software, which is expected to be distributed through the Company's Web sites. The Company will retain the exclusive right to sell advertising and sponsorships on the HotWired channel and will pay PointCast monthly fees based on total advertising revenues generated by such channel. The HotWired channel will also be designed to drive traffic to HotWired's Web sites.


As with Wired magazine, growth in the use of and advertising on the HotWired Network has been strong from the start. Since its inception in October 1994, the HotWired Network has grown to over an estimated 440,000 registered members as of September 30, 1996. For the eight months ended August 31, 1996, registered members represented approximately 16% of the total number of visitors to the HotWired Network, excluding HotBot. For the three months ended September 30, 1996, the HotWired Network had an average of over 138,000 visitors per weekday, and it had approximately 50.3 million page views during that period. Online advertising revenues were $621,000 for the three months ended June 30, 1996 and doubled to $1.2 million for the three months ended September 30, 1996.


Awards. The HotWired Network has been reviewed favorably by industry sources. Listed below are some of the awards the HotWired Network has received:
--------------------------------------------------------------------------------

Digital Hollywood Awards: Best Site of the Year (1996)
Digital Hollywood Awards: Best of Digital Hollywood (1995)

The National Information Infrastructure Arts & Entertainment Award (1995)

Entertainment Weekly Magazine: One of the Top Multimedia Products for 1995
(Flux)
Tenth Annual Computer Press Awards: Best Online Publication (1994)
Advertising Age Magazine: Best Online Magazine (1994)
Japanese Multimedia Grand Prix: Best in Multimedia (1994)
--------------------------------------------------------------------------------

Demographics. Like that of Wired magazine, the audience of the HotWired Network represents a demographic group with strong advertiser appeal. Through research, the Company has established a profile of its online users. The Company believes that the users of the HotWired Network are technologically savvy thought leaders and early adopters of new ideas and technology who will be influential in the continuing development of the Web. The HotWired Network's 1996 user research revealed the following demographics:
--------------------------------------------------------------------------------

Average age............................................................        33
Median annual household income.........................................   $52,700
Percent with post-graduate study.......................................       36%
Percent who have been online two years or more.........................       55%

--------------------------------------------------------------------------------
The survey was fielded to a random sample (1 in 10) of HotWired Network users accessing the front door of the HotWired Network from September 6, 1996 through September 13, 1996. With a cooperation rate of approximately 25%, the final sample size for the survey was 2,093 users. Data presented is for respondents 18 years of age and older (94.2% of survey respondents).


Advertisers. The HotWired Network's demographics have attracted a unique mix of premier advertisers. Excluding advertising on the HotBot search engine service, the HotWired Network's top 25 advertisers in terms of advertising revenues for the first nine months of 1996 were:

--------------------------------------------------------------------------------

Accent Software, Inc.

American Airlines

Apple Computer, Inc.

Architext, Inc.


AT&T Corp.


Huntington Bank


In Focus Systems, Inc.

Infoseek Corp.
Intel Corporation
Inter-Continental Hotel of New York
International Business Machines Corporation
Microsoft Corporation

NEC Corporation
Netscape Communications Corporation
NYNEX Interactive Yellow Pages
Open Text Corp.

Oracle Corporation

PointCast Network
Pontiac (Division of General Motors
  Corporation)
ROLM Communications, Inc.
The Saturn Corporation
Toyota Motor Corp.
Travelocity
U.S. Web, Inc.
VISA International

--------------------------------------------------------------------------------


Such top 25 advertisers represented approximately 57% of the HotWired Network's total advertising revenues for the first nine months of 1996. Each of Microsoft Corporation and NYNEX Interactive Yellow Pages represented more than 5% of the HotWired Network's total advertising revenues for the same period.


The Company offers advertisers several different models for sponsoring content on the HotWired Network. These include:

Advertising Banners. Online advertising banners are a format -- now copied extensively on the Web -- that the Company pioneered on the HotWired Network in 1994. Banner placements on the Company's Websites typically are charged at a cost per thousand impressions (CPM), which ranges between $20 and $150. The rate an advertiser pays is negotiated and depends on several factors: rate-card rates for the banner site location, customized domain or key word targeting, inclusion of research and promotional elements, and volume discounts. Because there are no page views in chat forums, the HotWired Network's planned billing model for placement of ad banners in its real-time chat forums (such as the Talk.com and ClubWired programs) is expected to be based on time-based increments beginning in the fourth quarter of 1996.

Sponsorships. These consist of long-term exclusive sponsorships of specific HotWired Network programming, such as the commitment by the Oldsmobile division of General Motors Corporation to sponsor and fully underwrite the Packet program for 12 months beginning in September 1996.

Site Co-branding. Site co-branding is a format introduced by the Company in 1996 through which the sponsor underwrites and actively co-markets a HotWired Network site in exchange for exclusive long-term sponsorship and deeper integration of brand presence within site content. For example, in September 1996 Levi Strauss & Co. began a 12-month commitment to co-brand the Dream Jobs site with its Dockers(R) casual-wear brand, and it will co-market the site as part of its planned Dockers(R) print advertising campaign in Spring 1997.

During the first eight months of 1996, over 86% of total available ad banner inventory on the HotWired Network (including HotBot) was placed, notwithstanding a relatively higher average CPM for these placements than for the Company's online competitors. The Company believes it has been able to maintain this high rate of ad placement at premium prices due to the quality of its content, its audience demographics, the length of time spent by users per page view, the Company's advanced abilities to rotate banner placements dynamically according to "smart targeting" criteria customized to advertisers' unique needs, its research and reporting capabilities, and its added-value programs (such as assistance in online promotions and inclusion of advertising messages in HotFlash emails to members and in the ClubWired chat environment).

HotBot Search Engine. The Company's search engine service, HotBot, was launched on the Web in May 1996 in order to further leverage the Company's online brand presence and its advertising sales capabilities. HotBot is currently accessible on the Web directly and through the HotWired Network. In addition, in August 1996, the Company launched a co-branded version of HotBot that is accessible to users of BellSouth Telecommunications, Inc.'s proprietary Internet service, is featured on the BellSouth homepage, and includes advertising specifically targeted to BellSouth's users. HotBot is being commercialized through a strategic alliance with Inktomi Corporation. Under the agreement, Inktomi licenses its search engine technology to the Company and operates the service, and the Company provides interface design, marketing, and advertising sales. A significant portion of net advertising revenues is paid to Inktomi as a licensing fee. HotBot is the first search engine service designed to search the complete text of the 50 to 60 million documents currently estimated to be on the Web. Many of the currently popular services search only half that number. HotBot is also able to provide advertisers with the ability to target ads based on the keywords from a user's query, the domain from which the user is accessing the service, and the type of browser and computer the user is running. Advertising on HotBot is priced competitively with other search engine offerings at a CPM of $20.00 for non-targeted impressions and at higher CPMs for keyword-targeted impressions. The Company expects that the number of page views for HotBot will continue to be substantially higher than those of the editorial programs on the HotWired Network.

Global Expansion. The HotWired Network is accessible throughout the world on the Web. The Company is exploring the development of localized versions, involving customized language, content, and advertising, of the HotWired Network, in regions of Western Europe and Asia.

Suck.com


Suck.com (http://www.suck.com) began as an underground, anonymously produced Web site containing sharp commentary on the Web and popular culture. Since its debut in August 1995, the Company believes that Suck.com has become one of the most popular, most discussed, and most imitated sites on the Web. In September 1996, Suck.com had approximately 6,500 to 7,100 visitors per weekday. Purchased by the Company in March 1996, Suck.com remains editorially independent from the HotWired Network and maintains a separate brand identity.


In May 1996, Suck.com added a series of new content areas that expanded and reinforced the attitudes established on the original Suck.com Web site. These five weekly programs are:
--------------------------------------------------------------------------------

Vacuum:  Parody of Internet community (reader mail)
The Pitch:  The latest Web concept that's "too stupid to fail"
Filler: Facts, quotes, figures, and search results, as filtered by the Suck.com editors
Zero Baud:  Discussions of offline living
Net.Moguls:  Virtual "trading cards" highlighting conspicuous characters from the Internet world
--------------------------------------------------------------------------------


Suck.com began generating revenues through advertising in May 1996. Its advertisers to date have included Big Book, Marinex Multimedia/The East Village, Tripod, Inc., Black Star Beer, Wizards of the Coast, Music Boulevard, and Tanqueray. Each advertiser is guaranteed that its advertising message will be viewed at least 100,000 times every four weeks. In return for this guarantee, sponsors are required to commit to between eight and 24 weeks of advertising. Each advertisement is rotated through the daily Suck.com home page and the five weekly programs. In September 1996, the basic price for eight weeks of advertising was $20,000; this rate may be discounted significantly for longer-term advertising commitments or for other reasons. Suck.com requires that each advertisement be animated using Sun Microsystems, Inc.'s Java programming language.


Wired Magazine on America Online

The Company provides programming related to Wired magazine on America Online (keyword: Wired). This programming includes highlights of the current issue of the magazine and full-text archives of past issues. In addition, this site offers an interactive discussion space where users can communicate with each other as well as with writers, editors, and designers of the magazine. The Company earns a percentage of America Online's user fees based on traffic to the site. While the revenues attributable to this site have not been significant to date, this site has been a cost-effective way of generating Wired magazine subscriptions, although there can be no assurances that this will continue to be the case.

Proprietary Technologies

The Company believes that a key to its future success is to develop innovative software technologies and to deliver online content with advanced features that create a richer experience for its users and strengthen relationships with advertisers. In keeping with its commitment to technology leadership, the Company believes it was the first Web publisher to offer an integrated threaded discussion space, a member registration system, and custom pages dynamically generated through database queries. The Company's current development efforts include the incorporation of video and digital sound into its online content sites. In order to remain at the forefront of Web technology, the Company has an in-house staff of 37 people devoted to engineering and technology development. Some of the software technologies developed by the Company are described below:

Real-Time Chat. Talk.com incorporates familiar "chat room" features of popular online services and can be used on any platform with any browser that supports Java. Among the key features of Talk.com are multiple user nicknames, member-created chat rooms, "instant" private messages, and live auditorium events. Because the chat service is written in Java, new features and updates can instantly be made available to users. The Company believes the Talk.com server software is one of the first high-performance server applications written entirely in Java. The software is designed to be scalable to support large numbers of simultaneous users. The software is also able to run in a distributed mode over several machines and is designed to take advantage of Internet protocol multicasting, enabling enhanced performance on multicast networks such as the @Home Network.

Threaded Discussion. Threads is based on the idea of threaded discussions, which are conversations consisting of a series, or "thread," of user-posted messages. The system provides users with a discussion area to discuss issues and topics of interest to the HotWired Network community. The Company believes Threads is unique on the Web in its feature set and scale, and its threaded discussion areas have been some of the HotWired Network's most popular features. Every piece of editorial content on the HotWired Network is linked into threaded discussion pages created by the HotWired Network's users and contributors. The standout feature of Threads is the ability to post to the discussion using HTML, the language of the Web itself. In other words, each user can employ the exact same tools as the Company's contributors and editors, allowing a level of expression not seen in prior conferencing systems. The Company believes this development is a step toward two-way content creation.

Personalized Web Pages and Browser Targeting. The Company has developed user customization technology that generates personalized Web pages that are created "on the fly" and are specific to each user. An example is the HotWired Network's custom "What's New" page, which uses data captured by the Company's user tracking and database system to generate a custom page for each registered HotWired Network member that highlights the content sections that the specific member has not previously viewed. The highlights are based on the member's previous visits to the HotWired Network, preferences expressed by the member, and newly posted features and articles. This technology also enables the Company to send versions of the HotWired Network's Web pages that are optimized for the user's computer and Web browser software. The Company's technology allows a user who is running Netscape Navigator on a Macintosh to have a HotWired Network experience that is substantially similar to that of a user who is visiting the HotWired Network from America Online and running Windows 95 on a PC. This capability is implemented through the integration of database technology with the HotWired Network's publishing system.

Targeted Advertising. The Company's Smart Targeting Service is an advertisement insertion system that allows advertisers to target specific users by specified characteristics, such as by demographic attributes, domain computing platform, browser software or Internet service provider. The first use of this system in early 1996 allowed the Company to sell to United Kingdom-based advertisers advertisements that will be viewed only by users having Internet domain names specific to the United Kingdom. In addition, Individual, Inc. ran an advertising campaign in August 1996 targeted at Fortune 1000 Internet domain names to market its Newspage.com news service. The Company believes that its targeted advertising technology provides the Company with a competitive advantage by enabling advertisers to establish a one-to-one marketing relationship with the HotWired Network's users.


HardWired Books



The Company has established a book publishing subsidiary, HardWired, Inc., which released its first book in September 1996. A total of six books, many of which contain or will contain content derived from Wired magazine, are scheduled for publishing in the Fall/Winter 1996 book season. The books which have been or are to be published in the upcoming season are:

--------------------------------------------------------------------------------


Mind Grenades - Manifestos From the Future, by John Plunkett and Louis Rossetto:
A compilation of the stunning and provocative graphic introductions from the first 30 issues of Wired magazine, which has been chosen as a featured alternate of the Book of the Month Club and the Quality Paperback Book Club



The Medium is the Massage - An Inventory of Effects, by Marshall McLuhan: A reprint of Marshall McLuhan's 1967 best-seller



Wired Style - Principles of English Usage in the Digital Age, by the editors of Wired magazine, which has been chosen as a selection of the Book of the Month Club and the Quality Paperback Book Club



Digerati - Encounters with the Cyber Elite, by John Brockman, which has been chosen as a selection of the Newbridge Personal Computing and Executive Book Clubs



Reality Check, by Brad Wieners and David Pescovitz: The real timetable for the implementation of new technologies, which has been chosen as a featured alternate of the Quality Paperback Book Club and as a selection of the Newbridge Personal Computing and Executive Book Clubs



BOTS - The Origin of a New Species, by Andrew Leonard: An investigation of the emerging, complex world of intelligent agents

--------------------------------------------------------------------------------

DEVELOPMENT PROJECTS

The Company has many creative and business concepts in various stages of development. These development projects include the following:

New Online Media Properties

The Company is continually exploring new ideas for online media properties. The Company uses the HotWired Network as a cost-effective vehicle for market-testing these new ideas. As such concepts mature, they may become full-fledged programs on the HotWired Network, such as Ask Dr. Weil or Dream Jobs, or completely separate online media properties, such as Suck.com. In addition, successful online concepts may be extended to other media. The Company also believes that its HotWired Network and other online media properties provide a platform from which to rapidly and cost-effectively launch and test new brands, which can then be extended across media.

New Magazines

The Company is currently exploring several new magazine concepts that are editorially distinct from the Company's existing products. The Company began assembling dedicated staff for one such magazine in 1996 and may launch one or more new magazines in 1997. Each of these magazines will cover a specific topic of interest to consumers with attractive demographics similar to those of Wired magazine readers and the Company's online media property users. These magazines will also feature high-quality editorial material and innovative design.

Television

Leveraging the Company's programming and design resources, as well as the strength of the Wired and related brands, the Company is exploring the development of television programming. The Company's first planned television production is expected to be Netizen TV, a brand extension building on The Netizen political commentary program (http://www.netizen.com) on the HotWired Network and section in Wired magazine. Development of Netizen TV is being partially funded under an agreement with MSNBC Cable Channel, L.L.C., a joint venture between The National Broadcasting Company and Microsoft Corporation. This program is currently planned as a 30-minute weekly program of political coverage from the perspective of the Digital Revolution. The Netizen program is expected to be a combination of a studio discussion format and on-site location reports, and, if MSNBC Cable Channel, L.L.C. exercises its option to produce the show, the Company will receive a per-program license fee for each episode delivered to MSNBC Cable Channel, L.L.C. The Company will not share in associated advertising revenues. As the Company continues to explore programming possibilities, it will evaluate other sources of television revenues, including sharing in advertising revenues.


The Company's development projects involve substantial risk. There can be no assurance that the Company's new business efforts will result in new products or will be successful. If the Company is unable to create or commercialize new products, its business, financial condition, and operating results may be materially and adversely affected. The foregoing discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Prospectus.


ADVERTISING SALES

The Company's sales organization includes professionals with advertising agency backgrounds, as well as experienced sales executives hired from other media companies. The Company believes that understanding the sales process from both the buyer's and seller's point of view provides a strong foundation for both traditional media packages and more innovative and complex sponsorship-type sales. The Company provides regular training and education to its sales staff and believes it has built one of the most knowledgeable sales teams in the new media sector.

The Company believes it enjoys stable, long-term relationships with many top national advertisers in the technology and consumer categories. Many advertisers, including Absolut Vodka, Apple Computer, Inc., and NEC Corporation, have been advertising with Wired magazine since the first issues in 1993. Eight of Wired magazine's 10 largest advertisers in 1993 have advertised in one or more issues of Wired magazine in 1996. The Company believes the basis for these strong relationships is client satisfaction with advertising results, as well as the Company's commitment to innovative marketing solutions, research, and customer service. Because the Company's print and interactive environments are perceived to be leading-edge in both content and design, many advertisers create advertising campaigns specifically for the Company's products.

The Company reaches beyond technology advertisers to also include a substantial number of consumer advertisers. Key advertiser categories in Wired magazine include computer hardware and software, telecommunications, online services, automotive, liquor, fashion, entertainment, and financial services. When the Company expanded into online media with the launch of the HotWired Network, many of its existing advertisers, including AT&T Corp. and IBM, allocated additional funds to advertising on the HotWired Network. For the first eight months of 1996, 42% of the HotWired Network's advertisers also advertised previously in Wired magazine.



The magazine sales force consists of in-house sales professionals in San Francisco, Boston, New York, and London. As of September 30, 1996, there were a total of 29 members of the United States magazine sales department, including 14 sales executives, sales support staff, and personnel who provide research, promotional support, and value-added programs for advertisers. In addition to the full-time magazine sales staff, the Company has contracts with outside representatives based in Detroit, Atlanta, Dallas, and Italy.



Initially, the magazine sales staff was also responsible for selling online advertising. Due to the rapid growth in online advertising, the differences between interactive and print sales, and the frequently separate handling of interactive and print budgets within advertising agencies, the Company is now building a separate sales team dedicated to the Company's online media properties. As of September 30, 1996, the interactive sales force consisted of 10 people in San Francisco and 5 people in New York. The HotWired Network's sales opportunities include standard advertising banners as well as sponsorship and co-branding models. In the case of banner sales, the advertiser provides a banner on a HotWired Network page that generally links to the advertiser's Web site. In the case of sponsorship and co-branding arrangements, the advertiser has a deeper relationship with the content of a particular program, which identifies the advertiser's brand more directly with the Company's program. For example, the Company recently entered into a one-year sponsorship arrangement with Levi Strauss & Co. under which the Dockers(R) brand will co-market the Dream Jobs program.


The Company is currently selling advertising packages that combine both print and online opportunities. As the Company creates new properties in print, online, and television, advertisers will be offered packages that follow media lines, brand lines, or geography. The Company believes these packages enable its advertisers to cost-effectively reach their target audiences, while providing the Company the opportunity to capture a larger portion of their advertising and promotional budgets.

MARKETING AND DISTRIBUTION

The Company continually seeks to identify and develop cross-promotional opportunities in all areas of the Company. In addition, the Company's in-house telephone and e-mail customer service staffs cross-sell the Company's products.

The Company uses publicity and promotions to increase brand awareness and position its brands, as well as to generate subscriptions and increase online traffic. Many of the Company's editors, designers, programmers, and contributors are recognized as experts in their fields and are regularly contacted by the press to comment on developments and trends in business, politics, technology, and lifestyle. The Company intends to invest in expanded marketing and promotional activities including billboard, bus, and other outdoor advertising, targeted cable television advertising, and continued print advertising in both trade and consumer publications.

Magazine Marketing and Distribution


Wired magazine is distributed through both subscriptions and single copy sales. The majority of growth in paid circulation has come from subscription sales, which have grown from roughly 21,000 subscriptions at the end of 1993 to an estimated 208,000 subscriptions at September 30, 1996. These subscriptions are generated through a mix of direct mail marketing, online promo-tion, insert cards in the magazine and other publications, and advertising. Another source of subscriptions is the magazine's content areas on the HotWired Network and America Online. Single copy sales have grown from an average of 64,000 copies per month during 1993 to an estimated 97,000 copies per month during the first nine months of 1996. The single copy price has been $4.95 since inception. For the first nine months of 1996, the Company sold in excess of 40% of all copies shipped for single copy distribution, which the Company believes compares favorably with its competitors. The Company uses third-party distributors to distribute the United States and international editions of Wired magazine. The United States edition of Wired magazine is distributed nationally primarily by International Circulation Distributors - The Hearst Corporation and to retailers, smaller stores, computer stores, and internationally by various other distributors. The United Kingdom edition is published by the Company and distributed through a third-party distributor. The Japanese edition is published by Dohosha Publishing Co., Ltd. under a licensing arrangement. The Company expects both single copy and subscription sales to increase but expects subscription sales to increase as a percentage of total circulation revenues. There can be no assurance, however, that circulation sales will increase at the rate anticipated or at all.


The primary tool used for circulation marketing is direct mail. After extensive and ongoing testing, the current tested list universe is 13 million names, indicating potential for continued growth through direct mail. The list universe is comprised of several distinct groups, including computer users, business people, retail consumer groups, and similar demographic groups. The Company has also found that many of the new mailing lists coming onto the market from Internet-related businesses are effective in attracting new subscribers. To the extent Internet-related business continues to grow, the Company expects that additional attractive mailing lists will become available. The Company mails major campaigns on a quarterly basis. The roll-out subscription price for direct mail offers is $24.95, with renewals occurring at either the basic rate of $39.95 or $29.95. The Company is currently testing a $19.97 subscription price. Approximately 44% of all first-time direct mail subscribers, and approximately 66% of all other subscribers have renewed their subscriptions. Additionally, the Company recently began an online advertising campaign and is also producing a television commercial to run on cable networks, primarily CNN. The goal of both efforts is to sell magazine subscriptions.

Interactive Media Marketing and Distribution

The Company's marketing of its online media properties has been focused to date almost exclusively on online venues. This has included: outreach to the supervisors of Web sites ("Webmasters") to increase the number of online links made to the HotWired Network's programs; promotion of the HotWired Network's programs, particularly live events, in appropriate Usenet newsgroups; purchase of advertising space on frequently visited sites, including Netscape, Yahoo!, and Infoseek; and creation of online promotions using internal marketing banners on the HotWired Network. Traditional advertising for the HotWired Network has been limited to the monthly placement of advertisements in Wired magazine. In addition, the HotWired Network has co-sponsored several trade shows and entertainment events, including the DCI Web World conference and exposition, the SIGGRAPH multimedia conference and exposition, the MacIntosh New York Music Festival, and the Toyota Comedy Festival. The Company plans to increase total marketing expenditures for its online media properties in order to increase traffic and aggressively build brand awareness. The Company is also engaged in active discussions with third parties regarding the distribution of its online content through such third parties' proprietary services.

HardWired Marketing and Distribution


HardWired books are published by the Company and distributed in the United States and Canada through Publishers Group West Incorporated ("PGW"). The Company's book marketing program includes a cooperative agreement with PGW for advertising in wholesaler catalogs, book trade publications, consumer outlets, and national account promotions. The Company also expects to promote its books through trade shows, trade and consumer print advertise-ments (including Wired magazine), electronic kiosks, and online advertising (including on the Company's online media properties), author appearances on television and radio, book tours, and speaking engagements.

Television Marketing and Distribution

The Company expects to employ the same cross-promotion techniques for its television programming as it does for its other media properties. In addition, the Company is currently exploring various methods for marketing its television programming, including billboards and television advertisements.

COMPETITION


The Company faces significant competition from a large number of companies, many of which have significantly greater financial, creative, technical, and marketing resources than the Company. These companies may be better positioned to compete in the evolving media and technology industries. In addition, the Company faces broad competition for advertising revenue from other media companies that produce magazines, newspapers, online content, radio, and television, as well as other promotional vehicles such as direct mail, coupons, and billboard advertising. Each of the Company's products competes with other media and many other types of leisure activities for audiences and advertising revenue. Overall competitive factors in these segments include editorial and design quality, price, and customer service. Competition for advertising dollars is primarily based on advertising rates, reader response to advertisers' products and services, and effectiveness of sales teams. There can be no assurance that one or more of the Company's competitors will not significantly undermine the sales efforts of the Company or reduce the Company's audiences, either of which would have a material adverse effect on the Company's business, financial condition, and operating results. Moreover, to the extent the Company develops new magazines and other media products, there can be no assurance that one or more of such new products will not compete with the Company's current products for audiences and advertising revenues, which could have a material adverse effect on the Company's business, financial condition, and operating results.



Competition in the magazine publishing business is also intense with respect to subscription sales and single copy distribution and display. Wired magazine is editorially unique, covering a broad range of topics relating to the Digital Revolution, including technology, business and lifestyle. As such, the Company competes with many general interest magazines, including computer magazines such as BYTE and PC Magazine, business magazines such as BusinessWeek and Fortune and lifestyle magazines such as Rolling Stone and GQ. There can be no assurance that one or more other magazines or online content sites, including new magazines or online content sites developed by the Company, will not significantly undermine the marketing efforts of Wired magazine or significantly impact the sources of its circulation or advertising revenues. If this were to occur, there would be a material adverse effect on the Company's business, financial condition, and operating results.



To the extent that the Internet infrastructure is expanded and access to the Web is made easier and less expensive, the Company expects the number of Web users to continue to grow at a rapid rate. In response to this anticipated growth, there is an increasing number of companies, some with significantly greater resources than the Company, developing online content and services for delivery on the Web, and competing for audiences and the advertising dollars that are currently being devoted to the Web. The Company's online content sites compete with other online content sites such as America Online's Global Network Navigator, cnet, Starwave's ESPNet, and Time-Warner's Pathfinder. The Company's search engine service competes with services such as AltaVista, Excite, Infoseek, Lycos, and Yahoo!. All of the Company's online media properties compete for advertising dollars with Web browser companies such as Netscape. There can be no assurance that one or more of the Company's competitors or the Company's own media properties will not significantly undermine the Company's marketing efforts for its online media properties or attract a significant amount of advertising revenues away from the Company.

The Company's book publishing operations will compete for sales with numerous other publishers and retailers, as well as with other media, including the Company's own magazine and online media products. In addition, the acquisition of publishing rights to books by leading authors is highly competitive, and the Company will compete with numerous other book publishers. There can be no assurance that the Company's book publishing efforts will be successful, or that the costs of such efforts will not have a material adverse effect on the Company's business, financial condition, and operating results.

The creation, production, and distribution of television programming is a highly competitive business, as each television program competes with other television programming and with other forms of entertainment. Furthermore, competition in the television industry is expected to increase as the number and variety of basic cable and pay television services available continue to grow. There is active competition among all production companies in these industries for the services of producers, directors, actors, and others and for the acquisition of literary properties. With respect to the distribution of television product, there is significant competition from independent producers and distributors as well as major studios. Revenues for filmed entertainment product depend in part on general economic conditions, but the competitive position of a producer or distributor is still greatly affected by the quality of, and public response to, the entertainment product it makes available to the marketplace. There can be no assurance that the Company's efforts in television programming will result in programming which is marketable to advertisers and distributors or will be commercially successful, or that the cost of creating and producing television programming, whether successful or not in the market, will not have a material adverse effect on the Company's business, financial condition, and operating results.

TRADEMARKS AND INTELLECTUAL PROPERTY RIGHTS

The Company regards its copyrights, trademarks, trade dress, trade secrets, and similar intellectual property as critical to its success, and the Company relies upon trademark and copyright law, trade secret protection, and confidentiality and license agreements with its employees, customers, partners, and others to protect its proprietary rights. The Company pursues the registration of its material trademarks in the United States and, based upon anticipated use, in certain other countries. The Company has applied for and registered the "Wired" mark in a variety of classes in the United States and numerous other countries and has applied for the registration of certain of its other trademarks, including "HotWired," "Wired TV," "HardWired," "HotBot," and "Wired Online." Effective trademark, copyright, and trade secret protection may not be available in every country in which the Company's products are available. The Company has licensed in the past, and it expects that it may license in the future, elements of its trademarks, trade dress, and similar proprietary rights to third parties, including in connection with Wired magazine's international editions and other media properties that may be controlled operationally by third parties. While the Company attempts to ensure that the quality of its brands is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially and adversely affect the value of the Company's proprietary rights or the reputation of its products, either of which could have a material adverse effect on the Company's business. Moreover, while the Company believes that it has the right to use Wired, HotWired, and its other marks in connection with its business, and it generally has the right to prohibit others from using such marks in certain fields of use, there can be no assurance that the Company will be able to maintain such rights. From time to time the Company has been, is, and expects to continue to be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by the Company and its licensees. For example, the Company has been involved in a dispute with America Online regarding ownership of the mark "Netizen." While the Company believes that it will be able to resolve this dispute on terms satisfactory to the Company, there can be no assurance in this regard. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that the Company believes will have, individually or in the aggregate, a material adverse effect on the Company's business, financial condition, or results of operations. See
"Business -- Litigation."

EMPLOYEES

The Company believes that a key to its future success is the continued contribution of its management, creative, technical, and sales employees. In particular, the Company benefits from the reputation, imagination, and experience of key creative managers, such as Louis Rossetto, the Company's Chief Executive Officer, and Kevin Kelly, Wired magazine's Executive Editor, and the Company's Creative Directors, John Plunkett and Barbara Kuhr. The Company also benefits from the business and technology expertise of Andrew Anker, Chief Executive Officer of HotWired, Inc. In addition, the Company's senior management team, including Jane Metcalfe, the Company's President, and Dana Lyon, Vice President of Wired Magazine Group, Inc., has extensive advertising and publishing experience, and has created sales teams for the Company's print and online businesses that the Company believes are key to its success. Mr. Rossetto and Ms. Metcalfe, the Company's co-founders, are domestic partners. Ms. Metcalfe currently anticipates taking a leave of absence of approximately three months beginning in the first quarter of 1997.


As of September 30, 1996, the Company had a total of 347 full-time employees. Of these employees, 160 are engaged in content development and design, 39 are engaged in engineering and technology development, 65 are engaged in sales and marketing, 18 are engaged in circulation, and 65 are engaged in general, finance, and administrative activities. Of the Company's employees, 128 work on Wired magazine, 165 work on the Company's online media properties, 10 work on the Company's book properties, 9 work on television programming development and 35 work for all Wired businesses in a general, finance, or administrative capacity. None of the Company's employees is represented by a labor union. Certain planned activities of WiredTV may in the future result in the employment of unionized personnel. The Company has experienced no work stoppages and considers its relations with employees to be good.


LITIGATION

The Company is not presently party to any material litigation. However, as a new media publisher, the Company has been and anticipates that it will in the future be subject to litigation including allegations of defamation. For example, during 1994 and 1995, the Company was involved in a dispute involving a claim of defamation arising out of an article that appeared in the January 1994 issue of Wired magazine. Although the Company expended substantial resources in its defense, this matter was settled without any payment or other concession by the Company.

FACILITIES

The Company's headquarters are located in San Francisco, California, and the Company has offices in New York City, Washington D.C., and London. All 130,000 square feet of office space are leased under agreements that expire on various dates through 2006. The Company believes that suitable additional or alternative space, including space available under lease options, will be available at commercially reasonable terms for future expansion.

MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

The executive officers, key employees and directors of the Company are as follows:
--------------------------------------------------------------------------------


               NAME                  AGE                     POSITION
               ----                  ---                     -------
Louis Rossetto(1).................   47       Chief Executive Officer and Chair of
                                              the Board
Jane Metcalfe(1)..................   34       President and Director
Jeffrey Simon(1)..................   34       Chief Financial Officer and Secretary
Andrew Anker(1)...................   31       Vice President -- Interactive; Chief
                                              Executive Officer, HotWired, Inc.
Rex Ishibashi(1)..................   32       Vice President -- Corporate and
                                              Business Development
John Plunkett.....................   43       Creative Director
Barbara Kuhr......................   42       Creative Director
Kevin Kelly.......................   44       Executive Editor -- Wired magazine
Peter Rutten......................   39       President, HardWired, Inc.
Dana Lyon.........................   40       Vice President, Wired Magazine Group,
                                              Inc.
H. William Jesse, Jr.(2)..........   44       Director
Scott Sassa.......................   37       Director
Lawrence Wilkinson(2).............   46       Director


--------------------------------------------------------------------------------
(1) Executive Officer


(2) Member of the Audit and Compensation Committees


Mr. Rossetto, a founder of the Company and Publisher and Editor-In-Chief of Wired magazine since its launch in January 1993, has served as the Chief Executive Officer and Chair of the Board of Wired Ventures, Inc. since its inception in March 1996. Prior to the Reorganization, Mr. Rossetto served as Chief Executive Officer of Wired Holdings Inc., predecessor in interest to the Company, since its inception in January 1993. From November 1989 until January 1993, Mr. Rossetto worked on developing Wired magazine. From April 1989 to November 1989, Mr. Rossetto served as Editor-In-Chief of O Magazine, a Dutch language men's lifestyle magazine. In 1986, Mr. Rossetto founded Electric Word, a computer magazine. In 1994, he was named Co-Journalist of the Year (along with Ms. Metcalfe) by the Society of Professional Journalists, Northern California Chapter. Mr. Rossetto holds a B.A. in Political Science and an M.B.A. from Columbia University.

Ms. Metcalfe, a founder of the Company, has served as the President and a director of Wired Ventures, Inc. since its inception in March 1996. Prior to the Reorganization, Ms. Metcalfe served as President of Wired Holdings Inc. since its inception in January 1993. From December 1990 to January 1993, Ms. Metcalfe worked on developing Wired magazine. From March 1988 to December 1990, Ms. Metcalfe worked for Electric Word magazine, most recently as Associate Publisher. Prior to that, she was Director of Export Sales at Valentine Palomba, a Paris couturier. In 1994, Ms. Metcalfe was named Co-Journalist of the Year (along with Mr. Rossetto) by the Society of Professional Journalists, Northern California Chapter. Ms. Metcalfe holds a B.A. in International Relations from The University of Colorado.


Mr. Simon has served as Chief Financial Officer and Secretary of Wired Ventures, Inc. since May 1996. From November 1995 to May 1996, Mr. Simon was Vice President and Chief Financial Officer of HotWired Ventures LLC. Prior to joining the Company, from February 1994 to November 1995, Mr. Simon was Director of Business Planning and Analysis for GE Capital Commercial Real Estate Services, a real estate finance company, and from December 1992 to February 1994, was the Controller for GE Capital Aircraft Leasing Corporation, an aircraft leasing company. From August 1990 to October 1992, he was Assistant Controller for Wells

Fargo Nikko Investment Advisors, an investment advisory firm. From 1984 to 1990, Mr. Simon worked at KPMG Peat Marwick, an independent certified public accounting firm, most recently in the positions of Senior Tax Manager and Audit Manager. Mr. Simon is a Certified Public Accountant and holds an M.B.A. and a B.S. in Business Administration from the University of California, Berkeley.

Mr. Anker has served as Vice President - Interactive of Wired Ventures, Inc. and Chief Executive Officer of its subsidiary, Hotwired, Inc., since May 1996. Prior to the Reorganization, he served as President and Chief Executive Officer of HotWired Ventures LLC from its founding in January 1995 to May 1996, after joining as Wired Ventures, Ltd.'s Vice President and Chief Technology Officer in March 1994. From January 1992 to March 1994, Mr. Anker was a Principal of Sterling Payot Company, an investment banking firm, where he remains an Advisory Principal. From February 1991 to January 1992, he served as Director of Development of AdExpress Company, an advertising technology firm. Mr. Anker serves on the board of Gauge Technologies, Inc. Mr. Anker holds a B.A. in Economics from Columbia University.

Mr. Ishibashi has served as Vice President - Corporate and Business Development of Wired Ventures, Inc. since May 1996, previously serving as its Chief Financial Officer and Secretary since its inception in March 1996. From December 1995 to May 1996, he served as Chief Financial Officer and Vice President of Business Affairs for Wired Ventures, Ltd. Prior to joining the Company, Mr. Ishibashi worked for The 3DO Company, an interactive games company, from March 1993 to November 1995, most recently as Director of Finance. From July 1992 to March 1993, Mr. Ishibashi served as an independent financial consultant, and the Executive Vice President and Chief Financial Officer of Wilderness Trail Bikes, a mountain bike company. From August 1985 to July 1992, Mr. Ishibashi worked for KPMG Peat Marwick, an independent certified public accounting firm, most recently as Senior Audit Manager in the Tokyo and San Francisco offices. Mr. Ishibashi is a Certified Public Accountant and holds a B.S. in Business Administration from the University of California, Berkeley.

Mr. Plunkett has served as Creative Director for Wired magazine since its launch in January 1993 and for Wired Ventures, Inc. since March 1996. Together Mr. Plunkett and Ms. Kuhr are the co-creators of the look and feel of both Wired magazine and the HotWired Network, as well as the recently launched HardWired books. For the past six years, Mr. Plunkett also has been a partner in Plunkett + Kuhr, a design firm whose work has been featured in numerous national and international design publications, including Communication Arts and Graphis, and received awards from the American Institute of Graphic Arts, the American Center for Design, and the Society of Publication Designers. Previously, Mr. Plunkett was a senior designer for the corporate design firm Pentagram Design in New York. In total, Mr. Plunkett has over 15 years of experience with electronic pre-press and high-end printing. Mr. Plunkett holds a graduate degree in design from the California Institute of the Arts.

Ms. Kuhr has served as Creative Director for the HotWired Network since its launch in October 1994, and for Wired Ventures, Inc. since March 1996. Together Mr. Plunkett and Ms. Kuhr are the co-creators of the look and feel of both Wired magazine and the HotWired Network, as well as the recently launched HardWired books. For the past six years, Ms. Kuhr also has been a partner in Plunkett + Kuhr, a design firm whose work has been featured in numerous national and international design publications, including Communication Arts and Graphis, and received awards from the American Institute of Graphic Arts, the American Center for Design, and the Society of Publication Designers. From 1987 to 1990, Ms. Kuhr was a senior designer for the corporate design firm Chermayeff and Geismar Associates in New York. Ms. Kuhr holds a design degree from Montana State University.

Mr. Kelly has served as the Executive Editor of Wired magazine since September 1992. From 1985 to January 1990, Mr. Kelly was Editor and Publisher of Whole Earth Review, a national magazine reporting on unorthodox technical and cultural news. In January 1990, Mr. Kelly left the Whole Earth Review on sabbatical. During the time between his sabbatical and joining the

Company, he authored Out of Control, a book on future technology published by Addison Wesley. He also launched the Electronic Whole Earth Catalog on CD-ROM, edited Signal, a book on personal communication tools, and founded and owned Nomadic Books, a mail order company. Mr. Kelly serves as a director of the WELL, one of the first online communities.

Mr. Rutten has served as Publisher and President of HardWired since its founding in July 1995 and as President of HardWired, Inc. since May 1996. From December 1992 through June 1995, Mr. Rutten was the Creative Director at Michael Wolff & Company, Inc., now Wolff New Media, Inc., a New York-based book and Web publishing firm. Prior to that, Mr. Rutten worked as a Media Development Consultant and, between August 1990 and May 1992, he co-authored the book "Where We Stand -- Can America Make it in the Global Race for Wealth, Health, and Happiness?" (published by Bantam). From April 1989 through July 1990, Mr. Rutten served as the Executive Editor of O Magazine, a Netherlands-based publication written in Dutch. From 1986 to April 1990, he worked for Electric Word magazine, in the last year as its Executive Editor.

Ms. Lyon has served as Vice President of Wired Magazine Group, Inc. since May 1996 and as Associate Publisher of Wired magazine since July 1994. Prior to joining the Company, Ms. Lyon worked for Conde-Nast Publications, where she served as Advertising Manager of Gourmet from July 1993 to July 1994 and as Advertising Manager of Vanity Fair from February 1989 to July 1992. Prior to her publishing experience, she served for eight years as an account executive with
J. Walter Thompson. Ms. Lyon holds a B.A. from Ohio Wesleyan University.

Mr. Jesse has served as a director of the Company since its inception in March 1996. Prior to that, he served as a director of Wired Holdings Inc. since its inception in January 1993. Mr. Jesse is Chairman and President of HWJesse&Co, a San Francisco-based firm providing financial and business advisory services to private and closely-held companies. He co-founded and has served as a director since 1989 of Sterling Payot Company, an investment banking company, and has served as President of Jesse, Payot & Co., Inc., an investment holding company since 1988. Mr. Jesse has also served since 1988 as Chair and Chief Executive Officer of Vineyard Properties Corporation, a manager of California vineyard properties. Mr. Jesse also serves on the boards of AdExpress Company, The Wine Group, Inc., Specialized Bicycle Components, Inc., Aidells Sausage Company LLC, Sonic Force LLC, and Trans Ocean Ltd. Mr. Jesse has a B.S. and an M.S. from Lehigh University and an M.B.A. from Harvard University.


Mr. Sassa has served as a director of the Company since October 1996. Mr. Sassa served as President of Turner Entertainment Group, a division of Turner Broadcasting System, Inc., a multimedia company, from September 1992 through October 1996. He also served on the Board of Directors of Turner Broadcasting System, Inc. from September 1992 through October 1996. As President of Turner Entertainment Group, Mr. Sassa was responsible for all operations and programming for Turner Entertainment Networks, which includes TBS Superstation, Turner Network Television (TNT), Cartoon Network, and Turner Classic Movies, and was responsible for Turner Home Entertainment, which includes Turner Home Video, Hanna Barbera, and Turner Pictures. From October 1990 through August 1991, Mr. Sassa served as President of Turner Entertainment Networks, a division of Turner Broadcasting System, Inc. From March 1988 through September 1990, Mr. Sassa served as executive vice president of Turner Network Television, a division of Turner Broadcasting System, Inc. where he was responsible for the launch of the network.


Mr. Wilkinson has served as a director of the Company since May 1996. Mr. Wilkinson is the cofounder, and has served as President and Chief Executive Officer since 1990, of Global Business Network ("GBN"), a consulting firm specializing in strategic positioning issues and product, service, and venture development. Prior to 1990, Mr. Wilkinson served as President of Colossal Pictures, a film production company. Mr. Wilkinson has produced numerous television programs, multimedia titles, and feature films, including the feature film Crumb (Sony Pictures Classics). He also has contributed regularly to general and business periodicals and national television, cable, and radio business news programs, including Wired magazine, Backstage, Business Times, Nightly Business Report, and The Wall Street Journal Report. Mr. Wilkinson serves on the boards of Broderbund Software, GBN and Colossal Pictures. Mr. Wilkinson has a B.A. from Davidson College, a B.Phil. from Oxford University and an M.B.A. from Harvard University.

BOARD COMMITTEES

The Audit Committee of the Board of Directors, which currently consists of Mr. Jesse and Mr. Wilkinson, was formed in May 1996 to review the internal accounting procedures of the Company and consult with and review the services provided by the Company's independent public accountants. The Compensation Committee of the Board of Directors, which currently consists of Mr. Jesse and Mr. Wilkinson, was formed in May 1996 to review and recommend to the Board the compensation and benefits of all officers of the Company and review general policies relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1996 Equity Incentive Plan.

DIRECTOR COMPENSATION

All directors are reimbursed for expenses incurred in connection with attendance at meetings of the Company's Board of Directors. Each non-employee director of the Company will be eligible to receive stock option grants under the Company's 1996 Director Stock Option Plan. Directors who are also employees of the Company are eligible to receive stock options and other equity grants under the Company's 1996 Equity Incentive Plan. See "-- Employee Benefit Plans."

EXECUTIVE COMPENSATION

The following table sets forth the compensation awarded to or earned by the Company's Chief Executive Officer and the other executive officers of the Company (collectively, the "Named Executive Officers") for the year ended December 31, 1995:

SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

                                                         ANNUAL
                                                    COMPENSATION(1)
                                                     -------------       ALL OTHER
           NAME AND PRINCIPAL POSITION                 SALARY($)       COMPENSATION
            ------------------------                    -------        ------------
Louis Rossetto...................................   $ 88,558           --
  Chief Executive Officer
Jane Metcalfe....................................   88,558             --
  President
Jeffrey Simon....................................   12,500(2)          $15,000(3)
  Chief Financial Officer and Secretary
Andrew Anker.....................................   140,369            4,938(4)
  Vice President - Interactive
Rex Ishibashi....................................   4,167(5)           --
  Vice President - Corporate and Business
Development

--------------------------------------------------------------------------------
(1) Includes amounts earned but deferred at the election of the Named Executive Officer under the Company's 401(k) plan.
(2) Mr. Simon joined the Company in November 1995; this number reflects an annual salary of $110,000.
(3) Represents reimbursement for relocation costs.
(4) Represents medical insurance premiums paid by the Company on behalf of Mr. Anker.
(5) Mr. Ishibashi joined the Company in December 1995; this number reflects an annual salary of $110,000.

STOCK OPTION INFORMATION

The Company did not grant options to any of the Named Executive Officers in 1995 and none of the Named Executive Officers exercised any options during 1995 or held any options at the end of 1995.

EMPLOYEE BENEFIT PLANS

1996 Equity Incentive Plan

The Company's 1996 Equity Incentive Plan (the "Incentive Plan") under which 4,250,000 shares of Common Stock are reserved for future issuance, was adopted by the Board of Directors in May 1996. The Incentive Plan provides for the grant of stock options, stock bonuses and stock appreciation rights and the sale and issuance of restricted stock by the Company to its employees, officers, directors and consultants.

The term of stock options granted under the Incentive Plan may not exceed 10 years. The exercise price of options granted under the Incentive Plan will be determined by the Board of Directors but, in the case of a nonstatutory stock option, cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant and, in the case of an incentive stock option, cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Options granted under the Incentive Plan generally vest in periodic installments that are determined by the Board. No option may be transferred by the optionee other than by will or the laws of descent or distribution or, in certain limited circumstances, pursuant to a qualified domestic relations order. An optionee whose relationship with the Company or any affiliate ceases for any reason (other than death or disability) may exercise options in the three-month period following such cessation unless such options terminate or expire sooner by their terms.

In addition to, or in tandem with, awards of stock options, the Board of Directors may grant participants restricted stock awards to purchase the Company's Common Stock for not less than 85% of its fair market value at the time of grant or stock bonus awards of the Company's Common Stock. Shares of stock sold or awarded under the Incentive Plan may, but need not be, subject to a repurchase option in favor of the Company in accordance with a vesting schedule determined by the Board of Directors or Compensation Committee. The Board of Directors may also grant stock appreciation rights of the Company's Common Stock in addition to, or in tandem or concurrently with, other awards under the Incentive Plan. The terms of all such awards will be determined by the Board of Directors.

Shares that (a) are subject to issuance upon exercise of an option but cease to be subject to such stock option for any reason other than exercise of such stock option, (b) are subject to another award granted under the Incentive Plan but are forfeited or are repurchased by the Company at the original issue price, or
(c) are subject to an award that otherwise terminates without shares being issued will again be available for grant and issuance in connection with future awards under the Incentive Plan. In the event of a merger of the Company with or into another corporation or the acquisition by any entity of 50% of the voting stock of the Company, all outstanding options must either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute such options, the options terminate as of the closing of the merger or consolidation if not exercised prior to the closing.

1996 Non-Employee Director Stock Option Plan

The Board of Directors adopted a 1996 Non-Employee Director Stock Option Plan (the "Directors' Plan") in May 1996. The total number of shares of Common Stock reserved for issuance and granted under the Directors' Plan is 50,000. The Directors' Plan provides for the grant of nonstatutory stock options to non-employee directors of the Company. The Directors' Plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the Board. The Directors' Plan provides that each person who is a non-employee director of the Company upon the closing of the offerings, or becomes a non-employee director after such date will be granted an option (the "First Option") to purchase 1,250 shares of Common Stock on the date on which the optionee first becomes a non-employee director of the Company. Thereafter, on January 1 of each year each non-employee director will be granted an additional option to purchase 1,250 shares of Common Stock, prorated for partial years of service (a "Subsequent Option"). Each First Option and Subsequent Option will be subject to vesting over a four-year period. The exercise price of all stock options granted under the Directors' Plan will be equal to the fair market value of a share of the Company's Common Stock on the date of grant of the option. Options granted under the Directors' Plan will have a term of 10 years. The Directors' Plan does not set a maximum or a minimum number of shares for which options may be granted to any one non-employee director. No option granted under the Directors' Plan will be transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order (as defined by the Internal Revenue Code of 1986, as amended (the "Code")), and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

In the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each non-employee director will have a reasonable time within which (i) to exercise his or her options, including any part of an option that would not otherwise be exercisable prior to the effectiveness of the transaction, at which time the options will terminate or the right to exercise their options, including any part of an option that would not otherwise be exercisable, or (ii) to receive a substitute option with comparable terms, for an equivalent number of shares of stock of the acquiring or successor corporation. The Board of Directors may amend or terminate the Directors' Plan; provided, however, that no such action may adversely affect any outstanding option, and the provisions regarding the grant of options under the plan may be amended only once in any six-month period, other than to comport with changes in the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or the Code. If not terminated earlier, the Directors' Plan has a term of 10 years.

401(k) Plan

In August 1995, the Company adopted an employee savings plan (the "401(k) Plan") covering all of the Company's eligible full-time employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. In addition, eligible employees may make rollover contributions to the 401(k) Plan from a tax-qualified retirement plan. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made. The Company does not presently intend to make any matching or discretionary contributions.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

The Company's Restated Certificate of Incorporation provides that directors of the Company will not be personally liable for monetary damages to the Company or its stockholders for any breach of their fiduciary duty as directors, except for
(i) any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) liability arising under Section 174 of the General Corporation Law of the State of Delaware, or
(iv) any transaction from which a director derives an improper personal benefit.

The Company's Restated Certificate of Incorporation and Bylaws provide that directors and officers of the Company may be indemnified to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company, including payment of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification. The Restated Certificate of Incorporation and Bylaws also provide that the rights of directors and officers to such indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

The Company has entered into indemnification agreements with each of its executive officers and directors. Each indemnification agreement provides that such officer or director will be indemnified by the Company to the fullest extent permitted by the Company's Bylaws and Delaware law, as it now exists or may in the future be amended, and against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Company will also authorize under the indemnification agreements to advance payment of expenses in defending an action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

CERTAIN TRANSACTIONS

Prior to the completion of the Reorganization, which occurred in May 1996, the Company's businesses were conducted in partnership and limited liability company form, principally through Wired Partners, a California general partnership (from its formation in October 1992 through January 1993), Wired USA Ltd. (from its formation in January 1993 through January 1994), Wired Ventures, Ltd. (from its formation in January 1994 to May 1996) and HotWired Ventures LLC (from its formation in January 1995 to May 1996). The ownership of the Company's constituent entities prior to the Reorganization is summarized below:
--------------------------------------------------------------------------------

Wired Holdings Inc. ("Holdings"). Holdings, which was owned by 22 individual shareholders (none of whom individually held a controlling interest), was the majority owner and general partner of Wired USA Ltd. and a minority owner and the general partner of Wired Ventures, Ltd. Holdings' only assets were its ownership interests in these two entities.

Wired USA Ltd. ("USA"). The majority interest in USA was held by its general partner, Holdings. The remaining interest was held by various limited partners. From its formation in January 1993 through January 1994, USA owned the assets associated with Wired magazine and certain other entities. Upon the formation of Wired Ventures, Ltd. in January 1994, USA transferred its assets to such entity and thereafter was its majority owner and limited partner. After January 1994, USA's only asset was its ownership interest in Wired Ventures, Ltd.

Wired Ventures, Ltd. ("Wired Ventures"). Wired Ventures was owned by Holdings, USA, Advance Magazine Publishers, Inc. ("Advance") (which owned a minority limited partnership interest) and certain employees (who each owned a minority limited partnership interest). Wired Ventures owned the assets associated with Wired magazine and certain other entities, including a majority membership interest in HotWired Ventures LLC.

HotWired Ventures LLC ("HotWired Ventures"). HotWired Ventures was owned by Wired Ventures and certain employees and investors (who each owned a minority membership interest). HotWired Ventures owned the assets associated with the Company's online media properties.
--------------------------------------------------------------------------------

The Reorganization was intended to simplify the corporate structure outlined above such that the Company is a single corporate holding company, Wired Ventures, Inc., which has wholly owned subsidiaries that conduct the various aspects of the Company's business. In the Reorganization, the shareholders of Holdings, the limited partners of USA (other than Holdings), the limited partners of Wired Ventures (other than USA) and the members of HotWired Ventures (other than Wired Ventures) contributed their respective interests in such entities to the Company in exchange for shares of the Company's Series A Preferred Stock. The Company then contributed its interests in Wired USA, Wired Ventures and HotWired Ventures to Holdings, resulting in a dissolution of Wired USA, Wired Ventures and HotWired Ventures and leaving Holdings (which was renamed Wired Magazine Group, Inc.) as a wholly owned subsidiary of the Company. The Company's magazine, book, online, and television operations are now conducted by its subsidiaries, Wired Magazine Group, Inc., HardWired, Inc., HotWired, Inc. and Wired Television, Inc., respectively.

Since its inception, the Company has financed a portion of its operations through the private sales of equity securities of its constituent entities, as follows:

Launch Financing. In January 1993, Holdings was capitalized with cash and certain trademarks and other similar intellectual property rights valued at $79,333 contributed by its predecessor, Wired Partners, a general partnership comprised of Louis Rossetto, Jane Metcalfe, Charles Jackson and Nicholas Negroponte. In addition, various investors affiliated with Sterling

Payot Company, an investment banking firm ("Sterling Payot"), contributed a total of $14,000 to Holdings.

Concurrently with the initial capitalization of Holdings in January 1993, USA was organized and assumed the business of its predecessor, Wired Partners. In connection with USA's formation, (a) Holdings contributed cash and certain trademarks and other similar intellectual property rights with an aggregate value of $93,333 in exchange for a general partnership interest in USA representing a 62% interest in USA, (b) two seed investors contributed a total of $225,000 in cash in exchange for Class A limited partnership interests in USA representing an 18.7% ownership interest in USA, and (c) various new investors contributed a total of $606,400 in cash in exchange for Class A limited partnership interests in USA representing an 18.9% ownership interest in USA (the "Launch Financing"). Sterling Payot served as the Company's placement agent for the Launch Financing, and certain affiliates of Sterling Payot were investors in such financing. In connection with the completion of the Launch Financing, H. William Jesse, Jr., a director of Sterling Payot, became a director of Holdings.

Subsequently, in November 1993, Holdings issued additional shares of stock to certain key employees of and consultants to the Company, subject to vesting over a period of two years.

Circulation Financing. In January 1994, USA entered into a limited partnership agreement with Holdings and Advance, an affiliate of Conde Nast, to form Wired Ventures for the purpose of owning and operating Wired magazine. Holdings contributed the Wired brands, logos and trade names to the new partnership in exchange for a general partnership interest representing a 3% ownership interest in Wired Ventures. USA contributed all operations, assets and liabilities relating to Wired magazine in exchange for a limited partnership interest representing an 82% ownership interest in Wired Ventures. Advance contributed $3.0 million in cash to Wired Ventures and an outstanding $500,000 non-interest-bearing convertible note (which was converted to capital) in exchange for a limited partnership interest representing a 15% ownership interest in Wired Ventures. Wired Ventures subsequently issued Class B limited partnership interests constituting subordinated profit interests to certain Wired Ventures employees.

Online Spinoff and Financing. In January 1995, certain Wired Ventures employees formed HW Acquisition Group LLC, a California limited liability company (the "LLC"), and purchased equity interests therein. In March 1995, Wired Ventures contributed its online publishing business to the LLC in exchange for Class A membership units representing a 90% ownership interest in the LLC. In connection with the spinoff of the online business, the LLC changed its name to HotWired Ventures LLC, and the outstanding employee units were recharacterized as Class B membership units and subordinated to the return of capital of the Class A membership units issued to Wired Ventures. In August 1995, additional Class A membership units were issued to 25 business enterprises and individuals, including certain affiliates of Sterling Payot, for an aggregate purchase price of $7.0 million, which reduced Wired Ventures' interest in HotWired Ventures to 74.5%. HotWired Ventures subsequently issued Class C membership units constituting subordinated profit interests to certain key employees and advisors of HotWired Ventures. Sterling Payot, certain principals of which were Class A investors in HotWired Ventures, has performed ongoing business advisory services for HotWired Ventures. Sterling Payot was issued 600 fully vested Class C membership units (which were subsequently exchanged for shares of the Company's Series A Preferred Stock in the Reorganization) for services rendered through October 1995 and has received options to purchase 7,375 shares of the Company's Common Stock with an exercise price of $2.00 per share for services rendered after that date. H. William Jesse, Jr., a director of the Company, co-founded Sterling Payot and has served as one of its directors since 1989.

Debt Financing. The Company has financed certain of its operations through bank and other debt financing. In its first year of operation, USA received two loans from related parties. The first loan, from a relative of the publisher, was for $50,000 at 6% interest per annum and was repaid subsequent to the formation and financing of Wired Ventures in 1994. The second loan, in the principal amount of $275,000 at 10% interest per annum, was from the Jackson Living Trust, a limited partner in USA, and was canceled in connection with the formation and financing of Wired Ventures in 1994, with part of it being converted into equity and the remainder being repaid in cash. In connection with the restructuring of its United Kingdom operations in mid-1995, the Company guaranteed a non-interest-bearing note payable by Wired UK to its former U.K. joint venture partner, Guardian Media Group plc, for L1.0 million (approximately $1.6 million), which is due in July 1998. In November 1995, the Company entered into a $6.5 million revolving credit facility with Signet Bank to fund the further expansion of its magazine business, which is secured by all Wired magazine-related assets. The line bears interest at a rate equal to adjusted LIBOR plus 3.25% (9% at December 31, 1995). See "Use of Proceeds."

Series B Preferred Stock Financing. In May 1996, the Company sold a total of 625,000 shares of its Series B Preferred Stock (convertible into a total of 961,534 shares of Common Stock based on an assumed initial public offering price of $13.00 per share) to various investors, including Advance and certain other preexisting investors in the Company, as well as certain new investors, for $20.00 per share. Advance purchased 50,000 shares in such financing. In September 1996, the Company amended its Certificate of Incorporation (i) eliminating the minimum gross proceeds and minimum price per share requirements relating to automatic conversion of the Preferred Stock upon the Company's initial public offering and (ii) providing the holders of its Series B Preferred Stock with modified anti-dilution protection in connection with the Company's initial public offering. As a result, upon the completion of the offerings, all outstanding shares of Preferred Stock will be converted automatically into shares of Common Stock regardless of the offering price per share or gross proceeds, with each share of Series B Preferred Stock being converted into a number of shares equal to $20.00 divided by the per-share price to the public in the offerings.

Consulting Services. Lawrence Wilkinson, a director of the Company, serves as the President and Chief Executive Officer of Global Business Network ("GBN"). From June 1995 through June 1996, GBN provided consulting services to the Company. In compensation for such services, GBN received $5,000 per month and Mr. Wilkinson received options to purchase 71,338 shares of Common Stock.

Option Repricing. In September 1996, the Company repriced options to purchase an aggregate of 672,468 shares of Common Stock with an exercise price of $11.90 per share to an exercise price of $10.00 per share and repriced options to purchase an aggregate of 1,095,366 shares of Common Stock with an exercise price of $20.00 per share to an exercise price of $12.00 per share. Such repriced options included options held by executive officers of the Company as set forth below:
--------------------------------------------------------------------------------

                                                              OLD          NEW
                                                 NUMBER OF    EXERCISE     EXERCISE
                     NAME                          SHARES     PRICE        PRICE
                     -----                       ----------   ----------   ----------
Louis Rossetto.................................  150,000      $20.00       $12.00
Jane Metcalfe..................................  100,000      20.00        12.00
Jeffrey Simon..................................  44,047       11.90        10.00
                                                 45,845       20.00        12.00
Rex Ishibashi..................................  17,211       11.90        10.00
                                                 17,211       20.00        12.00

--------------------------------------------------------------------------------

PRINCIPAL STOCKHOLDERS


The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 1996, after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Common Stock (based on an assumed initial public offering price of $13.00 per share), which will occur automatically upon the completion of the offerings, and as adjusted to reflect the sale of Common Stock offered in the offerings, for (i) each stockholder who is known by the Company to own beneficially more than 5% of the Common Stock; (ii) each Named Executive Officer; (iii) each director of the Company; and (iv) all executive officers and directors of the Company as a group.

--------------------------------------------------------------------------------


                                                                     PERCENTAGE OF SHARES
                                                                     BENEFICIALLY OWNED(1)
                                              NUMBER OF SHARES       ---------------------
                                                BENEFICIALLY          BEFORE       AFTER
             BENEFICIAL OWNER                     OWNED(1)           OFFERING     OFFERING
          ----------------------             ------------------      -------      --------
Louis Rossetto(2)..........................       2,971,525            18.1%        14.0%
  Wired Ventures, Inc.
  520 Third Street
  Fourth Floor
  San Francisco, CA 94107
Jane Metcalfe(3)...........................       2,827,663            17.3         13.4
  Wired Ventures, Inc.
  520 Third Street
  Fourth Floor
  San Francisco, CA 94107
Advance Magazine Publishers, Inc...........       2,119,979            13.1         10.1
  350 Madison Avenue
  14th Floor
  New York, NY 10017
Jackson Living Trust dtd July 15, 1992.....       1,336,368             8.2          6.4
  c/o Clopine Hinkle & Associates
  6046 Cornerstone Court West, Suite 2201
  San Diego, CA 92121
Nicholas Negroponte........................       1,210,239             7.5          5.8
  MIT Research
  20 Ames Street
  Cambridge, MA 02139
H. William Jesse, Jr.(4)...................         827,603             5.1          3.9
  HWJesse&Co
  222 Sutter Street
  San Francisco, CA 94108
Andrew Anker(5)............................         291,538             1.8          1.4
Jeffrey Simon(6)...........................         175,000             1.1            *
Rex Ishibashi(7)...........................          99,999               *            *
Scott Sassa................................              --              --           --
Lawrence Wilkinson(8)......................          87,593               *            *
All executive officers and directors as a
  group (8 persons)(9).....................       7,280,921            43.2         33.7


--------------------------------------------------------------------------------
  * less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the Company believes, based on information furnished by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 16,211,518 shares of Common Stock outstanding as of September 30, 1996 and 20,961,518 shares of Common Stock outstanding after the comple-tion of the offerings. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that will be exercisable on or before November 29, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.


(2) Includes 200,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 132,731 shares will be vested as of November 29, 1996 and the remaining 67,269 shares would be subject to repurchase if purchased prior to vesting.


(3) Includes 150,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 105,154 shares will be vested as of November 29, 1996 and the remaining 44,846 shares would be subject to repurchase if purchased prior to vesting.

(4) Includes 580,553 shares held by HWJesse&Co, of which Mr. Jesse is the President, Chief Executive Officer and sole shareholder, and 58,055 shares held by Pensco Pension Services for the benefit of Mr. Jesse.

(5) Owned by Mr. Anker and his wife as co-trustees of the Anker 1996 Trust. Includes 25,000 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 17,192 shares will be vested as of November 29, 1996 and the remaining 7,808 shares would be subject to repurchase if purchased prior to vesting.


(6) Includes 164,892 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 43,934 shares will be vested as of November 29, 1996 and the remaining 120,958 shares would be subject to repurchase if purchased prior to vesting.


(7) Includes 34,422 shares of Common Stock subject to immediately exercisable stock options, none of which will be vested as of November 29, 1996.


(8) Includes 71,338 shares of Common Stock subject to immediately exercisable stock options, 51,940 of which will be vested as of November 29, 1996 and the remaining 19,398 shares would be subject to repurchase if purchased prior to vesting.


(9) Includes 645,652 shares of Common Stock subject to immediately exercisable stock options, of which options to purchase 350,951 shares will be vested as of November 29, 1996 and the remaining 294,701 shares would be subject to repurchase if purchased prior to vesting. See Notes 2, 3, 5, 6, 7, and 8.


DESCRIPTION OF CAPITAL STOCK


Immediately following the completion of the offerings, the authorized capital stock of the Company will consist of 75,000,000 shares of Common Stock, $0.001 par value per share, and 7,500,000 shares of Preferred Stock, $0.001 par value per share. As of September 30, 1996, and assuming the conversion of all outstanding shares of Preferred Stock into shares of Common Stock (based on an assumed initial public offering price of $13.00 per share), there were outstanding 16,211,518 shares of Common Stock held of record by 113 stockholders.


COMMON STOCK

Subject to preferences that may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in the Company's Amended and Restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding-up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding Preferred Stock and payment of other claims of creditors. Each outstanding share of Common Stock is, and all shares of Common Stock to be outstanding upon completion of the offerings will be, fully paid and nonassessable.

PREFERRED STOCK

Upon the completion of the offerings, all outstanding shares of Preferred Stock (the "Convertible Preferred") will be converted automatically into shares of Common Stock. See Note 7 of Notes to Consolidated Financial Statements for a description of the Convertible Preferred. The Board of Directors is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences, and rights of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change in control of the Company. The Company has no current plan to issue any shares of Preferred Stock.

DELAWARE'S ANTI-TAKEOVER LAW

Upon the completion of the offerings, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" not approved in advance by the Board (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who owns 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder." The effect of the Anti-Takeover Law is to discourage takeover attempts, including attempts that might result in a premium over the market price of the Common Stock. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRATION RIGHTS

The holders of 15,835,904 shares of Common Stock (the "Registrable Securities") have certain rights with respect to the registration of those shares under the Securities Act. If the Company proposes to register any of its shares of Common Stock under the Securities Act other than in connection with a Company employee benefit plan or a corporate reorganization, the holders of Registrable Securities may require the Company to include all or a portion of their shares in such registration, subject to certain conditions and limitations. In addition, beginning one year after the closing date of the offerings, holders of Registrable Securities may require the Company to register all or any portion of their Registrable Securities on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. The Company may be required to effect up to one such registration on Form S-3 per year, and is not required to effect more than two such registrations. All expenses incurred in connection with such registrations (other than underwriters' or brokers' discounts and commissions) will be borne by the Company. All expenses incurred in connection with such registrations (other than underwriters' discounts and commissions) will be borne by the Company. The registration rights expire three years after the date of this Prospectus.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Company's Common Stock is The First National Bank of Boston.

SHARES ELIGIBLE FOR FUTURE SALE


Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offerings, the Company will have outstanding 20,961,518 shares of Common Stock (assuming no exercise of outstanding options after September 30, 1996). Of these shares, the 4,750,000 shares sold in the offerings will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"), which shares will be subjected to the resale limitations of Rule 144. All of the remaining 16,211,518 shares (the "Pre-IPO Shares") outstanding upon the completion of the offerings are subject to lock-up agreements (the "Lock-up Agreements") entered into between the stockholders and the representatives of the U.S. Underwriters as described below. Beginning 180 days after the date of the Prospectus upon expiration of the Lock-up Agreements, 4,025,052 of the Pre-IPO Shares (as well as 448,110 additional shares issuable upon the exercise of stock options that will be vested as of April 1, 1997) will become freely tradeable and 11,224,930 additional Pre-IPO Shares (as well as 701,723 additional shares issuable upon the exercise of stock options that will be vested as of April 1, 1997) held by Affiliates will become eligible for public resale subject to compliance with certain volume restrictions set forth in Rule 144. The remaining 961,536 of the Pre-IPO Shares (including 76,925 shares held by Affiliates) will become eligible for public resale subject to compliance with certain timing, manner of sale, and volume restrictions set forth in Rule 144 beginning in or after May 1998.


All of the stockholders of the Company have entered into Lock-up Agreements with the Representatives of the U.S. Underwriters providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale of, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock or any option or warrant to purchase shares of Common Stock or any securities exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Other than the 4,750,000 shares being offered in the offerings, as of the date of this Prospectus no shares of Common Stock will be eligible for immediate sale in the public market until the expiration of the 180-day Lock-up Agreements with the Representatives of the U.S. Underwriters. Goldman, Sachs & Co. may, in its sole discretion and at any time with or without notice, release all or any portion of the securities subject to Lock-up Agreements. Goldman, Sachs & Co. has informed the Company that it has no current intention to release shares from the Lock-up Agreements prior to the expiration thereof. Any request for release would be evaluated by Goldman, Sachs & Co. in light of, and the decision whether or not to permit early release of shares would be dependent upon, the facts and circumstances existing at the time of the request.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years (and, with respect to non-Affiliates, a person who has beneficially owned Restricted Shares less than three years), will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 209,600 shares immediately after the offerings) or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks immediately preceding the date of which notice of the sale is filed with the Securities and Exchange Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. The Securities and Exchange Commission has recently proposed to reduce the two year holding periods under Rule 144 to one year. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.


As of September 30, 1996, options to purchase an aggregate of 2,435,364 shares of Common Stock were outstanding. Rule 701 under the Securities Act provides that, beginning 90 days after the date of this Prospectus, shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144, and by Affiliates subject to all provisions of Rule 144 except the two-year minimum holding period. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock subject to stock options that will permit the resale of such shares, subject to the Rule 144 volume limitations applicable to Affiliates, vesting restrictions with the Company, and Lock-up Agreements between the option holders and the Company and the Representatives of the U.S. Underwriters.


Holders of 15,835,904 shares of outstanding Common Stock (including 11,275,492 shares held by Affiliates) have the right to require the Company to register their shares of Common Stock under the Securities Act. If such registration rights are exercised, the shares registered can be sold without any holding period or sales volume limitation. Registration and sale of such shares could have an adverse effect on the trading price of the Common Stock. See "Description of Capital Stock -- Registration Rights."

Prior to the offerings, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Description of Capital Stock."

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by its counsel, Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the Underwriters by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain members of and persons associated with Cooley Godward LLP beneficially owned 75,267 shares of Common Stock.

EXPERTS


The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1995 and as of September 30, 1996 and for the three-year period ended December 31, 1995 and the nine-month period ended September 30, 1996 have been included in this Prospectus and Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of such firm as experts in accounting and auditing.


CHANGE IN ACCOUNTANTS

In February 1996, the Company decided to retain KPMG Peat Marwick LLP as the Company's independent accountants and dismissed Coopers & Lybrand LLP, the Company's former accountants. The decision to change independent accountants was ratified and approved by the Company's Board of Directors in May 1996. During the period from the Company's inception through February 1996 and with respect to the Company's financial statements for the years ended December 31, 1993 and 1994, there were no disagreements with Coopers & Lybrand LLP regarding any matters with respect to accounting principles or practices, financial statement disclosure or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Coopers & Lybrand LLP to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years ended December 31, 1993 and 1994 are not a part of the financial statements of the Company included in this Prospectus and the related financial statement schedules included elsewhere in the Registration Statement. Such reports did not contain an adverse opinion or disclaimer of opinion or qualifications or modifications as to uncertainty, audit scope or accounting principles. Prior to retaining KPMG Peat Marwick LLP, the Company had not consulted with KPMG Peat Marwick LLP regarding accounting principles.

ADDITIONAL INFORMATION

A Registration Statement on Form S-1, including amendments thereto, relating to the shares of Common Stock offered hereby has been filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at Room 1228, 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the exhibits and schedules thereto may be obtained from those offices upon the payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----
Independent Auditors' Report............................................   F-3
Consolidated Balance Sheets.............................................   F-4
Consolidated Statements of Operations...................................   F-5
Consolidated Statements of Minority Interest and Stockholders' Equity
  (Deficit).............................................................   F-6
Consolidated Statements of Cash Flows...................................   F-8
Notes to Consolidated Financial Statements..............................   F-9

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Wired Ventures, Inc.:


We have audited the accompanying consolidated balance sheets of Wired Ventures, Inc., a Delaware Corporation, and subsidiaries (the Company) as of December 31, 1994 and 1995 and September 30, 1996, and the related consolidated statements of operations, minority interest and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wired Ventures, Inc. and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


San Francisco, California

October 18, 1996

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                                                 SEPTEMBER 30, 1996
                                                                             DECEMBER 31,        -----------------
                                                                           ---------------                 PRO FORMA
                                                                           1994       1995       ACTUAL    (NOTE 1)
                                                                          ------     ------     -------    --------
ASSETS
Current assets:
  Cash and cash equivalents.............................................. $ 1,750    $ 7,234    $  3,997    $ 3,997
  Accounts receivable, net of allowances for returns and doubtful
    accounts of $2,022, $2,564, $2,546 and $2,546, respectively..........   2,198      3,071       4,865      4,865
  Deferred production costs..............................................     261        341         736        736
  Prepaid expenses.......................................................      95        160         710        710
                                                                          ------------------------------------------
         Total current assets............................................   4,304     10,806      10,308     10,308
Property and equipment, net..............................................     791      2,216       3,506      3,506
Goodwill and other intangibles, net......................................      --         --       3,540      3,540
Other assets, net........................................................      16        196         917        917
                                                                          ------------------------------------------
                                                                          $ 5,111    $13,218    $ 18,271    $18,271
                                                                          ------------------------------------------
LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable....................................................... $ 2,261    $ 4,237    $  2,430    $ 2,430
  Accrued expenses.......................................................     306      2,356       4,749      4,749
  Deferred revenue.......................................................   2,534      3,957       4,920      4,920
  Notes payable to bank..................................................      --      1,500       5,000      5,000
                                                                          ------------------------------------------
         Total current liabilities.......................................   5,101     12,050      17,099     17,099
Deferred revenue.........................................................     163        124         348        348
Notes payable............................................................      --      1,185       1,272      1,272
                                                                          ------------------------------------------
         Total liabilities...............................................   5,264     13,359      18,719     18,719
Minority interest........................................................      --      1,366          --         --
Commitments and contingencies
Stockholders' deficit:
  Undesignated preferred stock; $0.001 par value; 15,000,000 shares authorized, none issued and outstanding as of December 31, 1994 and
    1995 and September 30, 1996; 7,500,000 shares authorized, none issued
    and outstanding on a pro forma basis.................................      --         --          --         --
  Series A preferred stock; $0.001 par value; 30,500,000 shares authorized; 14,330,504, 14,104,356, and 15,249,982 shares issued and outstanding as of December 31, 1994 and 1995 and September 30, 1996,
    respectively; none authorized, issued and outstanding on a pro forma
    basis (liquidation preference of $20.00 per share)...................      14         14          15         --
  Series B preferred stock; $0.001 par value; 4,500,000 shares authorized; none issued and outstanding as of December 31, 1994 and
    1995, and 625,000 outstanding as of September 30, 1996; none authorized, issued and outstanding on a pro forma basis (liquidation
    preference of $20.00 per share)......................................      --         --           1         --
  Common stock, $0.001 par value; 60,000,000 shares authorized; 2 shares issued and outstanding as of December 31, 1994 and 1995, and
    September 30, 1996, respectively; 75,000,000 shares authorized,
    16,211,518 shares issued and outstanding on a pro forma basis........      --         --          --         16
  Additional paid-in capital.............................................   4,542      9,643      40,005     40,005
  Deferred compensation..................................................      --         --      (3,578)    (3,578)
  Deficit accumulated prior to recapitalization..........................  (4,709)   (11,214)         --         --
  Accumulated deficit....................................................      --         --     (36,830)   (36,830)
  Translation adjustment.................................................      --         50         (61)       (61)
                                                                          ------------------------------------------
         Total stockholders' deficit.....................................    (153)    (1,507)       (448)      (448)
                                                                          ------------------------------------------
                                                                          $ 5,111    $13,218    $ 18,271    $18,271
                                                                          ------------------------------------------


--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------


                                                                                  NINE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,             SEPTEMBER 30,
                                             ----------------------------        --------------------
                                             1993        1994        1995        1995           1996
                                            ------      ------      ------      ------        -------
                                                                                     (UNAUDITED)
Revenues:
  Print...................................  $ 2,928     $ 8,833     $23,313     $15,388       $ 22,761
  Online..................................       --         348       1,942       1,348          2,348
                                            ----------------------------------------------------------
         Total revenues...................    2,928       9,181      25,255      16,736         25,109
                                            ----------------------------------------------------------
Costs and expenses:
  Print production and distribution.......    2,356       7,638      14,897       9,981         14,958
  Online production and development.......       51         318       1,854       1,004          5,488
  Sales and marketing.....................      748       2,795       9,776       5,809         12,861
  General and administrative..............      797       1,967       6,661       4,304         14,089
  Write-off of in-process research and
    development...........................       --          --          --          --         20,500
                                            ----------------------------------------------------------
         Total costs and expenses.........    3,952      12,718      33,188      21,098         67,896
                                            ----------------------------------------------------------
         Operating loss...................   (1,024)     (3,537)     (7,933)     (4,362)       (42,787)
Interest income (expense), net............      (10)         98         156          72            (88)
Minority interest.........................       --          --         427         107            846
Wired UK preacquisition loss (Note 4).....       --          --         854         854             --
                                            ----------------------------------------------------------
Loss before taxes.........................   (1,034)     (3,439)     (6,496)     (3,329)       (42,029)
Tax expense...............................       (2)        (18)         (9)         (5)            (9)
                                            ----------------------------------------------------------
         Net loss.........................  $(1,036)    $(3,457)    $(6,505)    $(3,334)      $(42,038)
                                            ----------------------------------------------------------
Pro forma net loss data (Notes 2 and 4):
  Pro forma net loss......................                          $(6,505)                  $(42,038)
                                            ----------------------------------------------------------
  Pro forma net loss per share............                          $ (0.37)                  $  (2.47)
                                            ----------------------------------------------------------
  Shares used in computing pro forma net
    loss per share........................                           17,397                     17,023
                                            ----------------------------------------------------------


--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

CONSOLIDATED STATEMENTS OF MINORITY INTEREST AND STOCKHOLDERS' EQUITY (DEFICIT) (IN THOUSANDS)

--------------------------------------------------------------------------------

                                                                    PREFERRED
                                                                      STOCK               COMMON STOCK
                                                      MINORITY      -----------------    --------------
                                                      INTEREST      SHARES     AMOUNT    SHARES  AMOUNT
                                                      --------      ------     ------    ------  ------
Balances, December 31, 1992 .....................     $   --         1,947      $--        --     $--
   Issuance of Series A Preferred Stock .........         --         9,809       12        --      --
   Syndication costs ............................         --            --       --        --      --
   Net loss .....................................         --            --       --        --      --
                                                      ----------------------------------------------------
Balances, December 31, 1993 .....................         --        11,756       12        --      --
   Issuance of Series A Preferred Stock .........         --         1,938        2        --      --
   Conversion of debt to Series A
     Preferred Stock ............................         --           637       --        --      --
   Net loss .....................................         --            --       --        --      --
                                                      ----------------------------------------------------
Balances, December 31, 1994 .....................         --        14,331       14        --      --
   Capital contribution of HotWired
     Ventures LLC ...............................      1,793            --       --        --      --
   Stock repurchase .............................         --          (226)      --        --      --
   Translation adjustment .......................         --            --       --        --      --
   Net loss .....................................       (427)           --       --        --      --
                                                      ----------------------------------------------------
Balances, December 31, 1995 .....................      1,366        14,105       14        --      --
   Net loss accumulated prior to recapitalization
     (unaudited) ................................       (846)           --       --        --      --
   Recapitalization (unaudited) .................         --            --       --        --      --
   Aquisition of minority interest in HotWired
     Ventures LLC (unaudited) ...................       (520)        1,242        1        --      --
   Series B Preferred Stock private
     placement (unaudited) ......................         --           625        1        --      --
   Compensatory stock option grants
     (unaudited) ................................         --            --       --        --      --
   Issuance of Series A Preferred Stock
     (unaudited) ................................         --            79       --        --      --
   Amortization of deferred compensation
     expense (unaudited) ........................         --            --       --        --      --
   Stock repurchase (unaudited) .................         --          (176)      --        --      --
   Translation adjustment (unaudited) ...........         --            --       --        --      --
   Net loss following recapitalization
     (unaudited) ................................         --            --       --        --      --
                                                      ----------------------------------------------------
Balances, June 30, 1996 (unaudited) .............     $   --        15,875      $16        --     $--
                                                      ====================================================

See accompanying notes to consolidated financial statements.

                                                                                    DEFICIT
                                                      ADDITIONAL                    ACCUMULATED
                                                      PAID-IN       DEFERRED        PRIOR TO            ACCUMULATED   TRANSLATION
                                                      CAPITAL       COMPENSATION    RECAPITALIZATION    DEFICIT       ADJUSTMENT
                                                      ----------    ------------    ----------------    -----------   -----------
Balances, December 31, 1992 .....................     $    252      $    --         $   (216)           $     --      $   --
   Issuance of Series A Preferred Stock .........          661           --               --                  --          --
   Syndication costs ............................          (54)          --               --                  --          --
   Net loss .....................................           --           --           (1,036)                 --          --
                                                      ------------------------------------------------------------------------------
Balances, December 31, 1993 .....................          859           --           (1,252)                 --          --
   Issuance of Series A Preferred Stock .........        2,998           --               --                  --          --
   Conversion of debt to Series A
     Preferred Stock ............................          685           --               --                  --          --
   Net loss .....................................           --           --           (3,457)                 --          --
                                                      ------------------------------------------------------------------------------
Balances, December 31, 1994 .....................        4,542           --           (4,709)                 --          --
   Capital contribution of HotWired
     Ventures LLC ...............................        5,105           --               --                  --          --
   Stock repurchase .............................           (4)          --               --                  --          --
   Translation adjustment .......................           --           --               --                  --          50
   Net loss .....................................           --           --           (6,505)                 --          --
                                                      ------------------------------------------------------------------------------
Balances, December 31, 1995 .....................        9,643           --          (11,214)                 --          50
   Net loss accumulated prior to recapitalization
     (unaudited) ................................           --           --           (5,208)                 --          --
   Recapitalization (unaudited) .................      (16,422)          --           16,422                  --          --
   Aquisition of minority interest in HotWired
     Ventures LLC (unaudited) ...................       24,852           --               --                  --          --
   Series B Preferred Stock private
     placement (unaudited) ......................       12,299           --               --                  --          --
   Compensatory stock option grants
     (unaudited) ................................        9,139       (9,139)              --                  --          --
   Issuance of Series A Preferred Stock
     (unaudited) ................................          790         (790)              --                  --          --
   Amortization of deferred compensation
     expense (unaudited) ........................           --        5,969               --                  --          --
   Stock repurchase (unaudited) .................         (296)          --               --                  --          --
   Translation adjustment (unaudited) ...........           --           --               --                  --         (34)
   Net loss following recapitalization
     (unaudited) ................................           --           --               --             (29,491)         --
                                                      ------------------------------------------------------------------------------
Balances, June 30, 1996 (unaudited) .............     $ 40,005      $(3,960)        $     --            $(29,491)     $   16
                                                      ==============================================================================
                                                      TOTAL
                                                      STOCKHOLDERS'
                                                      EQUITY
                                                      (DEFICIT)
                                                      -------------
Balances, December 31, 1992 .....................     $     36
   Issuance of Series A Preferred Stock .........          673
   Syndication costs ............................          (54)
   Net loss .....................................       (1,036)
                                                      --------
Balances, December 31, 1993 .....................         (381)
   Issuance of Series A Preferred Stock .........        3,000
   Conversion of debt to Series A
     Preferred Stock ............................          685
   Net loss .....................................       (3,457)
                                                      --------
Balances, December 31, 1994 .....................         (153)
   Capital contribution of HotWired
     Ventures LLC ...............................        5,105
   Stock repurchase .............................           (4)
   Translation adjustment .......................           50
   Net loss .....................................       (6,505)
                                                      --------
Balances, December 31, 1995 .....................       (1,507)
   Net loss accumulated prior to recapitalization
     (unaudited) ................................       (5,208)
   Recapitalization (unaudited) .................           --
   Aquisition of minority interest in HotWired
     Ventures LLC (unaudited) ...................       24,853
   Series B Preferred Stock private
     placement (unaudited) ......................       12,300
   Compensatory stock option grants
     (unaudited) ................................           --
   Issuance of Series A Preferred Stock
     (unaudited) ................................           --
   Amortization of deferred compensation
     expense (unaudited) ........................        5,969
   Stock repurchase (unaudited) .................         (296)
   Translation adjustment (unaudited) ...........          (34)
   Net loss following recapitalization
     (unaudited) ................................      (29,491)
                                                      --------
Balances, June 30, 1996 (unaudited) .............     $  6,586
                                                      ========


See accompanying notes to consolidated financial statements.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                                  YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                                                 ---------------------------        -----------------
                                                                1993        1994        1995        1995         1996
                                                               ------      ------      ------      ------      -------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss...................................................  $(1,036)    $(3,457)    $(6,505)    $(3,334)    $(42,038)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Minority interest........................................       --          --        (427)       (107)        (846)
    Preacquisition losses....................................       --          --        (854)       (854)          --
    Accretion of note payable................................       --          --          --          --           87
    Depreciation and amortization............................       18          87         470         283        1,475
    Amortization of deferred compensation....................       --          --          --          --        6,351
    Loss on disposition of property and equipment............       17          --          --          --           39
    Equipment acquired in exchange for advertising...........     (132)        (34)       (361)       (282)        (283)
    Write-off of in-process research and development.........       --          --          --          --       20,500
    Changes in operating assets and liabilities:
      Accounts receivable, net...............................     (824)     (1,372)       (873)       (478)      (1,794)
      Deferred production costs..............................      (88)        (66)        (80)       (140)        (395)
      Prepaid expenses.......................................      (29)        (65)        (65)       (235)        (635)
      Accounts payable and accrued expenses..................      791       1,697       4,026       2,564          437
      Deferred revenue.......................................      514       2,153       1,384       1,188        1,187
                                                               --------------------------------------------------------
         Net cash used in operating activities...............     (769)     (1,057)     (3,285)     (1,395)     (15,915)
                                                               --------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................................      (53)       (688)     (1,509)        (90)      (2,059)
  Proceeds from sale of equipment............................        8          --          --          --           --
  Other assets...............................................       15         (10)       (205)       (205)         (36)
                                                               --------------------------------------------------------
         Net cash used in investing activities...............      (30)       (698)     (1,714)       (295)      (2,095)
                                                               --------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contributions by HotWired Ventures LLC minority
    participants.............................................       --          --       6,898       6,898           --
  Convertible loan from related parties......................      500          --          --          --           --
  Repurchase of Series A preferred stock.....................       --          --          (4)         --         (296)
  Loans (repayments) from related parties....................      325        (140)         --          --           --
  Issuance of Series A preferred stock, net..................      673       3,000          --          --           --
  Issuance of Series B preferred stock, net..................       --          --          --          --       12,300
  Loan and advances from Guardian Media Group plc............       --          --       2,039       1,211           --
  Syndication and deferred offering costs....................      (54)         --          --          --         (620)
  Net proceeds from bank loan................................       --          --       1,500          --        3,500
                                                               --------------------------------------------------------
         Net cash provided by financing activities...........    1,444       2,860      10,433       8,109       14,884
Effect of foreign exchange rate changes......................       --          --          50           9         (111)
                                                               --------------------------------------------------------
Increase (decrease) in cash and cash equivalents.............      645       1,105       5,484       6,428       (3,237)
Cash and cash equivalents, beginning of period...............       --         645       1,750       1,750        7,234
                                                               --------------------------------------------------------
Cash and cash equivalents, end of period.....................  $   645     $ 1,750     $ 7,234     $ 8,178     $  3,997
                                                               --------------------------------------------------------
Supplemental cash flow disclosure -- cash paid for
  interest...................................................  $     1     $    16     $    16     $    --     $    156
                                                               --------------------------------------------------------
Supplemental disclosure of noncash investing and financing
  activities:
  Equipment acquired in exchange for advertising.............  $   132     $    34     $   361     $   282     $    283
  Services rendered in exchange for advertising..............      178         140         836         393          911
  Conversion of notes payable to capital.....................       --         685          --          --           --
  Accrual of stock and stock option deferred compensation....       --          --          --          --        9,929
  Issuance of stock to acquire minority interest in HotWired
    Ventures LLC.............................................       --          --          --          --       24,853
                                                               --------------------------------------------------------


--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


(1)  THE COMPANY

Wired Ventures, Inc. ("Wired" or the "Company"), is a new kind of global, diversified media company engaged in creating content for print, online, and other media.

The Company (a Delaware C corporation) was recapitalized in May 1996 such that the ownership interests of Wired Holdings Inc. (previously a California S corporation), Wired USA Ltd., and Wired Ventures Ltd. were contributed to the Company and approximately 14,000,000 shares of the Company's Series A preferred stock were issued to the owners of such entities. The effective ownership percentage of each respective equity holder in the Company after the recapitalization is the same as their respective interests in the operating assets and liabilities of the Company prior to the recapitalization, and there was no change in control as a result of the recapitalization. Thus, all indirect and direct ownership interests in Wired Ventures, Ltd. have been converted to direct ownership interests in Wired Ventures, Inc. The consolidated financial statements reflect the accounting for this transaction as a combination of companies under common control.

The Company's businesses were historically conducted in partnership and limited liability company form, beginning with Wired Partners in 1992, and continuing through Wired USA Ltd., a California limited partnership (from its formation in January 1993 to January 1994) and Wired Ventures, Ltd., a California limited partnership (from its formation in January 1994 to May 1996). From January 1994 to May 1996, all businesses were conducted by Wired Ventures, Ltd. Wired Ventures, Inc. (via Wired Ventures, Ltd.) maintained a majority interest in HotWired Ventures LLC, a California limited liability company (from its formation in January 1995 through May 1996), and in May 1996 acquired the remaining minority interest (see Note 4). Wired Holdings Inc. and Wired USA Ltd. had no operations, operating assets, or operating liabilities.


The Company's significant subsidiaries as of September 30, 1996 can be summarized as follows:

--------------------------------------------------------------------------------


                                                                                   WIRED VENTURES,
                                                                                        INC.
                  COMPANY                              LEGAL FORM                    OWNERSHIP %
                  -------                               ---------                   -------------
    Wired Magazine Group, Inc...........  California Corporation                         100%
    HotWired, Inc.......................  Delaware Corporation                           100%
    Wired UK............................  United Kingdom Unlimited Company               100%



--------------------------------------------------------------------------------


Wired Magazine Group, Inc. publishes Wired magazine, which is sold on newsstands and through subscriptions. HotWired Inc. publishes editorial material on the World Wide Web through its HotWired network of online content sites. Wired UK publishes a local edition of Wired magazine in the United Kingdom, which is sold on newsstands and through subscriptions.

Liquidity


The Company has incurred recurring losses from operations since inception and as of September 30, 1996, has a working capital deficit of approximately $6.8 million and a negative tangible net worth of approximately $4.0 million. The Company has secured additional financing in the form of a line of credit facility (see Note 5). Management believes that this financing, combined with a number of cost and growth control measures, would be sufficient to fund

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


operations for the next twelve months. Management further believes, however, that achievement of the Company's growth goals will require additional financing.

Pro Forma Balance Sheet


In May 1996, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission (SEC) permitting Wired to sell shares of its common stock in connection with a proposed initial public offering (IPO). If the offering is consummated under the terms presently anticipated, all the currently outstanding shares of preferred stock will convert to 16,211,516 shares of common stock upon closing of the IPO. The conversion of the preferred stock has been reflected in the accompanying pro forma balance sheet as of September 30, 1996.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Minority interest represents the minority participants' share of the equity of HotWired Ventures LLC through May 1996.

All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue from the sale of advertising space in magazines is recognized at the time the issue is circulated.


Proceeds from subscriptions are recognized as revenue over the terms of the subscriptions, generally one to two years, upon commencement of subscription services. Subscriptions expiring within one year are included as deferred revenue and the portion of the subscriptions in excess of one year are classified as noncurrent deferred revenue.


Sales to newsstand distributors are recognized as revenue in the month of distribution, net of an allowance for the return of unsold magazines based upon historical newsstand sales. In the event that actual net sales differ from estimates, adjustments are made in subsequent months. Historically, these adjustments have not been significant.


Revenue from the sale of online advertising is recognized over the period advertisements are displayed, provided that no significant Company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of minimum numbers of page views, or times that the page containing the advertisement is viewed by users. To the extent minimum guaranteed page views are not met, the Company defers recognition of the corresponding revenues until guaranteed page view levels are achieved. Cash received in advance for online advertising is classified as deferred revenue and is recognized as revenue over the time the advertisements are displayed.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)



Stock-Based Compensation



In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 is effective for fiscal years beginning after December 15, 1995, and requires that the Company either recognize in its consolidated financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the consolidated financial statements.



The Company has elected to continue to use the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. SFAS No. 123 did not have a material effect on the Company's consolidated results of operations or financial position.


Cash and Cash Equivalents


Cash and cash equivalents consist of amounts held with banks with original maturities of 90 days or less. As of September 30, 1996, the Company had no significant cash investments subject to the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.


Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. The Company holds cash in deposit accounts with various major banks. The Company's accounts receivable are principally with trade advertisers and newsstand distributors. The Company generally does not require collateral. Wired's five primary newsstand distributors accounted for substantially all of the Company's newsstand revenue and receivables. The Company has historically been dependent on these five distributors for newsstand revenues and has outsourced its printing and distribution activities, on which all magazine revenue is dependent. The Company contracts with all such parties on a month to month basis.

Deferred Production Costs


Deferred production costs are comprised of those expenses incurred to produce magazines and book publications which have yet to be released. These costs normally consist of expenses associated with content, editorial, design, photography, art and production of Wired magazine and book publications. Deferred magazine production costs are deferred for approximately one month and deferred book publishing costs are generally amortized over periods of up to 12 months.


Property and Equipment


Property and equipment are stated at cost. Depreciation is provided on the straight-line basis over an estimated useful life of three years for equipment and up to ten years for leasehold improvements. Maintenance and repairs are charged to expense as incurred.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


Goodwill and Intangibles

Goodwill represents the excess of the acquisition cost of the minority interest in HotWired Ventures LLC over the fair value of the net assets acquired and is being amortized on a straight-line basis over three years. Other intangibles primarily represents purchased technology, which is being amortized on a straight-line basis over three years.

Promotion Costs


AICPA Statement of Position 93-7 requires that the Company defer the costs of direct mail promotions to the extent that they are expected to result in additional subscription revenues in excess of incremental fulfillment costs. As the Company estimates that its incremental fulfillment costs are in excess of its additional subscription revenue, these costs have been expensed as incurred. Direct mail promotion costs totaled $11,154, $1,602,323, $5,674,000, and $7,260,546 in 1993, 1994, 1995, and the nine months ended September 30, 1996, respectively.


Nonmonetary Transactions


Agreements to exchange advertising in Wired magazine and the HotWired network of online content sites for equipment or services are recorded at the estimated fair value of the equipment or service.


Foreign Currency Translation

The functional currency of the Company's foreign operations is the U.S. dollar. All monetary assets and liabilities are translated at the current rate at the end of the period; nonmonetary assets and liabilities are translated at historical rates; revenues and expenses are translated at average exchange rates in effect during the period. Translation and transaction gains and losses have not been material in any of the periods presented.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Wired accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)



Prior to the recapitalization discussed in Note 1, Wired consisted of an S corporation and several partnerships and limited liability companies for federal income tax purposes. As such, income was taxed at the individual shareholder or partner level. Accordingly, tax expense in the accompanying statements of operations for the years ended December 31, 1993, 1994, and 1995 only includes the state minimum franchise taxes. The accompanying pro forma net loss data for the year ended December 31, 1995, and the nine months ended September 30, 1996, reflect provisions for taxes on a pro forma basis, using the asset and liability method, as if Wired had been a C corporation since the beginning of those respective periods, fully subject to federal and state income taxes.



Other than state minimum franchise tax liabilities, no pro forma income taxes have been reflected in the pro forma net loss data for the year ended December 31, 1995, or for the nine month period ended September 30, 1996, due to the current period losses.


Pro Forma Net Loss Per Share

Pro forma net loss per share is computed based on the weighted average number of shares of common stock outstanding and common equivalent shares from stock options (under the treasury stock method, if dilutive) and preferred stock outstanding (on an "as if converted" basis, even if antidilutive), giving effect to the recapitalization as though it had occurred at the beginning of the earliest period presented. In accordance with certain SEC Staff Accounting Bulletins, such computations include all common and common equivalent shares (using the treasury stock method) and preferred shares (on an "as if converted" basis) issued within 12 months of the offering date as if they were outstanding for all periods presented using the anticipated IPO price.


In accordance with APB No. 15, net loss per share has been supplementally computed assuming the issuance as of the beginning of each period presented of a sufficient number of shares of common stock in the offerings to permit repayment of the Company's revolving credit facility with the net proceeds thereof. The resulting supplemental net loss per share amounts for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been $(0.37) and $(2.40), respectively.


Interim Financial Statements


The accompanying unaudited consolidated financial statements for the nine months ended September 30, 1995 have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information set forth therein.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


(3)  BALANCE SHEET AND STATEMENT OF OPERATIONS COMPONENTS

Accounts Receivable


Accounts receivable are recorded net of allowances for potential credit losses, estimated newsstand returns, and other charges. Accounts receivable as of December 31, 1994 and 1995 and September 30, 1996 are summarized as follows (in thousands):

--------------------------------------------------------------------------------


                                                                 DECEMBER 31,
                                                                ---------------      SEPTEMBER 30,
                                                                1994       1995          1996
                                                               -----      -----       -----------
Print:
  Advertising, less allowances of $463, $767 and $645,
    respectively.............................................  $  798     $1,869            $2,643
  Newsstand, less allowances of $1,544, $1,774 and $1,878,
    respectively.............................................     621        549               438
  Subscription...............................................     510        219             1,050
Online:
  Advertising, less allowances of $15, $23 and $23,
    respectively.............................................     269        434               734
                                                               -----------------       -----------
                                                               $2,198     $3,071            $4,865
                                                               -----------------       -----------


--------------------------------------------------------------------------------

Property and Equipment


Property and equipment as of December 31, 1994 and 1995 and September 30, 1996 consisted of the following (in thousands):

--------------------------------------------------------------------------------


                                                                 DECEMBER 31,
                                                                ---------------      SEPTEMBER 30,
                                                                1994       1995          1996
                                                               -----      -----      ------------
Leasehold improvements.......................................  $  301     $  561            $1,244
Computer and communications equipment........................     569      2,136             3,636
Other........................................................      29         71               123
                                                               -----------------------------------
                                                                  899      2,768             5,003
Less accumulated depreciation and amortization...............     108        552             1,497
                                                               -----------------------------------
                                                               $  791     $2,216            $3,506
                                                               -----------------------------------


--------------------------------------------------------------------------------


Depreciation and amortization expense for property and equipment for the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1996 was $87,491 $444,953, and $1,012,691 respectively.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)



Print Revenue



Print revenue for the years ended December 31, 1993, 1994, and 1995 and for the nine month periods ended September 30, 1995 and 1996 are summarized as follows (in thousands):

--------------------------------------------------------------------------------


                                                        DECEMBER 31,                 SEPTEMBER 30,
                                                 --------------------------        -----------------
                                                 1993       1994       1995        1995        1996
                                                -----      -----      ------      ------      ------
Advertising...................................  $1,589     $4,524     $14,756     $ 8,938     $13,775
Subscriptions.................................     381      1,930       4,940       3,576       5,465
Newsstand sales, net..........................     958      2,114       2,896       2,229       2,332
Mailing lists and other.......................      --        265         721         645       1,189
                                                -----------------------------------------------------
                                                $2,928     $8,833     $23,313     $15,388     $22,761
                                                -----------------------------------------------------


--------------------------------------------------------------------------------

Online Advertising Revenue

Online advertising revenue consists of revenue from selling advertisements to corporate sponsors which are placed in content sections.

(4)  BUSINESS COMBINATIONS

Wired UK

Wired UK was formed in 1994. The Company contributed intellectual property in exchange for a 50% interest and Guardian Media Group plc (Guardian), a United Kingdom corporation, contributed cash of approximately $216,000 for its 50% interest. Wired UK had no material results of operations prior to 1995.

In July 1995, Ventures purchased Guardian's 50% interest in Wired UK. Accordingly, the net assets of Wired UK have been included in the accompanying consolidated balance sheet as of December 31, 1995.

The Company recorded this acquisition using step acquisition accounting, in accordance with Accounting Research Bulletin No. 51, by including the joint venture in its consolidated financial statements as though it had been acquired at the beginning of 1995, and reduced its net loss by the $854,000 of preacquisition losses attributable to Guardian's 50% interest up to the date of acquisition. The pro forma combined results of operations for the year ended December 31, 1995, as if the acquisition had occurred at the beginning of that year, would have reflected no change in consolidated total revenues and would have reflected an increase in the consolidated net loss of $854,000 ($0.05 per share). This effect is included in the pro forma combined results of operations presented below.

The fair value of assets and liabilities acquired generally approximated historical cost, except for the forgiveness of approximately $270,000 of a note balance as part of the acquisition agreement. The note bears no interest and, therefore, was discounted by approximately $370,000 to its present value of approximately $1,200,000, based on a rate of 9%. After effecting the forgiveness and discounting of the loan, the purchase price of $80 was equal to the fair value of the assets and liabilities acquired.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


HotWired Ventures LLC

In May 1996, the Company purchased the minority interest in HotWired Ventures LLC in exchange for approximately 1.2 million shares of Series A preferred stock. The Company has accounted for this transaction using the purchase method, and accordingly, the operating results of HotWired Ventures LLC previously attributable to minority interests have been included in the consolidated financial statements from the date of acquisition.

The value of the stock was allocated as follows (in thousands):
--------------------------------------------------------------------------------

Fair value of net tangible assets acquired.........................................  $   371
Research and development in-process................................................   20,500
Purchased technology and goodwill, net of deferred income taxes....................    3,982
                                                                                      ------
                                                                                     $24,853
                                                                                      ------

--------------------------------------------------------------------------------


The amounts allocated to purchased technology and other intangibles, net of deferred taxes, are being amortized over three years. The research and development in-process was written off and charged to operations in the second quarter of 1996. Approximately $450,000 in amortization of goodwill has been recognized in the nine months ended September 30, 1996.



The following pro forma combined results of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 are presented as if the business combination with HotWired Ventures LLC had occurred at the beginning of the period (HotWired Ventures LLC had no significant operations prior to 1995). The $20.5 million charge associated with in-process research and development has been reflected in each period of the following pro forma summary. The pro forma summary also reflects the acquisition of Wired UK (see above) as if the acquisition had occurred at the beginning of 1995. The pro forma summary does not necessarily reflect the results of operations as they would have been if the Company, the minority interest in HotWired Ventures LLC, and Wired UK had constituted a single entity during such periods.

--------------------------------------------------------------------------------


                                                           YEAR ENDED
                                                          DECEMBER 31,        NINE MONTHS ENDED
                                                              1995           SEPTEMBER 30, 1996
                                                           -----------         ---------------
                                                                       (UNAUDITED)
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total revenues..........................................  $ 25,255           $ 25,109
                                                          -------------------------------------
Pro forma net loss......................................  $(29,613)          $(43,439)
                                                          -------------------------------------
Pro forma net loss per share............................  $  (1.70)          $ (2.55)
                                                          -------------------------------------


--------------------------------------------------------------------------------

(5)  NOTE PAYABLE AND LINE OF CREDIT

Note Payable

Wired UK has a note payable with a stated value of L1,000,000 (approximately $1,600,000) to Guardian (see Note 4), which is due in July 1998, bears no interest, and has an estimated

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


present value of approximately $1,200,000. The note is payable on demand with a stated interest rate of 5% in the event of certain changes in ownership or certain transactions with Guardian. In the event that the Company enters into certain joint venture transactions in Continental Europe, Guardian has the right to convert its loan to equity of the new joint venture.

Line of Credit


The Company maintains a $6,500,000 line of credit collateralized by all of the Company's tangible and intangible assets. The line bears an interest rate of prime plus 1.25% (9.5% as of September 30, 1996) and expires on September 30, 2000. The line of credit prescribes that $5,000,000 thereof may be used only to increase Wired magazine's subscription base. The remaining $1,500,000 may be used only to repay the note payable to Guardian by Wired UK (see Note 4). The outstanding balance on the line of credit was $1,500,000 and $5,000,000 at December 31, 1995 and September 30, 1996, respectively. The proceeds of the financing were used to finance certain direct mail promotion costs of Wired magazine. The Company was not in compliance with certain nonfinancial covenants as of December 31, 1995 and as of September 30, 1996. The Company has obtained a waiver from the bank with respect to these nonfinancial covenants. Accordingly, the obligation has been classified as a current liability.



On September 26, 1996, the Company secured a commitment from a bank under which the bank will make available to the Company a line of credit facility of $10 million. The commitment expires on November 15, 1996 in the event that closing of this facility does not occur. The line will bear an interest rate of LIBOR plus 4% or the prime rate plus 2%, at the option of the Company, and expires on December 15, 1997. On December 31, 1996 or in the event of the Company's noncompliance with certain financial covenants or the Company's completion of an IPO, the interest rate will increase to 18%. In the event of any other default, including late payment, the interest rate will increase by an additional 2%. Beginning January 1, 1997, the Company will pay an interest rate of 1.25% per month on the unused balance of the line of credit facility, unless it is otherwise cancelled or unavailable. The agreement prescribes that the first $5 million of the line of credit facility be used to repay the Company's existing short-term bank debt of $5 million. The remaining $5 million may be used to fund operating expenses. Outstanding borrowings under the line of credit will be secured by all tangible and intangible assets of the Company.


(6)  INCOME TAXES


Tax expense recorded in the accompanying historical consolidated financial statements represents state minimum franchise taxes of approximately $1,600, $18,000, $9,000 and $9,000 for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1996, respectively.


Prior to the recapitalization discussed in Note 1, Wired consisted of an S corporation and several partnerships and limited liability companies. As a result of the recapitalization, Wired is now taxed as a C corporation.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


The pro forma provisions for income taxes reflect the tax expense that would have been reported if Wired had been a C corporation. The components of pro forma income taxes are as follows (in thousands):
--------------------------------------------------------------------------------


                                                           YEAR ENDED         NINE MONTHS ENDED
                                                       DECEMBER 31, 1995      SEPTEMBER 30, 1996
                                                        ----------------      ------------------
Pro forma income taxes:
  Current:
    Federal..........................................  $ --                  $ --
    State............................................  9                     9
                                                       ----------------------------------------
         Total pro forma tax expense.................  $ 9                   $ 9
                                                       ----------------------------------------


--------------------------------------------------------------------------------
The following tabulation reconciles the statutory corporate federal income tax benefit (computed by multiplying Wired's loss before income taxes by 34%) to Wired's pro forma income tax expense (in thousands):
--------------------------------------------------------------------------------


                                                         YEAR ENDED           NINE MONTHS ENDED
                                                     DECEMBER 31, 1995        SEPTEMBER 30, 1996
                                                      ---------------         -----------------
Pro forma expected income tax benefit..............  $(2,209)                $(14,290)
State taxes, net of federal effect.................  9                       9
In-process research and development charge.........  --                      6,970
Unutilized net operating losses....................  2,209                   7,302
                                                     -------------------------------------------
         Pro forma tax expense.....................  $    9                  $     9
                                                     -------------------------------------------


--------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of the actual net deferred tax asset as of September 30, 1996, and the pro forma net deferred tax assets as of December 31, 1995 and September 30, 1996 are presented below (in thousands):

--------------------------------------------------------------------------------


                                               ACTUAL            PRO FORMA            PRO FORMA
                                         SEPTEMBER 30, 1996  DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                           ---------------    ---------------      ---------------
Deferred tax assets:
  Reserves and accruals................  $  347              $  754              $   354
  Deferred revenue.....................  1,589               1,650               1,589
  Capitalized production costs.........  --                  188                 --
  Net operating loss carryforwards.....  3,805               2,364               8,512
  Property and equipment...............  --                  103                 --
                                         ------              ------              ------
  Total gross deferred tax assets......  5,741               5,059               10,455
    Valuation allowance................  (5,509)             (5,059)             $(10,223)
                                         ------              ------              ------
         Net deferred tax assets.......  232                 --                  232
                                         ------              ------              ------
Deferred tax liabilities:
  Property and equipment...............  (232)               --                  (232)
                                         ------              ------              ------
                                         --                  --                  --
                                         ------              ------              ------


--------------------------------------------------------------------------------

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


(7)  STOCKHOLDERS' EQUITY


Reverse Stock Split



In September 1996, the Board of Directors authorized, and in October 1996 the stockholders approved, a one-for-two reverse split of all of the Company's series of preferred and common stock. All references in the consolidated financial statements to number of shares and per share amounts have been retroactively restated to reflect the decreased number of shares outstanding.


Preferred Stock


Each share of Series A and B preferred stock is convertible into common stock at the exchange rate in effect at the time of conversion and is subject to appropriate adjustment for common stock splits, stock dividends, and similar transactions. Conversion is automatic upon a majority vote of the holders of preferred stock or upon the closing of a public offering of common stock. The exchange ratio for Series B preferred stockholders is equal to the ratio of the liquidation preference, or $20.00 per share, to the IPO price per share. The exchange ratio for all other stockholders is one to one.


Each holder of Series A and B preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.


Each holder of preferred stock is entitled to receive, when and as declared by the Board, noncumulative dividends at the annual rate of $1.60 per share of Series A preferred stock and $1.60 per share of Series B preferred stock in preference and priority to any payment of any dividend on common stock. Each holder of preferred stock will participate pro rata on dividends paid on the common stock.


In the event of liquidation, the holders of Series B preferred stock are entitled to a per share liquidation preference equal to $20.00, plus all declared and unpaid dividends, after which all Series A preferred stock are entitled to a per share liquidation preference equal to $20.00, plus all declared but unpaid dividends.

There are no redemption or sinking fund provisions applicable to preferred stock.

In January 1996, the Company issued equity interests which represented approximately 74,000 shares of Series A preferred stock to certain of its employees, and recorded deferred compensation expense of approximately $790,000, based on their deemed fair value. This amount is being amortized over the vesting period of the Company's repurchase rights to such shares, which is based upon the employees continuing employment with the Company.

The Company repurchased approximately 226,000 and 176,000 shares of Series A preferred stock in December 1995 and January 1996, respectively, at a total cost of approximately $4,000 and $296,000, respectively.


1996 Equity Incentive Plan



In March and May 1996, respectively, the Board adopted and the stockholders approved the 1996 Equity Incentive Plan ("1996 Equity Plan") and reserved 3,000,000 shares of common stock

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)



for issuance. In May 1996, the Board reserved an additional 1,250,000 shares of common stock for issuance under the 1996 Equity Plan. The 1996 Equity Plan provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, officers, directors and consultants.



In the nine months ended September 30, 1996, the Company issued options for the purchase of an aggregate of approximately 1.8 million shares of common stock pursuant to the plan at prices varying between $11.90 and $20.00. In September 1996, these options were repriced by the Company and reissued at prices ranging from $10.00 to $12.00. In addition, the Company issued options for the purchase of an aggregate of approximately 700,000 shares of common stock outside of the plan at a price of $2.00. Options generally vest to the extent of 25% upon the first anniversary of the employee hire date and an additional 1/36 of the unvested shares vest ratably over the following 36 months.



The Company recorded $9.1 million in deferred compensation expense for the difference between the grant price and the deemed fair value of the common stock. The deferred compensation will be amortized over the vesting period of the individual options, generally four years. The Company recorded $6.3 million in amortization of compensation expense related to such options, in the nine months ended September 30, 1996.



1996 Non-Employee Director Stock Option Plan



Under the 1996 Non-Employee Director Stock Option Plan ("1996 Director Plan"), adopted and approved in May and July of 1996, respectively, the Company may grant options to its management personnel for up to 50,000 shares of common stock. No shares have been issued under the 1996 Director Plan.



SFAS No. 123, Accounting for Stock-Based Compensation



The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. The Company recorded $6.3 million in amortization of deferred compensation expense related to stock options in the nine months ended September 30, 1996. Had compensation costs for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's pro forma net loss and pro forma net loss per share for the nine months ended September 30, 1996 would have been $41,745,000 and $2.45, respectively.



The fair value of options granted during the nine months ended September 30, 1996 for employee services were estimated on the date of grant using the minimum value method with the following weighted-average assumptions: risk-free interest rate of 6.25 percent, expected life of 4.5 years, and no dividends.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)



The fair value of options granted during the nine months ended September 30, 1996 for other than employee services, representing approximately 58,000 of the total options granted, were estimated on the date of grant using the Black-Scholes Pricing Model with the following weighted-average assumptions: risk-free interest rate of 6.28 percent, expected life of 4.5 years, expected volatility of 55 percent, and no dividends.



A summary of the status of the Company's fixed employee benefit plans as of September 30, 1996, and changes during the period then ended is presented below (shares in thousands):

--------------------------------------------------------------------------------


                                                                               WEIGHTED-AVERAGE
                                                                     OPTIONS    EXERCISE PRICE
                                                                      -----     ---------------
Outstanding at beginning of period................................  --         $  --
Granted...........................................................  2,490      12.97
Forfeited.........................................................  (55)       19.28
Cancelled.........................................................  (1,769)    16.92
Regranted.........................................................  1,769      11.24
                                                                    ---------
Outstanding at end of period......................................  2,435      $ 8.72
                                                                    ------
Options vested at end of period...................................  821        $ 6.07
                                                                    ------
Weighted-average fair value of options granted during the nine month period at exercise price equal to market price at grant
  date............................................................             $  3.37
Weighted-average fair value of options granted during the nine month period at exercise price less than market price at grant
  date............................................................             $  8.70


--------------------------------------------------------------------------------


The following table summarizes information about fixed stock options outstanding at September 30, 1996 (shares in thousands):

--------------------------------------------------------------------------------


                                    OPTIONS OUTSTANDING
                    --------------------------------------------------           OPTIONS VESTED
                                     WEIGHTED-AVG.                          -------------------------
   RANGE OF           NUMBER           REMAINING         WEIGHTED-AVG.      NUMBER     WEIGHTED-AVG.
EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE     EXERCISE PRICE     VESTED     EXERCISE PRICE
 -------------       ---------       -------------        ------------      ------      ------------
$2                  666             4.0 years            $ 2.00             455        $ 2.00
10 to 12            1,769           4.5                  11.24              366        11.12
                    -----------                                             ------
$2 to 12            2,435           4.5                  8.72               821        6.07
                    ----------                                              ------


--------------------------------------------------------------------------------


(8)  EMPLOYEE BENEFIT PLANS


Retirement and Savings Program

The salary deferral "401(k)" plan allows employees to defer up to 20% of their salary subject to certain limitations. The Company may make discretionary contributions to the plan, however, no employer contributions have been made since inception.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


(9)  Commitments and Contingencies

Lease Commitments


The Company leases certain office space and office equipment under noncancelable operating leases with terms exceeding one year. Future minimum lease payments under noncancelable operating leases as of September 30, 1996 are as follows (in thousands):

--------------------------------------------------------------------------------


YEARS ENDING
DECEMBER 31,
 -----------
   Three months ending December 31, 1996................................................  $  205
   1997.................................................................................     727
   1998.................................................................................     695
   1999.................................................................................     669
   2000.................................................................................     658
   2001 and thereafter..................................................................   3,147
                                                                                           -----
                                                                                          $6,101
                                                                                           -----


--------------------------------------------------------------------------------


Net rental expense under operating leases for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1996 were $29,463, $70,038, $238,931, and $478,668 respectively.


Legal Matters

Wired and its subsidiaries are involved in a number of claims arising in the ordinary course of business. Wired and its subsidiaries believe these matters will be resolved without material adverse effect on the Company's or its subsidiaries' financial position, results of operations or cash flows.

(10)  RELATED PARTY TRANSACTIONS

In November 1993, the Company received a noninterest bearing convertible loan from AMPI for $500,000. This loan was converted to capital upon formation of Wired Ventures, Ltd. in January 1994.

During 1993, Wired USA Ltd. received two loans. The first loan of $50,000 earned interest at the rate of 6% per annum and was payable to a relative of the editor/publisher. The $50,000 loan was repaid in 1994 subsequent to the formation of Wired Ventures, Ltd. The second loan of $275,000 earned interest at the rate of 10% per annum and was payable to a partner of Wired USA Ltd. As part of the formation of Wired Ventures, Ltd. in 1994, $184,676 of this loan was converted to capital and the remaining principal of $90,324 was repaid.

(11)  INDUSTRY SEGMENT AND GEOGRAPHIC AREA SEGMENT INFORMATION

The Company's major operations are in magazine production and distribution and in the publication of online editorial material on the World Wide Web (comprised of the operations of Hot

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


Wired Ventures LLC and its predecessor entity). The Company's television production and book publishing operations as of December 31, 1995 do not represent significant operations.

Revenues, operating loss, identifiable assets, depreciation and amortization, and capital expenditures pertaining to the major industries in which the Company operates are presented below (in thousands):
--------------------------------------------------------------------------------


                                                                           BROADCAST
                                                   PRINT       ONLINE      TELEVISION    CONSOLIDATED
                                                  ------      -------      --------       ----------
SEPTEMBER 30, 1996
Revenues........................................  $22,761     $  2,348      $    --        $ 25,109
Operating loss..................................   (9,953)     (32,163)        (671)        (42,787)
Identifiable assets.............................    8,865        9,122          284          18,271
Depreciation and amortization...................      620          847            8           1,475
Capital expenditures............................      655        1,427          139           2,221
DECEMBER 31, 1995
Revenues........................................  $23,313     $  1,942      $    --        $ 25,255
Operating loss..................................   (5,734)      (2,199)          --          (7,933)
Identifiable assets.............................    7,498        5,893           --          13,218
Depreciation and amortization...................      336          134           --             470
Capital expenditures............................      788          721           --           1,509
DECEMBER 31, 1994
Revenues........................................  $ 8,833     $    348      $    --        $  9,181
Operating loss..................................   (3,505)         (32)          --          (3,537)
Identifiable assets.............................    4,699          412           --           5,111
Depreciation and amortization...................       72           15           --              87
Capital expenditures............................      544          144           --             688
DECEMBER 31, 1993
Revenues........................................  $ 2,928     $     --      $    --        $  2,928
Operating loss..................................   (1,024)          --           --          (1,024)
Identifiable assets.............................    1,859           --           --           1,859
Depreciation and amortization...................       18           --           --              18
Capital expenditures............................       53           --           --              53


--------------------------------------------------------------------------------

Intersegment transactions have not been significant to date.

WIRED VENTURES, INC.
(A DELAWARE CORPORATION)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(INFORMATION AS OF AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS
UNAUDITED)


Revenues, operating loss, identifiable assets, depreciation and amortization, and capital expenditures derived from foreign based operations are presented below (in thousands):
--------------------------------------------------------------------------------


                                                                                 FOREIGN BASED
                                                                                  OPERATIONS
                                                                                  -----------
SEPTEMBER 30, 1996
Revenues.......................................................................  $761
Operating loss.................................................................  (2,816)
Identifiable assets............................................................  869
Depreciation and amortization..................................................  78
Capital expenditures...........................................................  88
DECEMBER 31, 1995
Revenues.......................................................................  $988
Operating loss.................................................................  (2,617)
Identifiable assets............................................................  472
Depreciation and amortization..................................................  61
Capital expenditures...........................................................  311


--------------------------------------------------------------------------------


There were no foreign based operations in 1993 and 1994.

UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Robertson, Stephens & Company LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:
--------------------------------------------------------------------------------

                                                                        NUMBER OF
                                                                        SHARES OF
                            UNDERWRITER                               COMMON STOCK
                             ---------                                ------------
Goldman, Sachs & Co. ...............................................
Robertson, Stephens & Company LLC...................................
                                                                      --------
          Total.....................................................  3,800,000
                                                                      --------

--------------------------------------------------------------------------------

Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such
price less a concession of $     per share. The U.S. Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 950,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Robertson, Stephens & Company LLC.

Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and

(ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

The Company has granted the U.S. Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 570,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,800,000 shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable up to an aggregate of 142,500 additional shares of Common Stock.

The Company and its stockholders have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of the Prospectus) that are substantially similar to the shares of Common Stock or that are convertible or exchangeable into securities that are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale."

The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the representatives of the U.S. Underwriters and International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WWWW", subject to official notice of issuance.

The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

[PICTURE OF AWARD]                           [PICTURE OF AWARD]



WIRED MAGAZINE                            THE HOTWIRED NETWORK

WINNER OF THE                             WINNER OF THE
NATIONAL MAGAZINE                         NATIONAL INFORMATION
AWARDS FOR:                               INFRASTRUCTURE ARTS AND
                                          ENTERTAINMENT AWARD
GENERAL EXCELLENCE, 1994

DESIGN, 1996

AWARDED BY THE
AMERICAN SOCIETY OF                       AWARDED JULY 12, 1995
MAGAZINE EDITORS                          WASHINGTON DC


1996                                      1996
BEST DIGITAL MAGAZINE                     BEST SITE OF THE YEAR
Digital Hollywood Awards                  Digital Hollywood Awards

1995                                      1995
BEST DIGITAL MAGAZINE                     BEST OF DIGITAL HOLLYWOOD
Digital Hollywood Awards                  Digital Hollywood Awards

EDITORIAL EXCELLENCE                      FLUX: ONE OF THE TOP 10 SITES
Folio Magazine                            Entertainment Weekly
                                          Magazine
1993
START-UP OF THE YEAR AWARD                1994
Ad Week Magazine                          ONLINE MAGAZINE OF THE YEAR
                                          Advertising Age Magazine

                                          BEST IN MULTIMEDIA
                                          Japanese Multimedia
                                          Grand Prix

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

TABLE OF CONTENTS

                                                 PAGE

Prospectus Summary                                  3
Risk Factors                                        6
The Company                                        17
Use of Proceeds                                    18
Dividend Policy                                    18
Dilution                                           19
Capitalization                                     20
Selected Consolidated Financial Data               21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                                    22
Business                                           31
Management                                         48
Certain Transactions                               55
Principal Stockholders                             58
Description of Capital Stock                       59
Shares Eligible for Future Sale                    61
Legal Matters                                      62
Experts                                            62
Change in Accountants                              62
Additional Information                             63
Index to Consolidated Financial Statements        F-1
Underwriting                                      U-1


Through and including          , 1996 (the 25th day after the date of this
Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


                                4,750,000 SHARES


                              WIRED VENTURES, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.001 PER SHARE)

                                  [WIRED LOGO]


                              GOLDMAN, SACHS & CO.

                         ROBERTSON, STEPHENS & COMPANY

                      Representatives of the Underwriters

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE SHARES IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1986 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE SHARES, IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING". IN THE PROSPECTUS, REFERENCES TO "DOLLARS", "U.S.$" AND "$" ARE TO UNITED STATES DOLLARS.

SUBJECT TO COMPLETION, DATED OCTOBER 21, 1996
4,750,000 SHARES

[WIRED LOGO]

WIRED VENTURES, INC.
COMMON STOCK
(PAR VALUE $0.001 PER SHARE)
--------------------------------------------------------------------------------
Of the 4,750,000 shares of Common Stock offered, 950,000 shares are being offered hereby in an international offering outside the United States and 3,800,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

All of the shares of Common Stock offered hereby are being sold by Wired Ventures, Inc.(the "Company"). Prior to the offerings, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. For factors to be considered in determining the initial public offering price, see "Underwriting".

SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WWWW", subject to official notice of issuance.

THIS INTERNATIONAL PROSPECTUS IS INTENDED FOR USE ONLY IN CONNECTION WITH OFFERS AND SALES OF COMMON STOCK OUTSIDE THE UNITED STATES AND IS NOT TO BE SENT OR GIVEN TO ANY PERSON WITHIN THE UNITED STATES. THE COMMON STOCK OFFERED HEREBY IS NOT BEING REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 FOR THE PURPOSE OF SALES OUTSIDE THE UNITED STATES.

                            INITIAL PUBLIC            UNDERWRITING              PROCEEDS TO
                            OFFERING PRICE            DISCOUNT(1)               COMPANY(2)
Per Share                  $                          $                         $
Total(3)                   $                          $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

(2) Before deducting estimated expenses of $1,300,000 payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 712,500 shares at the initial public offering price per share, less the underwriting discount, to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount and proceeds to Company
         will be $       , $       , and $       , respectively. See
         "Underwriting".


The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York on or about October   , 1996, against payment therefor in immediately
available funds.

GOLDMAN SACHS INTERNATIONAL ROBERTSON, STEPHENS & COMPANY

The date of this Prospectus is               , 1996.

UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International and Robertson, Stephens & Company LLC are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:
--------------------------------------------------------------------------------

                                                                     NUMBER OF
                                                                     SHARES OF
                          UNDERWRITER                              COMMON STOCK
                           ---------                               ------------
Goldman Sachs International.....................................
Robertson, Stephens & Company LLC...............................
                                                                   -------
          Total.................................................   950,000
                                                                   -------

--------------------------------------------------------------------------------

Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $     per share. The International Underwriters
may allow, and such dealers may reallow, a concession not in excess of $     per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

The Company has entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the underwriters of the U.S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 3,800,000 shares of Common Stock in a U.S. offering in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the U.S. offering, and vice versa. The representatives of the U.S. Underwriters are Goldman, Sachs & Co. and Robertson, Stephens & Company LLC.

Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters named herein has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

The Company has granted the International Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of 142,500 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 950,000 shares of Common Stock offered. The Company has granted the U.S. Underwriters a similar option to purchase up to an aggregate of 570,000 additional shares of Common Stock.

The Company and its stockholders have agreed, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, not to offer, sell, or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of the Prospectus) that are substantially similar to the shares of Common Stock or that are convertible or exchangeable into securities that are substantially similar to the shares of Common Stock, without the prior written consent of Goldman, Sachs & Co. See "Shares Eligible for Future Sale."

Each International Underwriter has also agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares of debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom, and
(c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended) of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated between the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "WWWW", subject to official notice of issuance.

The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

TABLE OF CONTENTS
                                                 PAGE

Prospectus Summary                                  3
Risk Factors                                        6
The Company                                        17
Use of Proceeds                                    18
Dividend Policy                                    18
Dilution                                           19
Capitalization                                     20
Selected Consolidated Financial Data               21
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations                                     22
Business                                           31
Management                                         48
Certain Transactions                               55
Principal Stockholders                             58
Description of Capital Stock                       59
Shares Eligible for Future Sale                    61
Legal Matters                                      62
Experts                                            62
Change in Accountants                              62
Additional Information                             63
Index to Consolidated Financial Statements        F-1
Underwriting                                      U-1


Through and including           , 1996 (the 25th day after the date of this
Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

4,750,000 SHARES

WIRED VENTURES, INC.

COMMON STOCK
(PAR VALUE $0.001 PER SHARE)


[WIRED LOGO]


GOLDMAN, SACHS INTERNATIONAL

ROBERTSON, STEPHENS & COMPANY

Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the shares of Common Stock being registered. All the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.
--------------------------------------------------------------------------------

     SEC Registration fee......................................     $   28,254
     NASD filing fee...........................................          8,694
     Nasdaq National Market application fee....................         17,500
     Blue Sky qualification fee and expenses...................          7,500
     Printing and engraving expenses...........................        200,000
     Legal fees and expenses...................................        300,000
     Accounting fees and expenses..............................        350,000
     Transfer agent and registrar fees.........................         10,000
     Directors and officers insurance premium..................        250,000
     Miscellaneous.............................................        128,052
                                                                    ----------
               Total...........................................     $1,300,000
                                                                    ----------

--------------------------------------------------------------------------------

ITEM 14.   INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The Registrant's Restated Certificate and Restated Bylaws provide for mandatory indemnification of its directors and permissive indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant has entered into indemnification agreements with its directors and officers, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The indemnification agreements provide the Registrant's directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Company is also in the process of obtaining directors and officers insurance to insure its directors and officers against certain liabilities under the Securities Laws.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

Since its incorporation in March 1996, the Registrant has sold and issued the following unregistered securities:

        (a) On May 28, 1996, the Company issued 30,500,000 shares of its Series A Preferred Stock to the equity owners of Wired Holdings Inc., Wired USA Ltd., Wired Ventures, Ltd. and HotWired Ventures LLC, including Louis Rossetto, Jane Metcalfe, Advance Magazine Publishers, Inc., Jackson Living Trust dtd July 19, 1992, Nicholas Negroponte, H. William Jesse, Jr., Lawrence Wilkinson, Andrew Anker, Rex Ishibashi and Jeffrey Simon in exchange for their interests therein.

        (b) On May 28, 1996, the Company issued one share of Common Stock to each of Jane Metcalfe and Louis Rossetto for $10.00 in cash per share.

        (c) On May 28, 1996, the Company issued 1,250,000 shares of its Series B Preferred Stock to 10 investors, including Advance Magazine Publishers, Inc., for $10.00 in cash per share.

        (d) On September 25, 1996, the Company issued one share of Common Stock to each of Louis Rossetto and Jane Metcalfe for $5.00 in cash per share.

All of such shares of Preferred Stock and Common Stock were subject to, but do not reflect, a one-for-two reverse stock split to be effected in October 1996.


The securities described in the transaction described in paragraph (a) above were exempt from registration under the Securities Act by virtue of Section 3(a)(10) thereunder in that they were issued in exchange for bona fide outstanding securities and the terms and conditions of such issuance and exchange were approved, after a hearing upon the fairness of such terms and conditions upon which all persons to whom the Registrant proposed to issue securities in such exchange had the right to appear, by the California Commissioner of Corporations.
The sale and issuance of securities in the transactions described in paragraphs
(b) and (c) were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) or Regulation D promulgated thereunder as transactions not involving a public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS.
--------------------------------------------------------------------------------


 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 ------                            ---------------------
  1.1a*   Form of Underwriting Agreement (U.S. Version)
  1.1b*   Form of Underwriting Agreement (International Version)
  2.1*    Form of Exchange Agreement, dated as of May 28, 1996, among the
          Registrant and the holders of its Series A Preferred Stock
  3.1*    Amended and Restated Certificate of Incorporation of the Registrant
  3.2*    Bylaws of the Registrant
  3.3*    Amended and Restated Certificate of Incorporation to be effective upon completion of the offering
  4.1     Reference is made to Exhibits 3.1 through 3.3
  4.2*    Specimen stock certificate
  4.3*    Form of Investor Rights Agreement, dated May 28, 1996, among the
          Registrant and certain of its stockholders
  5.1*    Opinion of Cooley Godward LLP
 10.1*    Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
 10.2*    1996 Equity Incentive Plan, together with forms of agreements to be used thereunder
 10.3*    1996 Non-Employee Director Stock Option Plan, together with form of agreement to be used thereunder
 10.4a*   Letter of Agreement, Loan Note and Related Guaranty, dated as of July
          22, 1995, among the Registrant, Wired World LLC, Wired New York, Wired
          UK, Guardian Media Group, Karadean Limited, Guardian Magazines Limited
          and Guardian Newspapers Limited
 10.4b*   Agreement, Substitution Loan Note and Substitution Guaranty, dated as of June 28, 1996, among the Registrant, Wired World LLC, Wired New
          York, Wired UK, Guardian Media Group, Karadean Limited, Guardian
          Magazines Limited and Guardian Newspapers Limited
 10.5+*   License Agreement, dated as of May 30, 1994, between the Registrant and
          Dohosha Publishing Co., Ltd.
 10.6+*   Letter of Intent, dated as of April 5, 1996, between HotWired Ventures
          LLC and Inktomi Corporation

 EXHIBIT
 NUMBER                           DESCRIPTION OF DOCUMENT
 ------                            ---------------------
 10.7+*   Agreement, dated as of November 5, 1992, as amended on August 2, 1994,
          April 11, 1995, and May 22, 1996, between the Registrant and
          International Circulation Distributors - The Hearst Corporation
 10.8+*   Master Agreement for Neodata Services, dated as of June 20, 1994, between the Registrant and Neodata Services, Inc.
 10.9*    Real Property Lease, dated as of May 20, 1994, between the Registrant and 500 Third Street Associates
 10.10*   Real Property Lease, dated as of November 15, 1995, between the
          Registrant and GORR Partners, LLC
 10.11+*  Letter Agreement, dated as of June 14, 1996, between the Registrant and
          MSNBC Cable Channel, L.L.C.
 10.12*   Employment Agreement, dated as of October 12, 1995, between HotWired
          Ventures LLC and Jeffrey Simon, as supplemented by Letter Agreement, dated June 20, 1996, between the Registrant and Jeffrey Simon
 10.13*   Real Property Lease, dated as of June 21, 1996, between HotWired, Inc.
          and GORR Partners, LLC
 11.1     Statement re: Computation of Pro Forma Net Loss Per Share
 16.1*    Letter from Coopers & Lybrand LLC
 21.1*    Subsidiaries of the Registrant
 23.1     Report on Financial Statement Schedule and Consent of Independent
          Auditors.
 23.2     Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
 24.1     Power of Attorney. Reference is made to Page II-5.
 27.1     Financial Data Schedule


--------------------------------------------------------------------------------

*  Previously filed as an exhibit to the Registration Statement.

+  Confidential treatment requested.

(b) FINANCIAL STATEMENT SCHEDULES.

Schedule II -- Valuation and Qualifying Accounts -- Page S-1.

All other schedules are omitted because they are not required, they are not applicable or the information is already included in the financial statements or notes thereto.

ITEM 17.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and County of San Francisco, State of California, on the 21st day of October, 1996.


WIRED VENTURES, INC.

By:   Louis Rossetto*

---------------------------------------------
Louis Rossetto
Chief Executive Officer and Chair
of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Louis Rossetto and Jeff Simon as his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement on Form S-1, and to any registration statement filed under Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

--------------------------------------------------------------------------------


              SIGNATURE                          TITLE                    DATE
               --------                           ---                     ----
Louis Rossetto*                          Chief Executive             October 21, 1996
--------------------------------------   Officer and Chair of
Louis Rossetto                           the Board (Principal
                                         Executive Officer)
/s/  Jeffrey Simon                       Chief Financial             October 21, 1996
--------------------------------------   Officer and Secretary
Jeffrey Simon                            (Principal Financial
                                         and Accounting
                                         Officer)
Jane Metcalfe*                           President and Director      October 21, 1996
--------------------------------------
Jane Metcalfe
H. William Jesse, Jr.*                   Director                    October 21, 1996
--------------------------------------
H. William Jesse, Jr.
Lawrence                                 Director                    October 21, 1996
Wilkinson*
--------------------------------------
Lawrence Wilkinson
/s/  Scott                               Director                    October 21, 1996
Sassa
--------------------------------------
Scott Sassa
*By: /s/  Jeffrey Simon
--------------------------------------
Jeffrey Simon, Attorney-in-Fact


--------------------------------------------------------------------------------

SCHEDULE II

WIRED VENTURES, INC.

VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)


                                          BALANCE AT                                      BALANCE AT
                                          BEGINNING       CHARGED TO                         END
          ACCOUNT DESCRIPTION             OF PERIOD       OPERATIONS      DEDUCTIONS      OF PERIOD
           -----------------              ----------      ----------      ----------      ----------
YEAR ENDED DECEMBER 31, 1993
  Magazine advertising
    Allowance for doubtful accounts....  $ --            $ 168           $  22           $ 146
  Newsstand and single copy
    Allowance for newsstand returns....  --              767             367             400
                                         -------------------------------------------------------
                                         $ --            $ 935           $ 389           $ 546
                                         -------------------------------------------------------
YEAR ENDED DECEMBER 31, 1994
  Magazine advertising
    Allowance for doubtful accounts....  $ 146           $ 482           $ 165           $ 463
  Online advertising
    Allowance for doubtful accounts....  --              15              --              15
  Newsstand and single copy
    Allowance for newsstand returns....  400             1,480           336             1,544
                                         -------------------------------------------------------
                                         $ 546           $1,977          $ 501           $2,022
                                         -------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
  Magazine advertising
    Allowance for doubtful accounts....  $ 463           $ 304           $ --            $ 767
  Online advertising
    Allowance for doubtful accounts....  15              8               --              23
  Newsstand and single copy
    Allowance for newsstand returns....  1,544           2,030           1,800           1,774
                                         -------------------------------------------------------
                                         $2,022          $2,342          $1,800          $2,564
                                         -------------------------------------------------------
NINE MONTHS ENDED SEPTEMBER 30, 1996
  Magazine advertising
    Allowance for doubtful accounts....  $ 767           $ 184           $ 306           $ 645
  Online advertising
    Allowance for doubtful accounts....  23              7               7               23
  Newsstand and single copy
    Allowance for doubtful accounts....  1,774           3,727           3,623           1,878
                                         -------------------------------------------------------
                                         $2,564          $3,918          $3,936          $2,546
                                         -------------------------------------------------------

EXHIBIT INDEX
--------------------------------------------------------------------------------


                                                                          SEQUENTIALLY
EXHIBIT                                                                     NUMBERED
 NUMBER                     DESCRIPTION OF DOCUMENT                           PAGE
-------                      ---------------------                         ----------
 1.1a*   Form of Underwriting Agreement (U.S. Version)
 1.1b*   Form of Underwriting Agreement (International Version)
 2.1*    Form of Exchange Agreement, dated as of May 28, 1996, among the Registrant and the holders of its Series A Preferred Stock
 3.1*    Amended and Restated Certificate of Incorporation of the
         Registrant
 3.2*    Bylaws of the Registrant
 3.3*    Amended and Restated Certificate of Incorporation to be
         effective upon completion of the offering
 4.1     Reference is made to Exhibits 3.1 through 3.3
 4.2*    Specimen stock certificate
 4.3*    Form of Investor Rights Agreement, dated May 28, 1996, among the Registrant and certain of its stockholders
 5.1*    Opinion of Cooley Godward LLP
10.1*    Form of Indemnification Agreement between the Registrant and each of its executive officers and directors
10.2*    1996 Equity Incentive Plan, together with forms of agreements to be used thereunder
10.3*    1996 Non-Employee Director Stock Option Plan, together with form of agreement to be used thereunder
10.4a*   Letter of Agreement, Loan Note and Related Guaranty, dated as of July 22, 1995, among the Registrant, Wired World LLC, Wired
         New York, Wired UK, Guardian Media Group, Karadean Limited,
         Guardian Magazines Limited and Guardian Newspapers Limited
10.4b*   Agreement, Substitution Loan Note and Substitution Guaranty,
         dated as of June 28, 1996, among the Registrant, Wired World
         LLC, Wired New York, Wired UK, Guardian Media Group, Karadean
         Limited, Guardian Magazines Limited and Guardian Newspapers
         Limited
10.5+*   License Agreement, dated as of May 30, 1994, between the
         Registrant and Dohosha Publishing Co., Ltd.
10.6+*   Letter of Intent, dated as of April 5, 1996, between HotWired
         Ventures LLC and Inktomi Corporation
10.7+*   Agreement, dated as of November 5, 1992, as amended on August
         2, 1994, April 11, 1995, and May 22, 1996, between the
         Registrant and International Circulation Distributors - The
         Hearst Corporation
10.8+*   Master Agreement for Neodata Services, dated as of June 20,
         1994, between the Registrant and Neodata Services, Inc.
10.9*    Real Property Lease, dated as of May 20, 1994, between the
         Registrant and 500 Third Street Associates
10.10*   Real Property Lease, dated as of November 15, 1995, between
         HotWired, Inc. and GORR Partners, LLC
10.11+*  Letter Agreement, dated as of June 14, 1996, between the
         Registrant and MSNBC Cable Channel, L.L.C.

                                                                          SEQUENTIALLY
EXHIBIT                                                                     NUMBERED
 NUMBER                     DESCRIPTION OF DOCUMENT                           PAGE
-------                      ---------------------                         ----------
10.12*   Employment Agreement, dated as of October 12, 1995, between
         HotWired Ventures LLC and Jeffrey Simon, as supplemented by
         Letter Agreement dated June 20, 1996, between Registrant and
         Jeffrey Simon
10.13*   Real Property Lease, dated as of June 21, 1996, between the
         Registrant and GORR Partners, LLC
11.1     Statement re: Computation of Pro Forma Net Loss Per Share
16.1*    Letter from Coopers & Lybrand LLC
21.1*    Subsidiaries of the Registrant
23.1     Report on Financial Statement Schedule and Consent of
         Independent Auditors
23.2     Consent of Cooley Godward LLP. Reference is made to Exhibit
         5.1
24.1     Power of Attorney. Reference is made to Page II-5
27.1     Financial Data Schedule


---------------

*  Previously filed as an exhibit to the Registration Statement.

+  Confidential treatment requested.